                              File Number: 333-144604

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM N-6

            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933 X

                       Pre-Effective Amendment Number  1
                                                      ---

                       Post-Effective Amendment Number ___

                                     and/or

        REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940 X

                         Pre-Effective Amendment Number  1
                                                        ---

            MINNESOTA LIFE INDIVIDUAL VARIABLE UNIVERSAL LIFE ACCOUNT
                           (Exact Name of Registrant)

                        Minnesota Life Insurance Company
             (formerly The Minnesota Mutual Life Insurance Company)
                               (Name of Depositor)

                             400 Robert Street North
                         St. Paul, Minnesota 55101-2098
              (Address of Depositor's Principal Executive Offices)

                                 1-651-665-3500
               (Depositor's Telephone Number, including Area Code)

                              Dwayne C. Radel, Esq.
                    Senior Vice President and General Counsel
                        Minnesota Life Insurance Company
                             400 Robert Street North
                         St. Paul, Minnesota 55101-2098
                     (Name and Address of Agent for Service)

                                    Copy to:
                             Thomas E. Bisset, Esq.
                         Sutherland Asbill & Brennan LLP
                          1275 Pennsylvania Avenue, NW
                           Washington, D.C. 20004-2415

Title of Securities Being Registered: Variable Universal Life Insurance
Policies.

Approximate Date of Proposed Public Offering: As soon as practicable after the Registration Statement becomes effective.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

PROSPECTUS

MINNESOTA LIFE INSURANCE COMPANY
MINNESOTA LIFE INDIVIDUAL VARIABLE UNIVERSAL LIFE ACCOUNT

VARIABLE UNIVERSAL LIFE INSURANCE POLICY


     This prospectus describes a Variable Universal Life Insurance Policy (the "Policy") issued by Minnesota Life Insurance Company ("Minnesota Life" "we" "us" or "our"). The Policy is a long-term investment designed to provide significant life insurance benefits for the insured. This prospectus provides basic information that you should know before purchasing the Policy. You should consider the Policy in conjunction with other insurance you own. Replacing your existing life insurance with this Policy may not be to your advantage. In addition, it may not be to your advantage to finance the purchase or maintenance of this Policy through a loan or through withdrawals from another policy. Please consult your insurance agent or financial adviser.


     You can allocate your Policy's accumulation value to one or more sub-accounts of the Minnesota Life Individual Variable Universal Life Account (the "Account"), each of which invests exclusively in one of the Portfolios listed below. The value of your investment in the Account will vary with the investment experience of the sub-accounts you select. You can also allocate your Policy's accumulation value to the guaranteed interest account, which credits a specific rate of interest and is part of Minnesota Life's general account.

THE FOLLOWING PORTFOLIOS ARE AVAILABLE UNDER THE POLICY:

[ADVANTUS(R) CAPITAL MANAGEMENT LOGO]

ADVANTUS SERIES FUND, INC.


-    BOND PORTFOLIO -- CLASS 1 SHARES

-    INDEX 400 MID-CAP PORTFOLIO -- CLASS 1 SHARES

-    INDEX 500 PORTFOLIO -- CLASS 1 SHARES

-    INTERNATIONAL BOND PORTFOLIO -- CLASS 1 SHARES

-    MORTGAGE SECURITIES PORTFOLIO -- CLASS 1 SHARES

-    REAL ESTATE SECURITIES PORTFOLIO -- CLASS 1 SHARES


[ALLIANCEBERNSTEIN Investments LOGO]

ALLIANCEBERNSTEIN VARIABLE PRODUCTS SERIES FUND, INC.


-    INTERNATIONAL VALUE PORTFOLIO -- CLASS A SHARES


[Fidelity(R) INVESTMENTS LOGO]

FIDELITY(R) VARIABLE INSURANCE PRODUCTS FUNDS


-    EQUITY-INCOME PORTFOLIO -- INITIAL CLASS SHARES

-    MID CAP PORTFOLIO -- INITIAL CLASS SHARES

[ibbotson ETF allocation series LOGO]


FINANCIAL INVESTORS VARIABLE INSURANCE TRUST


-    IBBOTSON AGGRESSIVE GROWTH ETF ASSET ALLOCATION PORTFOLIO -- CLASS I
     SHARES*

-    IBBOTSON BALANCED ETF ASSET ALLOCATION PORTFOLIO -- CLASS I SHARES*

-    IBBOTSON CONSERVATIVE ETF ASSET ALLOCATION PORTFOLIO -- CLASS I SHARES*

-    IBBOTSON GROWTH ETF ASSET ALLOCATION PORTFOLIO -- CLASS I SHARES*

-    IBBOTSON INCOME AND GROWTH ETF ASSET ALLOCATION PORTFOLIO -- CLASS I
     SHARES*


[FRANKLIN TEMPLETON INVESTMENTS LOGO]


FRANKLIN TEMPLETON VARIABLE INSURANCE PRODUCTS TRUST

-    FRANKLIN SMALL CAP VALUE SECURITIES FUND -- CLASS 1 SHARES


[JANUS LOGO]

JANUS ASPEN SERIES

-    INTERNATIONAL GROWTH PORTFOLIO -- INSTITUTIONAL SHARES

-    LARGE CAP GROWTH PORTFOLIO -- INSTITUTIONAL SHARES

[VAN KAMPEN INVESTMENTS LOGO]


THE UNIVERSAL INSTITUTIONAL FUNDS, INC.

-    EMERGING MARKETS EQUITY PORTFOLIO -- CLASS II SHARES


[Vanguard(R) LOGO]

VANGUARD(R) VARIABLE INSURANCE FUND


-    BALANCED PORTFOLIO -- CLASS 1 SHARES

-    CAPITAL GROWTH PORTFOLIO -- CLASS 1 SHARES

-    DIVERSIFIED VALUE PORTFOLIO -- CLASS 1 SHARES

-    EQUITY INCOME PORTFOLIO -- CLASS 1 SHARES

-    HIGH YIELD BOND PORTFOLIO -- CLASS 1 SHARES

-    INTERNATIONAL PORTFOLIO -- CLASS 1 SHARES

-    MONEY MARKET PORTFOLIO -- CLASS 1 SHARES

-    SHORT-TERM INVESTMENT-GRADE PORTFOLIO -- CLASS 1 SHARES

-    SMALL COMPANY GROWTH PORTFOLIO -- CLASS 1 SHARES

-    TOTAL BOND MARKET INDEX PORTFOLIO -- CLASS 1 SHARES

-    TOTAL STOCK MARKET INDEX PORTFOLIO -- CLASS 1 SHARES


[W&R TARGET FUNDS LOGO]

W&R TARGET FUNDS, INC.


-    W&R TARGET ASSET STRATEGY PORTFOLIO

-    W&R TARGET CORE EQUITY PORTFOLIO

-    W&R TARGET GLOBAL NATURAL RESOURCES PORTFOLIO

-    W&R TARGET GROWTH PORTFOLIO

-    W&R TARGET INTERNATIONAL VALUE PORTFOLIO

-    W&R TARGET SCIENCE AND TECHNOLOGY PORTFOLIO

* These Portfolios are structured as fund of funds that invest directly in shares of underlying funds. See the section entitled "General Descriptions -- The Funds" for additional information.


PLEASE NOTE THAT THE POLICY AND THE PORTFOLIOS:

          -    are not guaranteed to achieve their goals;

          -    are not federally insured;

          -    are not endorsed by any bank or government agency; and

          -    are subject to risks, including loss of the amount invested.

A PROSPECTUS FOR EACH OF THE PORTFOLIOS AVAILABLE THROUGH THE ACCOUNT MUST ACCOMPANY THIS PROSPECTUS. PLEASE READ THESE DOCUMENTS CAREFULLY BEFORE INVESTING AND SAVE THEM FOR FUTURE REFERENCE.

THE SECURITIES AND EXCHANGE COMMISSION HAS NOT APPROVED THE POLICY, THE GUARANTEED INTEREST ACCOUNT OR DETERMINED THAT THIS PROSPECTUS IS ACCURATE OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THE POLICY IS NOT AVAILABLE IN ALL STATES. THIS PROSPECTUS DOES NOT OFFER THE POLICIES IN ANY JURISDICTION WHERE THEY CANNOT BE LAWFULLY SOLD. YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROSPECTUS, SALES MATERIALS WE HAVE APPROVED OR THAT WE HAVE REFERRED YOU TO. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT.

MINNESOTALIFE


400 ROBERT STREET NORTH - ST. PAUL, MINNESOTA 55101-2098
PH 651/665-3500 - http:/www.minnesotalife.com


DATED: ___________, 2007

TABLE OF CONTENTS


SUMMARY OF BENEFITS AND RISKS                                                  1
FEE TABLES                                                                     4
GENERAL DESCRIPTIONS                                                           9
   Minnesota Life Insurance Company                                            9
   Individual Variable Universal Life Account                                  9
   The Funds                                                                   9
   Additions, Deletions or Substitutions                                      12
   The Guaranteed Interest Account and the Loan Account                       13
   Payments Made by Underlying Mutual Funds                                   14
INFORMATION ABOUT THE POLICY                                                  14
   Variable Universal Life Insurance                                          14
   Policy Changes                                                             14
   Applications and Policy Issue                                              16
   Policy Premiums                                                            16
   Free Look                                                                  18
   Accumulation Value                                                         18
   Transfers                                                                  21
DEATH BENEFIT                                                                 23
   Death Benefit Proceeds                                                     23
   Death Benefit Options                                                      24
   Effect of Partial Surrenders on the Death Benefit                          28
   Choosing Death Benefit Options                                             28
   Changing the Death Benefit Option                                          28
   Increasing/Decreasing the Face Amount                                      29
   Settlement Options                                                         29
   Policy Loans                                                               29
   Surrender                                                                  31
   Partial Surrender                                                          32
   Policy Charges                                                             33
   Other Policy Provisions                                                    36
   Supplemental Agreements                                                    37
OTHER MATTERS                                                                 38
   Federal Tax Status                                                         38
   Tax Treatment of Policy Benefits                                           40
   Voting Rights                                                              44
   Compensation Paid for the Sale of Policies                                 44
   Legal Proceedings                                                          45
   Financial Statements                                                       46
   Registration Statement                                                     46
STATEMENT OF ADDITIONAL INFORMATION                                           46
APPENDIX -- GLOSSARY                                                         A-1

SUMMARY OF BENEFITS AND RISKS

     The following summary is designed to answer certain general questions concerning the Policy and to give you a brief overview of the more significant features of the Policy. The summary is not comprehensive and you should review the information contained elsewhere in this prospectus. This prospectus describes a flexible premium variable universal life insurance policy called Accumulator VUL. As the policy owner, you can exercise all the rights under the Policy, including the right to change the owner, the beneficiary and to make other policy changes. The Policy combines both life insurance protection and the potential for the accumulation of cash values; the Policy is not suitable as a short-term investment vehicle. You can lose some or all of your money.

     WHAT ARE SOME OF THE BENEFITS OF THE POLICY?


     The Policy allows for the growth of accumulation value, while life insurance coverage remains in force, and permits the flexible payment of premiums. The accumulation value of the Policy will fluctuate with the investment performance of the sub-accounts of the Account. You may transfer accumulation value among the sub-accounts and the guaranteed interest account, surrender all or part of your accumulation value under the Policy and take policy loans, subject to the limitations described in this prospectus. Each Policy has a face amount, however, the death benefit payable upon the death of the insured may be greater than the face amount, as described later in this prospectus.


     We offer seven Agreements that provide supplemental insurance benefits under the Policy: Accelerated Benefit, Death Benefit Guarantee, Family Term -- Children, Overloan Protection, Term Insurance, Waiver of Charges and Waiver of Premium Agreements. There is no charge for the Accelerated Benefit Agreement. The Agreements may not be available in all states.

     We also offer several ways of receiving death benefit proceeds under the Policy, other than in a lump sum. Information concerning the settlement options available under the Policy is set forth later in this prospectus, and in the Statement of Additional Information that we will provide you upon request. See "Statement of Additional Information" section to this prospectus.


     In general, under the Internal Revenue Code (the "Code"), the death benefit payable under a qualifying life insurance policy is excludable from the gross income of the beneficiary, and the owner would not be deemed to be in constructive receipt of the accumulation value of the Policy until there is a distribution. This means that under a qualifying life insurance policy, accumulation value builds up on a tax deferred basis and transfers of accumulation value among the available investment options under the Policy may be made tax free. This Policy is designed to afford the tax treatment normally accorded life insurance contracts under the Code.


     HOW CAN THE POLICY BE CHANGED?

     The Policy allows you the flexibility to tailor your Policy to your needs at issue and to change your Policy thereafter as your insurance needs change. Within very broad limits, including those designed to assure that the Policy qualifies as life insurance for tax purposes, you may choose the level of premium you wish to pay, the face amount and death benefit option under the Policy.

     WHAT MAKES THE POLICY VARIABLE?

     The Policy is called "variable" because unlike traditional whole life and universal life contracts which provide for accumulation of contract values at fixed rates determined by the insurance company, the accumulation value of the Policy may be invested in the sub-accounts of the Account. In turn, each sub-account invests exclusively in a corresponding Portfolio of a Fund. Thus, your accumulation value, to the extent invested in a sub-account, will vary with the positive or negative investment experience of the corresponding Portfolio.

     If you seek a fixed return on your accumulation value, you can allocate premiums and accumulation value to the guaranteed interest account, which credits a fixed rate of interest and is part of Minnesota Life's general account. See "Individual Variable Universal Life Account" and "The Funds" on page 9.

     With the guaranteed interest account, you do not bear the risk that adverse investment performance will lower your accumulation value invested in that account. See "The Guaranteed Interest Account and the Loan Account" on page 12.

     WHAT DEATH BENEFIT OPTIONS ARE OFFERED UNDER THE POLICY?

     The Policy provides three death benefit options: the Level Option, the Increasing Option and the Sum of Premiums Option.

     Under the Level Option, the death benefit is the face amount of the Policy. If the Level Option is in effect, the death benefit payable will not be affected by either the negative or positive investment performance of the investment options.

     Under the Increasing Option, the death benefit equals the face amount of the Policy plus the accumulation value at the time of death of the insured. If the Increasing Option is in effect, the death benefit payable will reflect the investment performance of the investment options in which accumulation value has been invested.

     The Sum of Premiums Option provides a death benefit equal to the face amount of the Policy plus the sum of all premiums paid less the sum of all partial surrenders. If the Sum of Premiums Option is in effect, the death benefit payable will not be affected by either the negative or positive investment performance of the investment options. See "Death Benefit Options" on page 23.

     In order for your Policy to be considered life insurance under Code Section 7702, it must satisfy either the cash value accumulation test or the guideline premium test. Unless you specify otherwise, the death benefit qualification test for this Policy is the guideline premium test. The death benefit qualification test is shown on the policy data pages and cannot be changed. In order to ensure the Policy continues to satisfy the definition of life insurance under Code Section 7702, we may need to adjust the amount of death benefit payable under the death benefit option you have chosen.

     DO YOU HAVE ACCESS TO YOUR ACCUMULATION VALUE?

     Yes. You may transfer accumulation value among the available investment options or surrender the Policy at any time. You may also make a partial surrender of the accumulation value of the Policy after the first policy year. A surrender or partial surrender may have federal tax consequences. See "Federal Tax Status" on page 37. A Surrender Charge may apply if you surrender the Policy. If you request a partial surrender, we will assess a Partial Surrender Transaction Charge of 2 percent of the amount withdrawn not to exceed $25.

     The maximum partial surrender that you may make at any time is equal to the accumulation value less any outstanding policy loan and accrued interest, any applicable Surrender Charge and three months of monthly charges. The minimum partial surrender that you may make is $500. We will not process a partial surrender that would cause your Policy to be disqualified as life insurance under the Code. We reserve the right to defer the payment of any amount from the guaranteed interest account upon surrender or partial surrender for up to six months.

     You may also borrow an amount up to your accumulation value less any applicable Surrender Charge and three months of monthly charges as a policy loan. A policy loan may have tax consequences. See "Federal Tax Status" on page 37.

     WHAT ARE SOME OF THE RISKS OF THE POLICY?

     Your accumulation value under the Policy, to the extent invested in the sub-accounts of the Account, has no guaranteed minimum value. Therefore, you bear the risk that any adverse investment performance in the sub-accounts may reduce your accumulation value under the Policy. You are also subject to the risk that the investment performance of the sub-accounts you select may be less favorable than that of other sub-accounts, and in order to keep the Policy in force you may be required to pay more premiums than originally planned. The Policy also offers you the opportunity to have your accumulation value increase more rapidly than it would under comparable fixed life insurance by virtue of favorable investment performance. The death benefit may also increase and decrease with investment experience.

     There is the risk that the Policy may terminate. As described in the "Termination" and "Reinstatement" sections of this prospectus, termination will only occur when the accumulation value under the Policy, less the sum of any outstanding policy loans and unpaid policy loan interest, is insufficient to cover the monthly charges, and the subsequent grace period expires without sufficient payment being made. You may reinstate a terminated Policy, subject to certain conditions. Policy loans may increase the risk that the Policy will terminate. If a Policy terminates with an outstanding policy loan, there may be significant adverse tax consequences to the owner. Policy loans may also have a negative effect on a Policy's accumulation value, and may reduce the death benefit. See "Policy Premiums" on page 16.


     You may elect the Overloan Protection Agreement to prevent policy termination in certain circumstances. The tax treatment of the Overloan Protection Agreement is uncertain and, it is not clear whether the Overloan Protection Agreement will be effective to prevent taxation of any outstanding loan balance as a distribution in those situations where Overloan Protection takes effect. Anyone contemplating the purchase of the Policy with the Overloan Protection Agreement should consult a tax adviser.


     Surrendering your Policy or taking partial surrenders may have significant tax consequences. If you Surrender your Policy, you may be assessed a Surrender Charge. A partial surrender will be subject to a transaction charge equal to the lesser of $25 or 2 percent of the amount of the partial surrender. A partial surrender will reduce the accumulation value and will reduce the death benefit and increase the risk of termination. See "Federal Tax Status" on page 37.

     There is risk that the Policy may not qualify as life insurance for federal tax purposes. We believe that a Policy issued on the basis of a standard underwriting class should so qualify. However, it is not clear whether a Policy issued on a sub-standard basis would qualify. Failure to qualify would mean that the death proceeds would be included in the beneficiary's gross income for federal income tax purposes, and that the accumulation value is constructively received before it is actually received.


     The Policy may be unsuitable as a short-term savings vehicle due to the costs of insurance and expenses charged. Furthermore, sub-account values could decline depending upon changes in the underlying funds. Depending upon the timing of withdrawals, the policy owner could lose all or part of their premium payments.


     There is also a risk that a Policy qualifying as life insurance will be treated as a modified endowment contract ("MEC"). A MEC is treated as life insurance with respect to the tax treatment of death proceeds and the tax-free inside build-up of yearly accumulation value increases. However, any amounts you receive, such as loans or amounts received from partial or total surrender of the Policy are includable in gross income on an income-first basis. With certain exceptions, the tax treatment includes a ten percent additional income tax imposed on the portion of any distribution that is included in income. See "Federal Tax Status" on page 37.

     PORTFOLIO RISKS A comprehensive discussion of the risks of each Portfolio may be found in each Portfolio's prospectus. Please refer to the Portfolios' prospectuses for more information. There is no assurance that any Portfolio will achieve its stated investment objective.

FEE TABLES

     The following tables describe the fees and expenses that you will pay when buying, owning, and surrendering the Policy.

     TRANSACTION FEES

     This table describes the fees and expenses that are payable at the time that you buy the Policy, pay premiums, surrender the Policy, change the Policy or make transfers between the investment options.

                             WHEN CHARGE IS                           AMOUNT DEDUCTED
CHARGE                         DEDUCTED               GUARANTEED CHARGE*              CURRENT CHARGE
--------------------   -----------------------   ---------------------------   ---------------------------
Premium Charge         Upon premium payment      7 percent of premium          4 percent of premium
                                                 payment                       payment

Policy Change          Upon change in face       $100                          $60
Transaction Charge     amount, death benefit
                       option, or risk class

Partial Surrender      Upon partial surrender    2 percent of amount           2 percent of amount
Transaction Charge                               surrendered, not to exceed    surrendered, not to exceed
                                                 $25                           $25

Transfer Transaction   Upon transfer             $25 for each transfer         First twelve transfers in
Charge                                                                         policy year are free; $10
                                                                               for each additional
                                                                               transfer
Surrender Charge       Upon policy termination   For the initial face amount   For the initial face amount
                       or full surrender of      or any face amount            or any face amount
                       the Policy within the     increase, 1.4 times the       increase, 1.4 times the
                       first ten policy years,   lesser of: (a) 60 times the   lesser of: (a) 60 times the
                       or within the first ten   Policy Issue Charge for the   Policy Issue Charge for the
                       years of an increase in   initial face amount or the    initial face amount or the
                       face amount               face amount increase as       face amount increase as
                                                 applicable, or (b) the sum    applicable, or (b) the sum
                                                 of any remaining Policy       of any remaining Policy
                                                 Issue Charges for the         Issue Charges for the
                                                 initial face amount or the    initial face amount or the
                                                 face amount increase, as      face amount increase, as
                                                 applicable, measured from     applicable, measured from
                                                 policy termination or full    policy termination or full
                                                 surrender to the end of the   surrender to the end of the
                                                 ten year surrender charge     ten year surrender charge
                                                 period                        period

        PERIODIC CHARGES OTHER THAN INVESTMENT OPTION OPERATING EXPENSES

     The next tables describe the fees and expenses that you will pay periodically during the time that you own the Policy, not including fees and expenses of the variable investment options.


                              WHEN CHARGE IS                         AMOUNT DEDUCTED
CHARGE                           DEDUCTED             GUARANTEED CHARGE*           CURRENT CHARGE
----------------------   -----------------------   ------------------------   ------------------------
Monthly Policy           Monthly                   $12 plus $0.0125 per       $8
Charge                                             $1,000 of face amount

Policy Issue Charge(1)

MINIMUM CHARGE(2)        Monthly, within the       $0.04 per $1,000 of        $0.04 per $1,000 of
                         first ten policy years,   initial face amount or     initial face amount or
                         and within the first      face amount increase       face amount increase
                         ten years of an
                         increase in face
                         amount

MAXIMUM CHARGE(3)        Monthly, within the       $0.53 per $1,000 of        $0.53 per $1,000 of
                         first ten policy years,   initial face amount or     initial face amount or
                         and within the first      face amount increase       face amount increase
                         ten years of an
                         increase in face
                         amount

CHARGE FOR INSURED AGE   Monthly, within the       $0.20 per $1,000 of        $0.20 per $1,000 of
40 IN MALE, STANDARD     first ten policy years,   initial face amount or     initial face amount or
NON-TOBACCO RISK         and within the first      face amount increase       face amount increase
CLASS, WITH LEVEL        ten years of an
OPTION DEATH BENEFIT     increase in face
                         amount

Cost of Insurance
Charge(4)

MINIMUM CHARGE(5)        Monthly                   $0.015 per $1,000 of net   $.005 per $1,000 of net
                                                   amount at risk(6)          amount at risk

MAXIMUM CHARGE(7)        Monthly                   $83.33 per $1,000 of net   $70.00 per $1,000 of net
                                                   amount at risk             amount at risk

CHARGE FOR INSURED AGE   Monthly                   $0.14 per $1,000 of net    $0.07 per $1,000 of net
40 IN MALE, STANDARD                               amount at risk             amount at risk
NON-TOBACCO RISK CLASS

Mortality and            Monthly                   .075 percent of the        .030 percent of the
Expense Risk Charge                                Policy accumulation        Policy accumulation
                                                   value                      value in policy years
                                                                              1-10, and no charge
                                                                              thereafter

Cash Extra Charge(8)

MINIMUM CHARGE           Monthly                   $0                         $0
MAXIMUM CHARGE           Monthly                   $100 per $1,000 of face    $100 per $1,000 of face
                                                   amount                     amount


                              WHEN CHARGE IS                         AMOUNT DEDUCTED
CHARGE                           DEDUCTED             GUARANTEED CHARGE*           CURRENT CHARGE
----------------------   -----------------------   ------------------------   ------------------------
CHARGE FOR INSURED AGE   Monthly                   $0.01 per $1,000 of        $0.01 per $1,000 of
40 IN MALE, STANDARD                               initial face amount        initial face amount
NON-TOBACCO RISK
CLASS

Loan Interest            Annually, on each         4 percent (effective       4 percent (effective
Charge(9)                policy anniversary,       annual rate)               annual rate)
                         and upon a policy
                         loan transaction, full
                         surrender, policy
                         termination or death
                         of the Insured



     (1) The Policy Issue Charge varies based on the insured's gender, risk class, age, and the death benefit option chosen. The Policy Issue Charges shown in the table may not be representative of the charge you will pay. Your Policy's schedule page indicates your Policy Issue Charge applicable to your Policy. More information about the Policy Issue Charge is available upon request by contacting us at the telephone number or address listed on the cover page of this prospectus.


     (2) The minimum Policy Issue Charge assumes that the insured has the following characteristics: Male, Preferred Non-Tobacco Risk Class, age 0, Level Option death benefit.

     (3) The maximum Policy Issue Charge assumes that the insured has the following characteristics: Male, Preferred Select Risk Class, age 80, Level Option death benefit.

     (4) The Cost of Insurance Charge will vary based on the insured's gender, risk class, and age. The Cost of Insurance Charges shown in the table may not be typical of the charges you will pay. The policy data pages of your Policy will indicate the guaranteed Cost of Insurance Charge applicable to your Policy, and more detailed information concerning your Cost of Insurance Charge is available upon request by contacting us at the telephone number or address listed on the cover page of this prospectus.

     (5) The minimum Cost of Insurance Charge assumes the insured has the following characteristics: Female, Preferred Non-Tobacco, age 6.

     (6) The net amount at risk is equal to the death benefit payable divided by the net amount at risk divisor, as shown on the policy data pages of your Policy, minus Policy accumulation value.

     (7) The maximum Cost of Insurance Charge assumes the insured has the following characteristics: Male, Standard Non-Tobacco, age 120.


     (8) The Cash Extra Charge is uniquely determined for each insured and may vary based on such factors as the insured's gender, risk class and age. The charge compensates us for providing the death benefit under the Policy where the insured presents a heightened or increased level of mortality risk as a result of an outstanding medical condition (e.g., cancer that is in remission) or an occupation or activity (e.g., sky-diving). We will assess the Cash Extra Charge only for the period of time necessary to compensate us for the heightened mortality risk we would bear as a result of an insured's outstanding medical condition, occupation or activity. Under most Policies, we do not assess a Cash Extra Charge. The Cash Extra Charge shown in the table may not be typical of the charge you will pay. The policy data pages of your Policy will indicate the guaranteed Cash Extra Charge applicable to your Policy. More detailed information concerning whether a Cash Extra Charge applies is available upon request by contacting us at the telephone number or address listed on the cover page of this prospectus.


     (9) We also credit interest to amounts held in the loan account to secure your policy loan with an effective annual rate of interest of 3 percent for Policies in force for less than ten years and 3.90 percent for Policies in force for ten or more years.

        CHARGE FOR            WHEN CHARGE IS                      AMOUNT DEDUCTED
       AGREEMENT(10)             DEDUCTED          GUARANTEED CHARGE*           CURRENT CHARGE
--------------------------   ----------------   ------------------------   ------------------------
Waiver of Premiums

MINIMUM CHARGE(11)           Monthly            $0.01 per $1,000 of face   $0.01 per $1,000 of face
                                                amount                     amount

MAXIMUM CHARGE(12)           Monthly            $0.51 per $1,000 of face   $0.51 per $1,000 of face
                                                amount                     amount

CHARGE FOR INSURED AGE       Monthly            $0.02 per $1,000 of face   $0.02 per $1,000 of face
30 IN MALE, STANDARD                            amount                     amount
NON-TOBACCO RISK
CLASS, WITH LEVEL
OPTION DEATH BENEFIT

Waiver of Charges

MINIMUM CHARGE(13)           Monthly            $0.01 per $1,000 of face   $0.01 per $1,000 of face
                                                amount                     amount

MAXIMUM CHARGE(14)           Monthly            $0.38 per $1,000 of face   $0.38 per $1,000 of face
                                                amount                     amount

CHARGE FOR INSURED AGE       Monthly            $0.02 per $1,000 of face   $0.02 per $1,000 of face
30 IN MALE, STANDARD                            amount                     amount
NON-TOBACCO RISK
CLASS, WITH LEVEL
OPTION DEATH BENEFIT

Death Benefit Guarantee

MINIMUM CHARGE(15)           Monthly            $0.02 per $1,000 of net    $0.01 per $1,000 of net
                                                amount at risk             amount at risk

MAXIMUM CHARGE(16)           Monthly            $83.33 per $1,000 of net   $7.00 per $1,000 of net
                                                amount at risk             amount at risk

CHARGE FOR INSURED AGE       Monthly            $0.14 per $1,000 of net    $0.02 per $1,000 of net
40 IN MALE, STANDARD                            amount at risk             amount at risk
NON-TOBACCO RISK
CLASS, WITH LEVEL
OPTION DEATH BENEFIT

Term Insurance

MINIMUM CHARGE(17)           Monthly            $0.015 per $1,000 of net   $0.008 per $1,000 of net
                                                amount at risk             amount at risk

MAXIMUM CHARGE(18)           Monthly            $83.33 per $1,000 of net   $22.57 per $1,000 of net
                                                amount at risk             amount at risk

CHARGE FOR INSURED AGE       Monthly            $0.14 per $1,000 of net    $0.07 per $1,000 of net
40 IN MALE, STANDARD                            amount at risk             amount at risk
NON-TOBACCO RISK
CLASS, WITH LEVEL
OPTION DEATH BENEFIT

        CHARGE FOR            WHEN CHARGE IS                      AMOUNT DEDUCTED
       AGREEMENT(10)              DEDUCTED         GUARANTEED CHARGE*           CURRENT CHARGE
--------------------------   ----------------   ------------------------   ------------------------
Family Term                  Monthly            $0.40 per $1,000 of        $0.40 per $1,000 of

Insurance -- Children                           coverage                   coverage
Overloan Protection

MINIMUM CHARGE(19)           Upon exercise of   7 percent of Policy        5 percent of Policy
                             agreement          accumulation value upon    accumulation value upon
                                                exercise of agreement      exercise of agreement

MAXIMUM CHARGE(20)           Upon exercise of   7 percent of Policy        5 percent of Policy
                             agreement          accumulation value upon    accumulation value upon
                                                exercise of agreement      exercise of agreement

CHARGE FOR INSURED AGE       Upon exercise of   7 percent of Policy        4 percent of Policy
75 IN MALE, STANDARD         agreement          accumulation value upon    accumulation value upon
NON-TOBACCO RISK CLASS                          exercise of agreement      exercise of agreement


     (10) The charge for the Waiver of Premium Agreement, Waiver of Charges Agreement, Death Benefit Guarantee Agreement and Term Insurance Agreement varies based on the insured's gender, risk class, age, and death benefit option. The charge for the Overloan Protection Agreement varies based on the insured's gender, risk class, age, and accumulation value under the Policy upon exercise of the agreement. The charges shown in the table may not be typical of the charges you will pay. More detailed information regarding the charges for the optional Agreements is available upon request by contacting us at the telephone number or address listed on the cover page of this prospectus.


     (11) The minimum Waiver of Premiums Charge assumes that the insured has the following characteristics: Female, Preferred Non-Tobacco, age 0, Level Option death benefit.

     (12) The maximum Waiver of Premiums Charge assumes that the insured has the following characteristics: Male, Standard Tobacco, age 59, Level Option death benefit.

     (13) The minimum Waiver of Charges Charge assumes that the insured has the following characteristics: Female, Preferred Non-Tobacco, age 0, Level Option death benefit.

     (14) The maximum Waiver of Charges Charge assumes that the insured has the following characteristics: Male, Standard Tobacco, age 59, Increasing Option death benefit.

     (15) The minimum Death Benefit Guarantee Charge assumes that the insured has the following characteristics: Female, Preferred Non-Tobacco, age 3, Level Option death benefit.

     (16) The maximum Death Benefit Guarantee Charge assumes that the insured has the following characteristics: Male, Standard Tobacco, age 120, Level Option death benefit.

     (17) The minimum Term Insurance Charge assumes that the insured has the following characteristics: Female, Preferred Non-Tobacco, age 5, Level Option death benefit.

     (18) The maximum Term Insurance Charge assumes that the insured has the following characteristics: Male, Standard Tobacco, age 120, Level Option death benefit.

     (19) The minimum Overloan Protection Charge assumes that the insured has the following characteristics: Female, Preferred Select, age 99.

     (20) The maximum Overloan Protection Charge assumes that the insured has the following characteristics: Male, Standard Tobacco, age 70.


     * Unless otherwise stated, the Guaranteed Charge is the maximum Periodic Charge that may be assessed under the Policy.

                  TOTAL ANNUAL OPERATING EXPENSES OF THE FUNDS


     The next table describes the total annual portfolio operating expenses that you will pay while you own the Policy. The table shows the minimum and maximum expenses (as a percentage of Fund assets) charged by any of the Portfolios for the fiscal year ended December 31, 2006. More detail concerning each Portfolio's fees and expenses is contained in the prospectus for each Portfolio.



                             CHARGE                               MINIMUM   MAXIMUM
---------------------------------------------------------------   -------   -------
Total Annual Portfolio Operating Expenses (expenses that
are deducted from Portfolio assets include management fees,
distribution [and/or service] (12b-1) fees, and other expenses)    0.15%     1.98%


GENERAL DESCRIPTIONS

     MINNESOTA LIFE INSURANCE COMPANY

     We are Minnesota Life Insurance Company, a life insurance company organized under the laws of Minnesota. Our home office is at 400 Robert Street North, St. Paul, Minnesota 55101-2098, telephone: 651-665-3500. We are licensed to conduct life insurance business in all states of the United States (except New York where we are an authorized reinsurer), the District of Columbia, Canada, Puerto Rico and Guam.

     INDIVIDUAL VARIABLE UNIVERSAL LIFE ACCOUNT

     On June 12, 2007, our Board of Trustees established the Minnesota Life Individual Variable Universal Life Account, as a separate account in accordance with Minnesota insurance law. The Account is registered as a "unit investment trust" with the Securities and Exchange Commission ("SEC") under the Investment Company Act of 1940 ("1940 Act"), but registration does not signify that the SEC supervises the management, or the investment practices or policies, of the Account. The Account meets the definition of a "separate account" under the federal securities laws.

     We are the legal owner of the assets in the Account. Minnesota Life is obligated to pay all amounts promised to policy owners and beneficiaries under the Policies. The Minnesota law under which the Account was established provides that the assets of the Account shall not be chargeable with liabilities arising out of any other business which we may conduct, but shall be held and applied exclusively to the benefit of the holders of those variable universal life insurance policies for which the Account was established. The investment performance of the Account is entirely independent of both the investment performance of our general account and of any other separate account which we may have established or may later establish.


     The Account currently has 35 sub-accounts to which you may allocate premiums. Each sub-account invests in shares of a corresponding Portfolio of the Funds.


     THE FUNDS

     Below is a list of the Portfolios and their investment adviser and/or sub-adviser, and investment objective. Prospectuses for the Portfolios accompany this Prospectus. Prospectuses for the Portfolios contain more detailed information about each Portfolio, including discussion of the Portfolio's investment techniques and risks associated with its investments. No assurance can be given that a Portfolio will achieve its investment objective. You should carefully read the prospectuses for the Portfolios before investing in the Policy.

                                                           INVESTMENT                                  INVESTMENT
                FUND/PORTFOLIO                       ADVISER AND SUB-ADVISER                           OBJECTIVE
------------------------------------------------------------------------------------------------------------------------------------
ADVANTUS SERIES FUND, INC.

Bond Portfolio -- Class 1 Shares               Advantus Capital Management, Inc.   Seeks high level of long-term total rate of
                                                                                   return as is consistent with prudent investment
                                                                                   risk; preservation of capital is a secondary
                                                                                   objective.

Index 400 Mid-Cap Portfolio -- Class 1 Shares  Advantus Capital Management, Inc.   Seeks investment results generally corresponding
                                                                                   to the aggregate price and dividend performance
                                                                                   of publicly traded stocks that comprise the
                                                                                   Standard & Poor's 400 MidCap Index (the S&P 400).

Index 500 Portfolio -- Class 1 Shares          Advantus Capital Management, Inc.   Seeks investment results that correspond
                                                                                   generally to the price and yield performance of
                                                                                   common stocks included in the Standard & Poor's
                                                                                   500 Composite Stock Price Index (the S&P 500).

International Bond Portfolio -- Class 1        Advantus Capital Management, Inc.   Seeks to maximize current income, consistent
Shares                                         SUB-ADVISER: Augustus Asset         with the protection of principal.
                                               Managers Limited

Mortgage Securities Portfolio -- Class 1       Advantus Capital Management, Inc.   Seeks high level of current income
Shares                                                                             consistent with prudent investment risk.

Real Estate Securities Portfolio -- Class 1    Advantus Capital Management, Inc.   Seeks above average income and long-term growth
Shares                                                                             of capital.

ALLIANCEBERNSTEIN VARIABLE PRODUCTS SERIES
FUND, INC.

International Value Portfolio -- Class A       AllianceBernstein L.P.              Seeks long-term growth of capital.
Shares

FIDELITY(R) VARIABLE INSURANCE PRODUCTS FUNDS

Equity-Income Portfolio -- Initial Class       Fidelity Management & Research      Seeks reasonable income and the potential for
Shares                                         Company                             capital appreciation. The fund's goal is to
                                                                                   achieve a yield which exceeds the composite yield
                                               SUB-ADVISER: FMR Co., Inc.,         on the securities comprising the Standard &
                                               Fidelity Research & Analysis        Poor's 500SM Index (S&P 500(R)).
                                               Company (FRAC), formerly known as
                                               Fidelity Management & Research
                                               (Far East) Inc., Fidelity
                                               International Investment Advisors
                                               (FIIA), Fidelity International
                                               Investment Advisors (U.K.) Limited
                                               (FIIA(U.K.)L), Fidelity
                                               Investments Japan Limited (FIJ)

Mid Cap Portfolio -- Initial Class Shares      Fidelity Management & Research      Seeks long-term growth of capital.
                                               Company

                                               SUB-ADVISER: FMR Co., Inc.,
                                               Fidelity Research & Analysis
                                               Company (FRAC), formerly known as
                                               Fidelity Management & Research
                                               (Far East) Inc., Fidelity
                                               International Investment Advisors
                                               (FIIA), Fidelity International
                                               Investment Advisors (U.K.) Limited
                                               (FIIA(U.K.)L), Fidelity
                                               Investments Japan Limited (FIJ)

FINANCIAL INVESTORS VARIABLE INSURANCE TRUST

Ibbotson Aggressive Growth ETF Asset           ALPS Advisers, Inc.                 Seeks capital appreciation.
   Allocation Portfolio -- Class I Shares      SUB-ADVISER: Ibbotson Associates,
                                               Inc.

Ibbotson Balanced ETF Asset                    ALPS Advisers, Inc.                 Seeks capital appreciation and some current
   Allocation Portfolio -- Class I Shares      SUB-ADVISER: Ibbotson Associates,   income.
                                               Inc.

Ibbotson Conservative ETF Asset                ALPS Advisers, Inc.                 Seeks current income and preservation of capital.
   Allocation Portfolio -- Class I Shares      SUB-ADVISER: Ibbotson Associates,
                                               Inc.

Ibbotson Growth ETF Asset                      ALPS Advisers, Inc.                 Seeks capital appreciation.
   Allocation Portfolio -- Class I Shares      SUB-ADVISER: Ibbotson Associates,
                                               Inc.

Ibbotson Income and Growth ETF Asset           ALPS Advisers, Inc.                 Seeks current income and capital appreciation.
   Allocation Portfolio -- Class I Shares      SUB-ADVISER: Ibbotson Associates,
                                               Inc.

                                                           INVESTMENT                                  INVESTMENT
                FUND/PORTFOLIO                       ADVISER AND SUB-ADVISER                           OBJECTIVE
------------------------------------------------------------------------------------------------------------------------------------
FRANKLIN TEMPLETON VARIABLE INSURANCE PRODUCTS TRUST

Franklin Small Cap Value Securities Fund --    Franklin Advisory Services, LLC     Seeks long-term total return.
Class 1 Shares

JANUS ASPEN SERIES

International Growth Portfolio --              Janus Capital Management LLC        Seeks long-term growth of capital.
Institutional Shares

Large Cap Growth Portfolio --
Institutional Shares                           Janus Capital Management LLC        Seeks long-term growth of capital consistent with
                                                                                   the preservation of capital.

THE UNIVERSAL INSTITUTIONAL FUNDS, INC.

Emerging Markets Equity Portfolio -- Class II  Morgan Stanley Investment           Seeks long-term capital appreciation by investing
Shares                                         Management Inc.                     primarily in growth-oriented equity securities of
                                                                                   issuers in emerging market countries.

VANGUARD(R) VARIABLE INSURANCE FUND

Balanced Portfolio -- Class 1 Shares           Wellington Management Company, LLP  Seeks long-term capital appreciation and reasonable current income.

Capital Growth Portfolio -- Class 1 Shares     PRIMECAP Management Company         Seeks long-term capital appreciation.

Diversified Value Portfolio -- Class 1 Shares  Barrow, Hanley,                     Seeks long-term capital appreciation
                                               Mewhinney & Strauss, Inc.           and income.

Equity Income Portfolio -- Class 1 Shares      Wellington Management               Seeks above-average level of current
                                               Company, LLP                        income and reasonable long-term
                                                                                   capital appreciation.

High Yield Bond Portfolio -- Class 1 Shares    Wellington Management               Seeks high level of current income.
                                               Company, LLP

International Portfolio -- Class 1 Shares      Schroder Investment Management      Seeks long-term capital appreciation.
                                               North America, Inc. and Baillie
                                               Gifford Overseas Ltd

Money Market Portfolio -- Class 1 Shares       The Vanguard Group, Inc.            Seeks current income while maintaining liquidity
                                                                                   and a stable share price of $1.

Short-Term Investment-Grade Portfolio --       The Vanguard Group, Inc.            Seeks current income while maintaining limited
Class 1 Shares                                                                     price volatility.

Small Company Growth Portfolio --              Granahan Investment                 Seeks long-term capital appreciation.
Class 1 Shares                                 Management, Inc. and Grantham,
                                               Mayo, Van Otterloo & Co. LLC

Total Bond Market Index Portfolio -- Class 1   The Vanguard Group, Inc.            Seeks to track the performance of a broad,
Shares                                                                             market-weighted bond index.

Total Stock Market Index Portfolio -- Class 1  The Vanguard Group, Inc.            Seeks to track the performance of a benchmark
Shares                                                                             index that measures the investment return of the
                                                                                   overall stock market.

W&R TARGET FUNDS, INC.

W&R Target Asset Strategy Portfolio            Waddell & Reed Investment           Seeks high total return over the
                                               Management Company                  long term.

W&R Target Core Equity Portfolio               Waddell & Reed Investment           Seeks capital growth and income.
                                               Management Company

W&R Target Global Natural Resources Portfolio  Waddell & Reed Investment           Seeks long-term growth. Any income realized will
                                               Management Company SUB-ADVISER:     be incidental.
                                               Mackenzie Financial
                                               Management Company

W&R Target Growth Portfolio                    Waddell & Reed Investment           Seeks capital growth, with a secondary objective
                                               Management Company                  of current income.

W&R Target International Value Portfolio       Waddell & Reed Investment           Seeks long-term capital growth.
                                               Management Company SUB-ADVISER:
                                               Templeton Investment Counsel, LLC

W&R Target Science and Technology Portfolio    Waddell & Reed Investment           Seeks long-term capital growth.
                                               Management Company

     ADDITIONS, DELETIONS OR SUBSTITUTIONS


     We reserve the right to add, combine or remove any sub-accounts of the Account and to transfer the assets of one or more sub-accounts to any other sub-account as permitted by law. Each additional sub-account will purchase shares in a new Portfolio or mutual fund. Such sub-accounts may be established when, in our sole discretion, marketing, tax, investment or other conditions warrant such action. We will use similar considerations should there be a determination to eliminate one or more of the sub-accounts of the Account. New investment options will be made available to existing policy owners as we determine in our sole discretion.

     We retain the right, subject to any applicable law, to make substitutions with respect to the investments of the sub-accounts of the Account. If investment in a Fund Portfolio should no longer be possible or if we determine it becomes inappropriate for Policies of this class, we may substitute another mutual fund or Portfolio for a sub-account. Substitution may be made with respect to existing accumulation values and future premium payments. A substitution may be made only with any necessary approval of the SEC.


     We reserve the right to transfer assets of the Account as determined by us to be associated with the Policies to another separate account. A transfer of this kind may require the approvals of state regulatory authorities and the SEC.

     We also reserve the right, when permitted by law, to de-register the Account under the 1940 Act, to restrict or eliminate any voting rights of the policy owners, to combine the Account with one or more of our other separate accounts, operate the Account or a sub-account as either a unit investment trust or management company under the 1940 Act, or in any other form allowed by law, terminate and/or liquidate the Account, and make any changes to the Account to conform with, or required by any change in, federal tax law, the 1940 Act and regulations promulgated thereunder, or any applicable federal or state laws.

     The Funds serve as the underlying investment medium for amounts invested in life insurance company separate accounts funding both variable life insurance policies and variable annuity contracts as the investment medium for such policies and contracts issued by Minnesota Life and other affiliated and unaffiliated life insurance companies, and as the investment medium when used by both a life insurance company to fund its policies or contracts and a participating qualified plan to fund plan benefits. It is possible that there may be circumstances where it is disadvantageous for either: (i) the owners of variable life insurance policies and variable annuity contracts to invest in one of the Funds at the same time, or (ii) the owners of such policies and contracts issued by different life insurance companies to invest in one of the Funds at the same time or (iii) participating qualified plans to invest in shares of one of the Funds at the same time as one or more life insurance companies. Neither the Funds nor Minnesota Life currently foresees any disadvantage, but if one of the Funds determines that there is any such disadvantage due to a material conflict of interest between such policy owners and contract owners, or between different life insurance companies, or between participating qualified plans and one or more life insurance companies, or for any other reason, one of the Funds' Board of Directors will notify the life insurance companies and participating qualified plans of such conflict of interest or other applicable event. In that event, the life insurance companies or participating qualified plans may be required to sell the applicable Funds' shares with respect to certain groups of policy owners or contract owners, or certain participants in participating qualified plans, in order to resolve any conflict. The life insurance companies and participating qualified plans will bear the entire cost of resolving any material conflict of interest.

     THE GUARANTEED INTEREST ACCOUNT AND THE LOAN ACCOUNT

     The guaranteed interest account and the loan account are part of our general account. Our general account consists of all assets owned by us other than those in the Account and any other separate accounts which we may establish.

     Because of exemptive and exclusionary provisions, interests in our general account have not been registered as securities under the Securities Act of 1933, and the general account has not been registered as an investment company under the 1940 Act. Therefore, the guaranteed interest account, the loan account, and any interest therein are not subject to the provisions of these Acts, and we have been advised that the staff of the SEC does not review disclosures relating to the guaranteed interest account or the loan account. Disclosures regarding the guaranteed interest account and the loan account may, however, be subject to certain generally applicable provisions of the Federal Securities Laws relating to the accuracy and completeness of statements made in prospectuses.

     The guaranteed interest account and the loan account are those portions of our general assets which are attributable to the Policy and other policies of its class. The description is for accounting purposes only and does not represent a division of the general account assets for the specific benefit of policies of this class. Allocations to the guaranteed interest account and the loan account become part of our general assets and are used to support insurance and annuity obligations and are subject to the claims of our creditors. Subject to applicable law, we have sole discretion over the investment of assets of the guaranteed interest account and the loan account. Policy owners do not share in the actual investment experience of the assets in the general account.

     You may allocate a portion or all of the net premiums or transfer accumulation value from the sub-accounts of the Account to accumulate at a fixed rate of interest in the guaranteed interest account. We guarantee such amounts as to principal and a minimum rate of interest. Transfers to and from the guaranteed interest account to the sub-accounts of the Account are subject to certain limitations with respect to timing and amount. These limitations are described under the "Transfers" section of this prospectus.

     GUARANTEED INTEREST ACCOUNT VALUE We bear the full investment risk for amounts allocated to the guaranteed interest account and guarantee that interest credited to each policy owner's accumulation value in the guaranteed interest account will not be less than an annual rate of 3 percent without regard to the actual investment experience of the guaranteed interest account. We may, at our sole discretion, credit a higher rate of interest, "excess interest," although we are not obligated to credit interest in excess of 3 percent per year, and may not do so. Any interest credited on the Policy's accumulation value in the guaranteed interest account in excess of the guaranteed minimum rate will be determined at our sole discretion. You assume the risk that interest credited may not exceed the guaranteed minimum rate.

     LOAN ACCOUNT VALUE We bear the full investment risk for amounts allocated to the loan account. The loan account accumulation value is the sum of all policy loans, less all policy loan repayments. This amount will be increased by any loan account interest and reduced by any loan account interest allocated to the guaranteed interest account or the separate account. The loan account accumulation value will be credited daily with an annual rate of interest of not less than 3 percent. Any interest credited on the Policy's accumulation value in the loan account in excess of the guaranteed minimum rate will be determined at our sole discretion. You assume the risk that interest credited may not exceed the guaranteed minimum rate.

     PAYMENTS MADE BY UNDERLYING MUTUAL FUNDS

     We pay the costs of selling Policies, some of which are described in more detail in the "Compensation Paid for the Sale of Policies" section of this prospectus. Sale of the Policies benefits the Funds by providing increased distribution of the shares of the Funds. The Funds, or their investment advisers or principal underwriters, may pay us (or our affiliates) a fee for the purpose of reimbursing us for the costs of certain distribution or operational services that we provide and that benefit the Funds. Payments from an underlying fund that relate to distribution services are made pursuant to the Fund's 12b-1 plan, under which the payments are deducted from the Fund's assets and described in the fee table included in the Fund's prospectus. The 12b-1 payments from underlying funds range in amount from 0 percent to 0.25 percent of fund assets held in the Account.

     In addition, payments may be made pursuant to service/administration agreements between us (or our affiliates) and the underlying mutual fund's investment adviser (or its affiliates), in which case payments are typically made from assets of that firm and not from the assets of the fund. Service and administrative payments are paid to us or our affiliates for such things as our aggregation of all policy owner purchase, redemption, and transfer requests within the sub-accounts of the Account each business day and the submission of one net purchase/redemption request to each underlying mutual fund. When the Account aggregates such transactions through the Account's omnibus account with an underlying mutual fund, the Fund avoids the expenses associated with processing individual transactions. Service and administrative payments received by us or our affiliates range in amount from 0 percent to 0.20 percent of fund assets held in the Account.

INFORMATION ABOUT THE POLICY

     VARIABLE UNIVERSAL LIFE INSURANCE

     This Policy is a universal life insurance policy which permits you to determine the amount of life insurance protection and the amount of premiums you plan to pay. Universal life allows you the flexibility to customize a Policy to meet your needs and to change your Policy after issue to meet your changing needs and objectives. You may change the face amount and planned premium subject to the limitations described herein, so long as the Policy remains in force.

     FLEXIBILITY AT ISSUE Subject to certain minimums, maximums and our underwriting standards, you may choose any level of premium or death benefit that you wish. Under the Policy, the highest premium permitted at the time of issue, for a specific death benefit, is one which is allowed under the Code for the Policy to qualify as life insurance. The smallest premium that we will accept at the time of issue is the initial minimum premium (shown on your policy data pages). The minimum initial face amount is $100,000.

     POLICY CHANGES

     The Policy allows you to change the face amount or the death benefit option of the Policy after it has been issued, subject to the limitations described more fully below. Changes in face amount or the death benefit option are referred to as policy changes. A partial surrender of a Policy's accumulation value or a change in risk classification are also policy changes. You may make one policy change or a combination of policy changes at one time. Policy changes may only be made after the first policy year.

     A request to change your Policy's face amount must be made within the insured's lifetime. The minimum change in face amount must be at least $5,000 except for face amount changes which are the result of a partial surrender.

     You must submit an application to us at our home office to increase the face amount. The application must include evidence of insurability satisfactory to us. The effective date of the increase in face amount will be the first monthly policy anniversary on or following the date we approve the increase in face amount.

     To decrease your face amount, you must send to us at our home office a written request. The initial face amount or any subsequent increase in face amount may be decreased if it has been in force for at least one year. The effective date of the decrease will be the first monthly policy anniversary on or following the date we approve your written request.

     If there have been prior increases in face amount, any decrease in face amount will be made in the following order:

          1.   first, from the most recent increase in face amount;

          2.   second, from the next most recent increase in face amount; and

          3.   finally, the initial face amount.

     If a face amount decrease would cause your Policy to be disqualified as life insurance under the Code, we will not approve your request. Unless you have specified otherwise in writing, we will not approve a face amount decrease that would cause your Policy to be classified as a modified endowment contract under the Code or to have other tax consequences. See "Federal Tax Status."

     If you have chosen the Level Option death benefit and request a partial surrender, we will reduce the face amount of the Policy by the amount of the partial surrender. A partial surrender will not result in a reduction in the face amount of your Policy if either the Increasing Option or Sum of Premiums Option death benefit is in effect.


     Whenever a policy change is made, we will provide you with new policy data pages. The policy data pages will identify any new face amount, death benefit option, risk class, planned premium or age of the insured.

     Policy changes may only be made on a monthly anniversary of the policy date. Once on any given monthly policy anniversary, you may make one or a combination of policy changes. You may request a policy change by completing an application for change. Your policy change will be effective on the first monthly policy anniversary on or after the date we approve the policy change.


     TRANSACTION REQUESTS We process requests for financial transactions and certain non-financial transactions under the Policy on the Valuation Date we receive your request at our home office in good order. This means that if we receive your request for a financial transaction prior to 3:00 p.m. Central time on a Valuation Date, we will process the request at the unit values determined as of the end of that Valuation Date. If we receive your request for a financial transaction at or after 3:00 p.m. Central time, or on a non-Valuation Date, we will process the request at the unit values determined as of the end of the next Valuation Date. We apply the same cutoff times for processing requests for certain non-financial transactions as well.

     Financial transactions include premium payments, surrenders, partial surrenders, transfers, policy changes and policy loans. Non-financial transactions subject to the same cutoff times as financial transactions include changes in allocation of net premium payments among investment options. Requests for surrenders, partial surrenders and policy changes must be made in writing and signed by you. Requests for transfers, policy loans and changes in the allocation of net premium payments may be made in writing or via telephone by you, or if authorized by you, your agent may make a request for transfer or policy loan by telephone. Written requests may be submitted to us by mail or by facsimile (FAX) transmission at 651-665-4194. Telephone requests may be made by calling us at 1-800-277-9244 between the hours of 8:00 a.m. and 4:30 p.m., Central time, our regular business hours. We treat requests made via telephone and facsimile (FAX) as received once the call or transmission ends. We treat requests submitted via mail as received when received in the mailroom of our home office.

     PROOF OF INSURABILITY We require proof of insurability for all policy changes resulting in an increase in death benefit, except for increases made pursuant to an additional agreement. In addition, we require proof of insurability for partial surrenders where, at the request of the policy owner, no reduction is made in the Policy's death benefit. Decreases in face amount do not require evidence of insurability.

     We may also require evidence of insurability to change the risk classification of the insured or to add additional agreements to the Policy.


     CHARGE FOR POLICY CHANGE Currently, we will assess a $60 charge to cover the administrative costs associated with processing a policy change and in no event will we increase the charge to more than $100. If, however, the only policy change is a partial surrender, we will assess a transaction charge equal to 2 percent of the amount surrendered, not to exceed $25. Because of the underwriting and selling expenses associated with any policy change resulting in an increase in face amount, we will assess a Policy Issue Charge for such a change. See "Policy Charges."


     APPLICATIONS AND POLICY ISSUE

     You must send a completed application and an initial premium payment to us at our home office to purchase the Policy. Before issuing a Policy, we will require evidence of insurability of the insured satisfactory to us, which in some cases will require a medical examination. The Policy is only available for insureds between issue ages 0-90. Our approval of an application is subject to our underwriting rules and we reserve the right to reject an application for any reason.

     If the application is accompanied by a check for at least the initial minimum premium and we approve the application, the policy date will be the issue date, which is the date we approve the application and issue the Policy. We use the policy date to determine subsequent monthly policy anniversaries.

     If we approve an application that is not accompanied by a check for the initial minimum premium, we may issue the Policy with a policy date which is 25 days after the issue date. Life insurance coverage will not begin until the initial minimum premium is paid. If the initial minimum premium is paid after the policy date (and the policy date is not changed as described below), you will have paid for insurance coverage during a period when no coverage was in force. In that circumstance you may request that the policy date be the date on which our home office receives the initial minimum premium. We will forward to you updated policy pages to reflect the change in policy date. You must make such request at or prior to the time you pay the initial minimum premium.

     In certain cases it may be to your advantage to have the policy date be the same as the issue date in order to preserve an issue age of the insured to provide more favorable cost of insurance rates. In that case, the initial minimum premium must be paid when the Policy is delivered to you. When the Policy is issued, the face amount, planned premium, death benefit option, and any additional agreements chosen will be listed on the policy data pages.

     POLICY PREMIUMS

     The amount of the initial minimum premium will depend on the Policy's initial face amount, the death benefit option, the insured's age at issue, gender, risk classification and any additional benefit agreements chosen. The initial minimum premium is due as of the policy date and must be paid on or before the date your Policy is delivered. Between the date we receive the initial minimum premium for the Policy and the date insurance coverage commences under the Policy, the life of the insured may be covered under the terms of a temporary insurance agreement. You may request temporary insurance coverage at the time of application in an amount up to $250,000. In order to receive such coverage, you must meet certain insurability requirements at the date of application, complete the application and pay the initial minimum premium. You may call or write us at our home office to obtain additional information regarding coverage under a temporary insurance agreement or the application of your initial minimum premium.


     All premiums after the initial minimum premium should be mailed to us at our home office. You may also elect to have premiums paid monthly under our automatic payment plan through pre-authorized transfers from your account at a bank or other financial institution.

     Any premium payment after the initial minimum premium must be at least $50; for premiums paid under an automatic payment plan, the minimum premium payment must be at least $25. You may pay premiums at any time. We reserve the right to require evidence of insurability satisfactory to us for any premium payment that would result in an immediate increase in the net amount at risk under the Policy.

     When you apply for a Policy, you may elect to pay a planned premium which is shown on the policy data pages. We will send you a notice for the planned premium at the frequency shown on the policy data pages. You may request that we send you notices once a year, twice a year or four times a year. The amount of the planned premium and frequency you have chosen will be identified on the notice. You may change the amount and frequency of your planned premium payment at any time by written request. PAYMENT OF A PLANNED PREMIUM DOES NOT GUARANTEE THAT THE POLICY WILL REMAIN IN FORCE.


     We intend that this Policy will qualify as a life insurance policy as defined by Code Section 7702. In order to maintain such qualification, we reserve the right to increase the amount of insurance on the insured, to return any excess accumulation value or premium, or to limit the amount of premium we will accept. There may be tax consequences to you if we must return part of the accumulation value in order to maintain the Policy's status as life insurance. See "Federal Tax Status." In the event the death benefit is increased to maintain qualification as a life insurance policy, we may make appropriate adjustments to any monthly charges or supplemental benefits that are consistent with such increase. In addition, unless you have specified otherwise in writing, if the payment of a premium would cause your Policy to be classified as a modified endowment contract under the Code, we will not accept a payment in excess of the amount that causes your Policy to become a modified endowment contract. See "Federal Tax Status."


     We assess a Premium Charge against each premium payment. The premium less the Premium Charge results in the net premium. Net premiums are allocated to the guaranteed interest account or sub-accounts of the Account which sub-accounts, in turn, invest in shares of the Portfolios.

     You must designate the allocation of net premiums on your application for the Policy. You may change your allocation instructions for future premium payments by forwarding to us a signed written request, or by calling us at 1-800-277-9244 between the hours of 8:00 a.m. and 4:30 p.m., Central time, our regular business hours. The allocation of net premiums to the guaranteed interest account or to any sub-account of the Account must be in multiples of 1 percent of the net premium.


     We reserve the right to delay the allocation of net premiums to the sub-accounts you designated for a period of up to 30 days after issuance of the Policy or after a policy change. In no event will any such delay extend beyond the free look period that applies in the state in which the Policy is issued. If we exercise this right, we will allocate net premiums to the guaranteed interest account until the end of the free look period. This right, which as of the date of the prospectus has not been implemented, will be exercised by us only when we believe economic conditions make such an allocation necessary to reduce our market risk during the free look period.

     We also reserve the right to restrict the allocation of net premiums to the guaranteed interest account. If we do so, no more than 25 percent of the net premium may be allocated to the guaranteed interest account. In addition, we reserve the right to further restrict the allocation of net premiums to the guaranteed interest account if the current interest rate we credit to the guaranteed interest account equals the minimum guaranteed interest rate. Currently, we do not exercise these restrictions.

     If mandated under applicable law, we may reject a premium. We may also provide information about a policy owner and a policy owner's account to government regulators.

     FREE LOOK

     It is important to us that you are satisfied with this Policy after it is issued. If you are not satisfied with it, you may request to cancel the Policy and return the Policy to us or your agent within 30 days after you receive it. We will send to you within seven days of the date we receive your notice of cancellation and the Policy a full refund of the premiums you have paid.

     If the Policy is changed, as described under the "Policy Changes" section of this prospectus, and if the change results in an increase in face amount and/or the addition of any agreements, you will have a right to examine the changed Policy and you may return the changed Policy within 30 days after you receive it. If you return the changed Policy, the face amount increase and/or additional agreements will be cancelled, and the Policy will continue in force.

     ACCUMULATION VALUE

     Your Policy's accumulation value equals your investment in the guaranteed interest account and the sub-accounts of the Account, plus any collateral held in the loan account for any loans you have taken. The accumulation value of the Policy varies with the investment experience of the guaranteed interest account and the sub-accounts of the Account.

     Unlike a traditional fixed benefit life insurance policy, your Policy's accumulation value cannot be determined in advance, even if you pay premiums as planned, because the separate account accumulation value varies daily with the investment performance of the sub-accounts. Even if you continue to pay premiums as planned, the separate account accumulation value of your Policy could decline to zero because of unfavorable investment experience and the assessment of charges.


     Upon request, we will tell you the accumulation value of your Policy. We will also send to you a report each year on the policy anniversary advising you of your Policy's accumulation value, the face amount and the death benefit as of the date of the report. It will also summarize your policy transactions during the year. The information will be current as of a date within two months of its mailing.


     GUARANTEED INTEREST ACCOUNT ACCUMULATION VALUE The guaranteed interest account accumulation value of your Policy equals the sum of the following:

          -    the net premiums you allocate to the guaranteed interest account;

          - plus, any interest credited thereto, any loan repayments, any transfers of accumulation value from the sub-accounts of the Account and any allocation of loan account interest; and

          - less, any policy loans, partial surrenders, transfers of accumulation value to the sub-accounts of the Account and policy charges.


     SEPARATE ACCOUNT ACCUMULATION VALUE The separate account accumulation value of your Policy is not guaranteed. We determine your Policy's separate account accumulation value by multiplying the current number of sub-account units for each sub-account in which you are invested by the current sub-account unit value for that sub-account and adding those values together. A sub-account unit is a measure of your Policy's interest in a sub-account. The number of units credited with respect to each net premium payment is determined by dividing the portion of the net premium payment allocated to each sub-account by the then current unit value for that sub-account. The number of units credited is determined as of the end of the Valuation Date on which we receive your premium at our home office.

     Once determined, the number of units credited to your Policy will not be affected by changes in sub-account unit values. However, the number of units in a sub-account will be increased by the allocation of subsequent net premiums, loan repayments, transfers and loan account interest to the sub-account. The number of units will be decreased by policy charges, policy loans, transfers and partial surrenders from the sub-account. The number of units in a sub-account will decrease to zero if the Policy is surrendered or terminated.

     The unit value of a sub-account will be determined on each Valuation Date. The amount of any increase or decrease will depend on the net investment experience of the sub-account. The value of a unit for each sub-account was originally set at $1.00 on the first Valuation Date. For any subsequent Valuation Date, its value is equal to its value on the preceding Valuation Date multiplied by the net investment factor for that sub-account for the valuation period ending on the subsequent Valuation Date.

     The net investment factor is a measure of the net investment experience of a sub-account. The net investment factor for a valuation period is: the gross investment rate for such valuation period, plus any unit value credit under the Policy. We determine periodically whether unit value credits apply. Unit value credits are not guaranteed. For any period we apply a unit value credit, we will apply the credit each day when we calculate the unit value for the sub-account.

     The gross investment rate is equal to:

          1. the net asset value per share of a Fund share held in the sub-account of the Account determined at the end of the current valuation period; plus

          2. the per share amount of any dividend or capital gain distributions by the Fund if the "ex-dividend" date occurs during the current valuation period; with the sum divided by

          3. the net asset value per share of that Fund share held in the sub-account determined at the end of the preceding valuation period.


     The table below describes the annual unit value credit that we may, in our sole discretion, apply to each sub-account of the Account. The annual unit value credit is expressed as a percentage of average annual Portfolio assets held by the sub-account. The amount of the unit value credit we may apply varies among sub-accounts and some sub-accounts may receive larger unit value credits than other sub-accounts. Some sub-accounts are not eligible for a unit value credit. Our payment of unit value credits may be discontinued at any time.

                                                                             ANNUAL UNIT
                                                                                VALUE
SUB-ACCOUNT                                                                    CREDIT
-------------------------------------------------------------------------    -----------
Advantus Bond Portfolio - Class 1 Shares                                        0.05
Advantus Index 400 Mid-Cap Portfolio - Class 1 Shares                           0.05
Advantus Index 500 Portfolio - Class 1 Shares                                   0.00
Advantus International Bond Portfolio - Class 1 Shares                          0.00
Advantus Mortgage Securities Portfolio - Class 1 Shares                         0.05
Advantus Real Estate Securities Portfolio - Class 1 Shares                      0.10
AllianceBernstein International Value Portfolio - Class A Shares                0.15
Fidelity(R) Equity-Income Portfolio - Initial Class Shares                      0.10
Fidelity(R) Mid Cap Portfolio - Initial Class Shares                            0.10
Franklin Small Cap Value Securities Fund - Class 1 Shares                       0.15
Ibbotson Aggressive Growth ETF Asset Allocation Portfolio - Class I Shares      0.12
Ibbotson Balanced ETF Asset Allocation Portfolio - Class I Shares               0.12
Ibbotson Conservative ETF Asset Allocation Portfolio - Class I Shares           0.12
Ibbotson Growth ETF Asset Allocation Portfolio - Class I Shares                 0.12
Ibbotson Income and Growth ETF Asset Allocation Portfolio - Class I Shares      0.12
Janus Aspen International Growth Portfolio - Institutional Shares               0.10
Janus Aspen Large Cap Growth Portfolio - Institutional Shares                   0.10
Van Kampen UIF Emerging Markets Equity Portfolio - Class II Shares              0.35
Vanguard(R) Balanced Portfolio - Class 1 Shares                                 0.00
Vanguard(R) Capital Growth Portfolio - Class 1 Shares                           0.00
Vanguard(R) Diversified Value Portfolio - Class 1 Shares                        0.00
Vanguard(R) Equity Income Portfolio - Class 1 Shares                            0.00
Vanguard(R) High Yield Bond Portfolio - Class 1 Shares                          0.00
Vanguard(R) International Portfolio - Class 1 Shares                            0.00
Vanguard(R) Money Market Portfolio - Class 1 Shares                             0.00
Vanguard(R) Short-Term Investment-Grade Portfolio - Class 1 Shares              0.00
Vanguard(R) Small Company Growth Portfolio - Class 1 Shares                     0.00
Vanguard(R) Total Bond Market Index Portfolio - Class 1 Shares                  0.00
Vanguard(R) Total Stock Market Index Portfolio - Class 1 Shares                 0.00
W&R Target Asset Strategy Portfolio                                             0.45
W&R Target Core Equity Portfolio                                                0.45
W&R Target Global Natural Resources Portfolio                                   0.45
W&R Target Growth Portfolio                                                     0.45
W&R Target International Value Portfolio                                        0.45
W&R Target Science and Technology Portfolio                                     0.45


     We determine the value of the units in each sub-account on each day on which the corresponding Portfolio values its shares. In general, the net asset value of each Portfolio's shares is computed once daily as of the primary closing time for business on the New York Stock Exchange (typically 3:00 p.m. Central time).


     Some investment advisers to the Funds or their affiliates have an agreement with us or our affiliates to pay us or our affiliates for administrative, recordkeeping and shareholder services we provide to the Funds' Portfolios. We or our affiliates may also receive payments from the Funds, their investment advisers or principal underwriters to reimburse us for the costs of certain distribution or operational services that we perform and that benefit the Funds' Portfolios. See "Payments Made by Underlying Mutual Funds," on page 13. The unit value credit represents a portion of or all of these amounts that we or our affiliates may receive that we may, in our sole discretion, apply to the sub-accounts that invest in the Funds' Portfolios. From time to time some of these arrangements may be renegotiated so that we receive a different payment than previously paid. These fee arrangements do not result in any additional charges to policy owners.


     All unit value credits and any gains or losses attributable to such amounts are treated as earnings under the Policy for tax purposes.

     LOAN ACCOUNT ACCUMULATION VALUE The loan account accumulation value of your Policy equals the sum of the following:

          -    all policy loans less all policy loan repayments;

          -    plus, any loan account interest; and

          - less, any loan account interest allocated to the guaranteed interest account or the Account.

     We credit interest on the loan account accumulation value daily at an annual rate of interest of not less than 3 percent. We may, at our sole discretion, credit interest at a higher rate.

     TRANSFERS

     You may transfer accumulation value between the guaranteed interest account and the sub-accounts of the Account and among the sub-accounts. We determine the amount you have available for transfers at the end of the Valuation Date on which we receive your request at our home office. Your request for transfer may be made in writing or you, or your agent if authorized by you, may make a request for transfer by telephone. To do so, you may call us at 1-800-277-9244 between the hours of 8:00 a.m. and 4:30 p.m., Central time, our regular business hours. You may also submit your request for transfer to us by facsimile (FAX) transmission at 651-665-4194.


     We process transfers based on the unit values determined at the end of the Valuation Date on which we receive your request for transfer at our home office. This means that if we receive your request for transfer prior to 3:00 p.m. Central time on a Valuation Date, we will process the request at the unit values determined as of that Valuation Date. If we receive your request for transfer at or after 3:00 p.m. Central time, or on a non-Valuation Date, we will process the request at the unit values determined as of the following Valuation Date. We treat transfer requests made via telephone and facsimile (FAX) as received once the call or transmission ends.


     You may transfer accumulation value among the sub-accounts an unlimited number of times in a policy year, subject to our limitations on market-timing and frequent trading activities and Portfolio limitations on the frequent purchase and redemption of shares. We reserve the right to limit transfers to and from the guaranteed interest account to one transfer per policy year. We also reserve the right to restrict the dollar amount of any transfer to or from the guaranteed interest account.

     Currently, we assess a $10 charge from the amount transferred for the 13th and each additional transfer in a policy year. The charge is guaranteed not to exceed $25. For purposes of assessing the charge, we consider all telephone, facsimile and/or written requests processed on the same day to be one transfer, regardless of the number of sub-accounts (or guaranteed interest account) affected by the transfer(s).

     We impose other restrictions on transfers. We reserve the right to require that the amount transferred to or from a sub-account or the guaranteed interest account be at least $250. If the accumulation value in a sub-account or the guaranteed interest account from which a transfer is to be made is less than $250, the entire accumulation value attributable to the sub-account or the guaranteed interest account must be transferred. If a transfer would reduce the accumulation value in the sub-account from which the transfer is to be made to less than $250, we reserve the right to include that remaining sub-account accumulation value in the amount transferred.


     TELEPHONE TRANSFERS A request for transfer submitted to us via telephone is subject to the same conditions and procedures as would apply to a written transfer request. However, during periods of marked economic or market changes, you may have difficulty due to a heavy volume of telephone calls. In those circumstances, you should consider submitting a written transfer request while continuing to attempt to contact us via telephone. We reserve the right to restrict the frequency of, or otherwise modify, condition or terminate telephone transfer privileges. For more information on telephone transactions, contact us at our home office or at 1-800-277-9244 between the hours of 8:00 a.m. and 4:30 p.m., Central time.


     With all telephone transactions, we will employ reasonable procedures to satisfy ourselves that instructions received from policy owners are genuine and, to the extent that we do not, we may be liable for any losses due to unauthorized or fraudulent instructions. We require policy owners to identify themselves through policy numbers, social security numbers and such other information we deem reasonable. We record telephone transfer instruction conversations and we provide policy owners with a written confirmation of each telephone transfer.


     MARKET-TIMING AND DISRUPTIVE TRADING This Policy is not designed to be used as a vehicle for frequent trading (i.e., frequent transfers) in response to short-term fluctuations in the securities markets, often referred to as "market-timing." Market-timing activity and frequent trading in your Policy can disrupt the efficient management of the underlying Portfolios and their investment strategies, dilute the value of Portfolio shares held by long-term shareholders, and increase Portfolio expenses (including brokerage or other trading costs) for all Portfolio shareholders, including long-term policy owners invested in affected Portfolios who do not generate such expenses. It is our policy to discourage market-timing and frequent transfer activity, and, when we become aware of such activity, to take steps to attempt to minimize the effect of frequent trading activity on affected Portfolios. You should not purchase this Policy if you intend to engage in market-timing or frequent transfer activity.

     We have developed policies and procedures to detect and deter market-timing and other frequent transfers, and we will not knowingly accommodate or create exceptions for policy owners engaging in such activity. We employ various means to attempt to detect and deter market-timing or other abusive transfers. However, our monitoring may be unable to detect all harmful trading nor can we ensure that the underlying Portfolios will not suffer disruptions or increased expenses attributable to market-timing or abusive transfers resulting from other insurance carriers which invest in the same Portfolios. In addition, because our policies and procedures are discretionary, it is possible that some policy owners may engage in market-timing and other frequent transfer activity while others may bear the harm associated with such activity. Moreover, because market-timing can only be detected after it has occurred to some extent, our policies to stop market-timing activity do not go into effect until after we have identified such activity.


     We reserve the right to restrict the frequency of -- or otherwise modify, condition or terminate -- any transfer method(s). Your transfer privilege is also subject to modification if we determine, in our sole discretion, that the exercise of the transfer privilege by one or more policy owners is or would be to the disadvantage of other policy owners. Any new restriction that we would impose will apply to your Policy without regard to when you purchased it. We also reserve the right to implement, administer, and charge you for any fees or restrictions, including redemption fees that may be imposed by a Portfolio attributable to transfers in your Policy. One or more of the following factors will be considered in determining whether to implement and administer any restrictions and assess any fees:

          -    the dollar amount of the transfer(s);

          - whether the transfers are part of a pattern of transfers that appears designed to take advantage of market inefficiencies;

          - whether a Portfolio has requested that we look into identified unusual or frequent activity in the Portfolio;

          -    the number of transfers in the previous calendar quarter; and

          - whether the transfers during a quarter constitute more than two "round trips" in a particular Portfolio. A round trip is a purchase into a Portfolio and a subsequent redemption out of the Portfolio, without regard to order.

     In the event your transfer activity is identified as disruptive or otherwise constitutes a pattern of market-timing, you will be notified in writing that your transfer privileges will be restricted in the future if the activity continues. Upon our detecting further prohibited activity, you will be notified in writing that your transfer privileges are limited to transfer requests delivered via regular U.S. mail only. No fax, voice, courier or express delivery requests will be accepted. The limitations for the transfer privileges in your Policy will be permanent.


     In addition, the Funds may restrict the purchase of their shares in order to protect shareholders. In such case, if you request a transfer to a sub-account(s) that invests in a Fund that has restricted the purchase of its shares, we will not redeem accumulation value from the sub-account(s) from which the transfer would have otherwise been made, unless you submit a new request for transfer to our home office designating a new sub-account(s) to which the transfer should be made.


DEATH BENEFIT

     DEATH BENEFIT PROCEEDS

     As long as the Policy is in force, we will determine the amount of and pay the death benefit proceeds on the Policy upon receipt at our home office of satisfactory proof of the insured's death, plus written direction (from each eligible recipient of death benefit proceeds) regarding how to pay the death benefit payment, and any other documents, forms and information we need. We may require return of the Policy. We will pay the death benefit proceeds to the beneficiary(ies), if living. If each beneficiary dies before the insured, we will pay the death benefit proceeds to the owner or the owner's estate, or, if the owner is a corporation, to it or its successor. We will pay the death benefit proceeds in a lump sum or under a settlement option.

     Death benefit proceeds equal:

          -    the death benefit (described below);

          - plus any additional insurance on the insured's life under the Term Insurance Agreement;

          - plus under the Level Option death benefit, any premium paid after the date of the insured's death;

          - plus any assessed monthly charges for the period after the insured's death;

          -    minus any unpaid monthly charges;

          -    minus any outstanding policy loan;

          -    minus any accrued loan interest.


     We may further adjust the amount of the death benefit proceeds if we contest the Policy, if the insured dies by suicide or if you misstate the insured's age or gender. See "Statement of Additional Information."


     DEATH BENEFIT OPTIONS


     The Policy provides a death benefit. The death benefit is determined on each monthly policy anniversary and as of the date of the insured's death. You must select one of the three death benefit options we offer in your application. If you do not choose a death benefit option in your application, the Level Option death benefit will automatically be in effect.


     The Policy is intended to qualify under Code Section 7702 as a life insurance policy for federal tax purposes. The death benefit is intended to qualify for the federal income tax exclusion. The provisions of the Policy and any attached agreement will be interpreted to ensure such qualification, regardless of any language to the contrary.


     To the extent the death benefit is increased to maintain qualification as a life insurance policy, we will make appropriate adjustments to any monthly charges or supplemental agreements that are consistent with such an increase. Adjustments will be reflected in the monthly charge assessment.


     Under Code Section 7702, a Policy will generally be treated as life insurance for federal tax purposes if at all times it meets either a "guideline premium test (GPT)" or a "cash value accumulation test (CVAT)." You must choose either the GPT or the CVAT before the Policy is issued. Once the Policy is issued, you may not change to a different test. The death benefit will vary depending on which test is used.

     The GPT has two components, a premium limit component and a corridor component. The premium limit restricts the amount of premium that can be paid into the Policy. The corridor requires that the death benefit be at least a certain percentage (varying each year by age of the insured) of the accumulation value. The CVAT does not have a premium limit, but does have a corridor that requires that the death benefit be at least a certain percentage (varying based on the age and gender class of the insured) of the accumulation value.

     The corridor under the CVAT is different than the corridor under the GPT. Specifically, the CVAT corridor requires more death benefit in relation to accumulation value than is required by the GPT corridor. Therefore, for a Policy in the corridor with no additional agreements, as your accumulation value increases your death benefit will increase more rapidly under CVAT than it would under GPT.

     Your Policy will be issued using the GPT unless you choose otherwise. In deciding whether or not to choose the CVAT, you should consider that the CVAT generally permits more premiums to be contributed to a Policy, but may require the Policy to have a higher death benefit, which may increase certain charges.


     UNDER THE GUIDELINE PREMIUM TEST (GPT) -- LEVEL OPTION DEATH BENEFIT EQUALS THE GREATEST OF:


          1.   the face amount on the insured's date of death; or


          2. a specified "limitation percentage," called the Guideline Premium Test Death Benefit Percentage Factor (GPT DBPF) on your Policy's data pages, multiplied by the accumulation value on the insured's date of death.


     Under the Level Option, your death benefit remains level unless the limitation percentage multiplied by the accumulation value is greater than the face amount; then the death benefit will vary as the accumulation value varies.

     The limitation percentage is the minimum percentage of accumulation value we must pay as the death benefit under federal tax requirements. It is based on the age of the insured at the beginning of each policy year. The following table indicates the limitation percentages for the guideline premium test for different ages:


    AGE                 LIMITATION PERCENTAGE
------------   ---------------------------------------
40 and under                    250%
41 to 45       250% minus 7% for each year over age 40
46 to 50       215% minus 6% for each year over age 45
51 to 55       185% minus 7% for each year over age 50
56 to 60       150% minus 4% for each year over age 55
61 to 65       130% minus 2% for each year over age 60
66 to 70       l20% minus 1% for each year over age 65
71 to 75       115% minus 2% for each year over age 70
76 to 90                        105%
91 to 95       105% minus 1% for each year over age 90
96 to 121                       100%


     If the Code requires us to determine the death benefit by reference to these limitation percentages, the Policy is described as "in the corridor." An increase in the accumulation value will increase our risk, and we will increase the cost of insurance we assess from the accumulation value.

     LEVEL OPTION GUIDELINE PREMIUM TEST ILLUSTRATION. Assume that the insured's age is under 40. Under the Level Option, a Policy with a $100,000 face amount will generally pay $100,000 in death benefits. However, because the death benefit must be equal to or be greater than 250 percent of the accumulation value, any time the accumulation value of the Policy exceeds $40,000, the death benefit will exceed the $100,000 face amount. The figure $40,000 is derived because 250 percent of $40,000 equals $100,000. Every additional $100 added to the accumulation value above $40,000 will increase the death benefit by $250.

     Similarly, so long as the accumulation value exceeds $40,000, every $100 taken out of the accumulation value will reduce the death benefit by $250. If at any time the accumulation value multiplied by the limitation percentage is less than the face amount, the death benefit will equal the face amount of the Policy.

     UNDER THE CASH VALUE ACCUMULATION TEST (CVAT) -- LEVEL OPTION DEATH BENEFIT EQUALS THE GREATEST OF:


          1.   the face amount on the date of the insured's death; or

          2. the amount required for the Policy to qualify as a life insurance policy under Code Section 7702.

     Under the Level Option, your death benefit remains level unless the accumulation value is greater than the net single premium as specified under Code Section 7702, multiplied by the face amount. The net single premium is based on the insured's gender and age.

     Under the CVAT, a "limitation percentage" may be defined as the value "1" divided by the net single premium. While the limitation percentages are defined differently for the GPT and the CVAT, they work identically with respect to the relationship between the accumulation value and the death benefit.

     If the Code requires us to determine the death benefit by reference to these limitation percentages, the Policy is described as "in the corridor." An increase in the accumulation value will increase our risk, and we will increase the cost of insurance we assess from the accumulation value.

     LEVEL OPTION CASH VALUE ACCUMULATION TEST ILLUSTRATION. Assume that the Policy has a face amount of $100,000, and the limitation percentage is 225 percent. Under the Level Option, a Policy with a $100,000 face amount will generally pay $100,000 in death benefits. However, because the death benefit for the Policy must be equal to or be greater than 225 percent of the accumulation value, any time the accumulation value of the Policy exceeds $44,444, the death benefit of the Policy will exceed the $100,000 face amount. The figure $44,444 is derived because 225 percent of $44,444 equals $100,000. Every additional $100 added to the accumulation value above $44,444 will increase the death benefit of the Policy by $225.

     Similarly, so long as the accumulation value exceeds $44,444, every $100 taken out of the accumulation value will reduce the death benefit of the Policy by $225. If at any time the accumulation value multiplied by the limitation percentage is less than the face amount, the death benefit of the Policy will equal the face amount of the Policy.


     UNDER THE GUIDELINE PREMIUM TEST -- INCREASING OPTION DEATH BENEFIT EQUALS THE GREATEST OF:


          1. the face amount plus the accumulation value on the insured's date of death; or

          2. the limitation percentage (the GPT DBPF) multiplied by the accumulation value on the insured's date of death.

     Under the Increasing Option, the death benefit always varies as the accumulation value varies.

     INCREASING OPTION GUIDELINE PREMIUM TEST ILLUSTRATION. Assume that the insured's age is under 40. Under the Increasing Option, a Policy with a face amount of $100,000 will generally pay a death benefit of $100,000 plus the accumulation value. Thus, a Policy with an accumulation value of $60,000 will generally have a death benefit of $160,000 ($100,000 + $60,000). The death benefit, however, must be at least 250 percent of the accumulation value. As a result, if the accumulation value of the Policy exceeds $66,666, the death benefit will be greater than the face amount plus the accumulation value. The figure of $66,666 is derived because 250 percent of $66,666 equals $100,000 + $66,666. Every additional $100 of accumulation value above $66,666 will increase the death benefit by $250.


     Similarly, any time the accumulation value exceeds $66,666, every $100 taken out of accumulation value will reduce the death benefit by $250. If at any time the accumulation value multiplied by the limitation percentage is less than the face amount plus the accumulation value, then the death benefit will be the face amount plus the accumulation value of the Policy.


     UNDER THE CASH VALUE ACCUMULATION TEST -- INCREASING OPTION DEATH BENEFIT EQUALS THE GREATEST OF:


          1. the face amount plus the accumulation value on the insured's date of death; or

          2. the amount required for the Policy to qualify as a life insurance policy under Code Section 7702.

     Under the Increasing Option, the death benefit always varies as the accumulation value varies.

     INCREASING OPTION CASH VALUE ACCUMULATION TEST ILLUSTRATION. Assume that the Policy has a face amount of $100,000, and the limitation percentage is 225 percent. Under the Increasing Option, a Policy with a face amount of $100,000 will generally pay a death benefit of $100,000 plus the accumulation value. Thus, a Policy with an accumulation value of $65,000 will generally have a death benefit of $165,000 ($100,000 + $65,000). The death benefit for the Policy must be at least 225 percent of the accumulation value. As a result, if the accumulation value of the Policy exceeds $80,000, the death benefit for the Policy will be greater than the face amount plus the accumulation value. The figure of $80,000 is derived because 225 percent of $80,000 equals $100,000 + $80,000. Every additional $100 of accumulation value above $80,000 will increase the death benefit of the Policy by $225.


     Similarly, any time accumulation value exceeds $80,000, every $100 taken out of accumulation value will reduce the death benefit of the Policy by $225. If at any time the accumulation value multiplied by the limitation percentage is less than the face amount plus the accumulation value, then the death benefit for the Policy will be the face amount plus the accumulation value of the Policy.

     UNDER GUIDELINE PREMIUM TEST OPTION -- SUM OF PREMIUMS DEATH BENEFIT EQUALS THE GREATEST OF:


          1. the face amount plus the sum of all premiums paid less all partial surrenders; or

          2. the limitation percentage (the GPT DBPF) multiplied by the accumulation value on the insured's date of death.

     Under the Sum of Premiums Option, the death benefit always varies with the payment of premiums and partial surrenders taken.

     SUM OF PREMIUMS GUIDELINE PREMIUM TEST ILLUSTRATION. Assume that the insured's age is under 40, premiums paid equal $60,000, partial surrenders equal $10,000, and the accumulation value equals $55,000. Under this scenario a Policy with the Sum of Premiums Option and a face amount of $100,000 will generally pay a death benefit of $150,000 ($100,000 + $60,000
     - $10,000). The death benefit, however, must be at least 250 percent of accumulation value. As a result, if the accumulation value of the Policy exceeds $60,000, the death benefit will be greater than the face amount plus premiums paid less partial surrenders. The figure of $60,000 is derived because 250 percent of $60,000 equals $100,000 + $60,000 - $10,000.
     Every additional $100 of accumulation value above $60,000 will increase the death benefit by $250.


     Similarly, any time accumulation value exceeds $60,000, every $100 taken out of accumulation value will reduce the death benefit by $250. If at any time the accumulation value multiplied by the limitation percentage is less than the face amount plus premiums paid less partial surrenders, then the death benefit will be the face amount plus premiums paid less partial surrenders.

     UNDER THE CASH VALUE ACCUMULATION TEST -- SUM OF PREMIUMS DEATH BENEFIT EQUALS THE GREATEST OF:


          1. the face amount plus the sum of all premiums paid less all partial surrenders; or

          2. the amount required for the Policy to qualify as a life insurance policy under Code Section 7702.

     Under the Sum of Premiums Option, the death benefit always varies with the payment of premiums and partial surrenders taken.

     SUM OF PREMIUMS CASH VALUE ACCUMULATION TEST ILLUSTRATION. Assume that premiums paid equal $80,000, partial surrenders equal $5,000, and the accumulation value equals $70,000. Also assume that the Policy has a face amount of $100,000, and the limitation percentage is 225 percent. Under this scenario a Policy with the Sum of Premiums Option and a face amount of $100,000 will generally pay a death benefit of $175,000 ($100,000 + $80,000
     - $5,000). The death benefit for the Policy must be at least 225 percent of the accumulation value. As a result, if the accumulation value of the Policy exceeds $77,777, the death benefit for the Policy will be greater than the face amount plus premiums less partial surrenders. The figure of $77,777 is derived because 225 percent of $77,777 equals $100,000 + $80,000
     - $5,000. Every additional $100 of accumulation value above $77,777 will increase the death benefit of the Policy by $225.


     Similarly, any time accumulation value exceeds $77,777, every $100 taken out of accumulation value will reduce the death benefit of the Policy by $225. If at any time the accumulation value multiplied by the limitation percentage is less than the face amount plus premiums less partial surrenders, then the death benefit for the Policy, not including any agreements, will be the face amount plus premiums paid less partial surrenders.


     EFFECT OF PARTIAL SURRENDERS ON THE DEATH BENEFIT

     If you choose the Level Option, a partial surrender will reduce the face amount by an amount equal to the amount of the partial surrender. Regardless of the death benefit option you choose, a partial surrender will reduce the death benefit by at least the amount of the partial surrender.

     CHOOSING DEATH BENEFIT OPTIONS

     You must choose one death benefit option on your application. This is an important decision. The death benefit option you choose will have an impact on the dollar value of the death benefit, on your accumulation value, and on the amount of cost of insurance charges you pay. If you do not select a death benefit option on your application, the Level Option will become the death benefit option for your Policy, by default.

     You may find the Level Option more suitable for you if your goal is to increase your accumulation value through positive investment experience. You may find the Increasing Option more suitable if your goal is to increase your total death benefit. You may find the Sum of Premiums Option more suitable if your goal is to receive a death benefit which includes premiums paid.

     CHANGING THE DEATH BENEFIT OPTION

     After the first policy year, you may change your death benefit option once each policy year. We will notify you of the new face amount.

          -    You must send your written request to our home office.

          - The effective date of the change will be the monthly policy anniversary on or following the date we approve your request for a change.

          - There may be adverse federal tax consequences. You should consult a tax adviser before changing your Policy's death benefit option.


     INCREASING/DECREASING THE FACE AMOUNT


     You may increase or decrease the face amount of the Policy after the Policy has been in force for one year. An increase or decrease in the face amount will affect your cost of insurance charge, your guideline premium or cash value accumulation tax calculation, and may have adverse federal tax consequences. You should consult a tax adviser before increasing or decreasing your Policy's face amount.

     An increase in face amount will be treated as an additional layer of coverage with its own monthly Policy Issue Charge, surrender charge and surrender charge period.


     Conditions for and impact of decreasing the face amount:

          -    you must send your written request to our home office;

          -    decreases are only allowed after the first policy year;

          - we require your requested decrease in face amount to be at least $5,000;

          - you may not decrease your face amount if it would disqualify your Policy as life insurance under the Code;

          - if the decrease in face amount would cause your Policy to be classified a modified endowment contract (MEC) under the Code, we will not allow the decrease in face amount, unless you specifically instruct us in writing that you intend for the Policy to be classified as a MEC; and

          - a decrease in face amount will take effect on the monthly policy anniversary on or after we receive and approve your written request.

     Conditions for and impact of increasing the face amount:

          - your request must be applied for on a supplemental application and must include evidence of insurability satisfactory to us;

          - a requested increase in face amount requires our approval and will take effect on the monthly policy anniversary on or after the day we approve your request;

          -    increases are only allowed after the first policy year;

          - we require your requested increase in face amount to be at least $5,000; and

          - each increase in face amount will have its own surrender charge that applies for 10 years after the date of the increase.

     SETTLEMENT OPTIONS

     There are several ways of receiving proceeds under the death benefit and surrender provisions of the Policy, other than in a lump sum. These are described under "Settlement Options" in your Policy and in the Statement of Additional Information.

     POLICY LOANS


     Beginning after December 1, 2008, while your Policy is in force, you may submit a request to our home office to borrow money from us using only your Policy as the security for the loan. We normally pay the loan amount within seven days after we receive a proper loan request. We may postpone payment of loans under certain conditions as described in the Statement of Additional Information. You may increase your risk of termination if you take a loan. A loan that is taken from, or secured by a Policy, may have adverse federal income tax consequences. See "Federal Tax Status."


     The maximum amount available for loans under your Policy is the Policy accumulation value less any applicable surrender charge and three (3) months of monthly charges. We determine this amount on the Valuation Date we receive your request for a loan at our home office. There is no minimum policy loan. When you take a loan, we will transfer an amount equal to the loan from your guaranteed interest account accumulation value and separate account accumulation value to the loan account, part of our general account. Unless you instruct us otherwise, we will transfer accumulation value from the guaranteed interest account and the sub-accounts of the Account in which you are invested on a pro-rata basis. We hold this amount as collateral for the loan in the loan account and such collateral will not be available for withdrawal.


     Your Policy will remain in force so long as the accumulation value less the sum of the policy loan and any unpaid policy loan interest is sufficient to cover the monthly charges when due. Otherwise, your Policy will terminate. To prevent your Policy from terminating, you will have to make a loan repayment. We will notify you 61 days in advance of the termination of your Policy and the loan repayment required to keep it in force. The time for repayment will be within 61 days after our mailing of the notice.

     POLICY LOAN INTEREST We will charge you interest on a policy loan at the annual rate of interest shown on the policy data pages of your Policy while your policy loan is outstanding. Currently, we charge an annual rate of interest of 4 percent. Policy loan interest becomes due and payable:

          -    on a policy loan transaction;

          -    on each policy anniversary;

          -    on surrender or termination of the Policy; or

          -    on the date of the death of the insured.

     If you do not pay the interest on your loan when due, your policy loan will be increased by the amount of the unpaid interest.


     We also credit interest to amounts in the loan account at least equal to the interest rate shown on the policy data pages. Currently, we credit an annual rate of interest which is not less than your policy loan interest rate minus 1 percent. However, if your Policy has been in force for ten years or more, we will credit your loan amount with an annual rate of interest equal to the policy loan rate minus .10 percent. On the date of each policy loan transaction and policy anniversary, we will allocate any accrued loan account interest on a pro-rata basis to the guaranteed interest account and the sub-accounts of the Account based on your accumulation value in each investment option.

     POLICY LOAN REPAYMENTS If your Policy is in force, you may repay your loan in part or in full at any time before the insured's death. Your loan may also be repaid within 60 days after the date of the insured's death, if we have not paid any of the benefits under the Policy. When we receive a payment from you, we will automatically treat that payment as premium unless you specify otherwise when the payment is made. Payments specified as loan repayments will not be subject to a premium charge.

     When you repay a loan, we transfer the repayment amount from the loan account to your guaranteed interest account accumulation value and your separate account accumulation value. Unless you direct us otherwise, we will transfer the repayment amount on a pro-rata basis to the guaranteed interest account and the sub-accounts of the Account based on your accumulation value in each investment option on the Valuation Date we receive your loan repayment at our home office. We reserve the right to restrict the amount of any loan repayment to the guaranteed interest account.

     A policy loan, whether or not it is repaid, will have a permanent effect on the accumulation value, and depending upon the death benefit option you have chosen, the death benefit. As long as a loan is outstanding the collateral for the loan in the loan account is not affected by the investment performance of sub-accounts and may not be credited with the rates of interest we credit accumulation value in the guaranteed interest account.

     TERMINATION If the accumulation value less the sum of the policy loan(s) and any unpaid policy loan interest is insufficient to cover the monthly charges on a monthly policy anniversary, a 61-day grace period begins. Your Policy will remain in force during the grace period. You may pay premiums during this grace period to cover the insufficiency and continue your Policy in force beyond the grace period. We will send you and any assignee of record, at the last known address, at least 31 days prior to the end of the grace period, a written notice indicating the due date and the payment required to keep your Policy in force.

     The payment required to keep your Policy in force after the grace period commences is equal to three times the sum of all the monthly charges that were due at the beginning of the grace period, plus the premium charge that would apply. If the payment is not paid by the end of the grace period, your Policy will terminate without value. If the insured dies during the grace period, the death proceeds will be paid to the beneficiary.

     REINSTATEMENT At any time within three years from the date of policy termination while the insured is living, you may ask us to restore your Policy to an in force status, unless you surrendered your Policy. We will require each of the following to reinstate your Policy:

          1.   your written request to reinstate the Policy;

          2. that you submit to us at our home office during the insured's lifetime evidence satisfactory to us of the insured's insurability so that we may have time to act on the evidence during the insured's lifetime;

          3. a payment sufficient to cover all monthly charges and policy loan interest due and unpaid during the grace period; and

          4. a premium sufficient to keep the Policy in force for three (3) months after the date of the reinstatement.

     The effective date of reinstatement will be the first monthly policy anniversary on or following the date we approve your request for reinstatement. The Surrender Charge and Policy Issue Charge schedules that were in place at the end of the grace period will be effective at the reinstatement date. We will send you new policy data pages when your Policy is reinstated.

     SURRENDER

     You may request to surrender your Policy at any time while the insured is living and the Policy is in force. A surrender may have tax consequences. See "Federal Tax Status."

     The surrender value of the Policy is the accumulation value less any unpaid policy charges which we assess against accumulation value, less any policy loan, less any unpaid policy loan interest and less any surrender charges. We determine the surrender value as of the Valuation Date on which we receive your signed written request for surrender of the Policy at our home office. You may request that the surrender value be paid to you in cash or, alternatively, paid under a settlement option we offer. We may require that you return the Policy.

     If you surrender your Policy during the first ten policy years or during the first ten years following an increase in face amount, we will assess a Surrender Charge, which may significantly reduce the surrender value. See "Policy Charges." The amount you receive on surrender may be more or less than the total premiums you paid under the Policy. Once you surrender your Policy, all coverage and other benefits under it cease and cannot be reinstated. A surrender may have tax consequences. See "Distributions Other Than Death Benefits from Modified Endowment Contracts" and "Distributions Other Than Death Benefits from Policies that are not Modified Endowment Contracts."


     We will pay surrender or partial surrender proceeds as soon as possible, but not later than seven days after we receive your written request for surrender or partial surrender. However, if any portion of the accumulation value to be surrendered is attributable to a premium payment made by non-guaranteed funds such as a personal check, we will delay mailing that portion of the surrender proceeds until we have reasonable assurance that the check has cleared and the funds have been collected.

     PARTIAL SURRENDER

     Any time after the first policy year while the insured is living and the Policy is in force, you may request a partial surrender of the accumulation value of your Policy by forwarding your request to our home office. The partial surrender must be at least $500. The maximum partial surrender we will allow is the accumulation value: (i) less any outstanding policy loan and accrued loan interest, (ii) less the amount of any Surrender Charge applicable at that time, and (iii) less three (3) months of monthly charges. For each partial surrender, we assess a Partial Surrender Transaction Charge of 2 percent of the amount of the partial surrender, up to $25.00.


     You may tell us from which sub-accounts and the guaranteed interest account to make a partial surrender. If you do not specify, the partial surrender will be deducted from your accumulation value in the guaranteed interest account and the sub-accounts on a pro-rata basis. We will process the partial surrender at the unit values next determined after we receive your request at our home office. This means that if we receive your request for partial surrender prior to 3:00 p.m. Central time, we will process the request at the unit values determined as of that Valuation Date. If we receive your request for partial surrender at or after 3:00 p.m. Central time, we will process the request at the unit values determined as of 3:00 p.m. Central time on the following Valuation Date.

     If a partial surrender would cause your Policy to be disqualified as life insurance under the Code, we will not process your request for partial surrender. In addition, unless you have instructed us otherwise in writing, if a partial surrender would cause your Policy to be classified as a modified endowment contract under the Code, we will not process your request for partial surrender. Under the Level Option death benefit, a partial surrender will cause a decrease in the face amount of the Policy equal to the amount of the partial surrender. For each death benefit option, a partial surrender will decrease the amount of the death benefit proceeds payable.


     We reserve the right to defer the payment of surrender and partial surrender proceeds for up to six months from the date of your written request, if such proceeds would be paid exclusively from your accumulation value in the guaranteed interest account. In that case, if we postpone payment for more than 31 days, we will pay you interest at 3 percent annual rate for the period during which payment is postponed.

     If mandated under applicable law, we may block an owner's account and thereby refuse to pay any request for surrender or partial surrender until instructions are received from the appropriate regulator. We may also be required to provide additional information about an owner and owner's account to government regulators.

     POLICY CHARGES

     We assess certain charges against premiums and accumulation value under the Policy. The maximum and minimum charges and the charges for certain specified insureds are described in the "Fee Tables" section of this prospectus. The charges compensate us for: (1) services and benefits we provide; (2) costs and expenses we incur; and (3) risks we assume.

     SERVICES AND BENEFITS WE PROVIDE:

          -    the death benefit, cash, and loan benefits under the Policy;

          -    investment options, including premium payment allocations;

          -    administration of elective options; and

          -    the distribution of reports to owners.

     COSTS AND EXPENSES WE INCUR:

          - costs associated with processing and underwriting applications, and with issuing and administering the Policy (including any Agreements);

          - overhead and other expenses for providing services and benefits, and sales and marketing expenses, including compensation paid in connection with the sale of the Policies; and

          - other costs of doing business, such as collecting premium payments, maintaining records, processing claims, effecting transactions, and paying federal, state, and local premium and other taxes and fees.

     RISKS WE ASSUME:

          - that the cost of insurance charges we may assess are insufficient to meet our actual claims because insureds die sooner than we estimate; and

          - that the costs of providing the services and benefits under the Policies exceed the charges we assess.

     PREMIUM CHARGE Prior to allocation of a premium payment, we assess a charge from each premium payment to compensate us for distribution and administrative expenses and certain taxes associated with our issuance and maintenance of the Policy. We credit the remaining amount (the net premium) to your Policy's accumulation value according to your allocation instructions. The current Premium Charge is 4.0 percent of each premium and is guaranteed not to exceed 7.0 percent of each premium.

     ACCUMULATION VALUE CHARGES We assess the following charges against your accumulation value: (1) a Monthly Policy Charge; (2) a Policy Issue Charge;
     (3) a Cost of Insurance Charge; (4) a Mortality and Expense Risk Charge;
     (5) a Cash Extra Charge; (6) certain transaction charges; (7) a Surrender Charge; and (8) charges for any Agreements you elect.

     Some of the accumulation value charges depend on the "risk class" of the insured. The risk class of an insured is based upon the insured's "underwriting class" and "tobacco class."

     The underwriting class of the insured represents the level of mortality risk that we assume. The tobacco class refers to the tobacco use habits of the insured.

          1. MONTHLY POLICY CHARGE. The Monthly Policy Charge is currently $8 per month and is guaranteed not to exceed a monthly charge equal to $12.00, plus $0.0125 per $1,000 of face amount under the Policy. The Monthly Policy Charge compensates us for certain administrative expenses we bear, including those attributable to the records we create and maintain for your Policy.

          2. POLICY ISSUE CHARGE. We assess a monthly Policy Issue Charge for the first ten years following issuance of the Policy and for the first ten years following any increase in face amount. The charge varies based upon the age, gender and risk class of the insured. The Policy Issue Charge compensates us for our expenses of issuing, underwriting and distributing the Policy. The Policy Issue Charge for your Policy is shown on the policy data pages of the Policy.

          3. COST OF INSURANCE CHARGE. We assess a monthly Cost of Insurance Charge to compensate us for underwriting the death benefit. The charge depends on a number of variables (insured's age, gender, risk class, and face amount) that would cause it to vary from Policy to Policy and from monthly policy anniversary to monthly policy anniversary. We calculate the Cost of Insurance Charge separately for the initial face amount and for any increase in face amount, each a coverage layer. If we approve an increase in your Policy's face amount, a different risk class (and a different cost of insurance rate) may apply to the increase, based on the insured's circumstances at the time of the increase in face amount.

               The cost of insurance charge for a coverage layer is the net amount at risk for the coverage layer multiplied by the applicable cost of insurance rate. The net amount at risk varies with investment performance, the payment of premiums and the assessment of policy charges. The net amount at risk is equal to the death benefit payable divided by the net amount at risk divisor, as shown on the data pages of your Policy, minus the accumulation value of the Policy.

               COST OF INSURANCE RATES The actual monthly cost of insurance rates are based on our expectations as to future mortality and expense experience. The rates will never be greater than the maximum guaranteed cost of insurance rates for the initial face amount shown on the policy data pages of your Policy. The maximum guaranteed cost of insurance rates for any increase in face amount will be shown on the policy data pages we send to you at the time of the increase in face amount. These guaranteed rates are based on the 2001 Commissioner's Standard Ordinary Composite, Ultimate, Age Nearest Birthday, Sex-Distinct Mortality Tables (2001 Commissioner's Standard Ordinary Composite, Ultimate, Age Nearest Birthday, Table B Mortality Tables, if we issue the Policy on a unisex basis) and the insured's age. Any change in the cost of insurance rates will apply to all persons of the same age, risk class, and number of full years insurance has been in force.

               In general the longer you own your Policy, the higher the cost of insurance rate will be as the insured grows older. Also our cost of insurance rates will generally be lower if the insured is a female than if a male, unless we issue the Policy on a unisex basis. Similarly, our current cost of insurance rates are generally lower for non-tobacco users than tobacco users, and for persons considered to be in excellent health. On the other hand, insureds who present particular health, occupational or non-work related risks may require higher cost of insurance rates under their Policies.

          4. MORTALITY AND EXPENSE RISK CHARGE. We assess a monthly Mortality and Expense Risk charge to compensate us for certain mortality and expense risks we assume. The mortality risk is that the insured will live for a shorter time than we project. The expense risk is that the expenses that we incur will exceed the administrative charge limits we set in the Policy.

               This charge currently is equal to an annual rate of .030 percent of the accumulation value less the loan account value of the Policy in policy years 1-10. Currently, we do not assess a charge after the 10th policy year. We reserve the right to increase this charge to a maximum rate of .075 percent of the accumulation value of the Policy.

               If this charge does not cover our actual costs, we may absorb any such loss. Conversely, if the charge more than covers actual costs, the excess is added to our surplus. We expect to profit from this charge and may use these profits for any lawful purpose including covering distribution expenses.


          5. CASH EXTRA CHARGE. We may assess a monthly charge to compensate us for providing the death benefit under the Policy where the insured presents a heightened or increased level of mortality risk. An insured may present increased mortality risk because of an outstanding medical condition (e.g., cancer that is in remission), or occupation or activity engaged in by the insured (e.g., sky-diving). We will assess the Cash Extra Charge only for the period of time necessary to compensate us for the heightened mortality risk we would bear as a result of an insured's outstanding medical condition, occupation or activity. The Cash Extra Charge, which is generally not applicable to most Policies, is uniquely determined for each insured and may vary based upon factors such as gender, risk class and age. The charge is defined as a level cost per thousand dollars of face amount. If a Cash Extra Charge applies to your Policy, the amount of the charge will be shown on the policy data pages of the Policy.


          6. TRANSACTION CHARGES. We may assess certain transaction charges if you elect to make a policy change, take a partial surrender, or transfer accumulation value among the sub-accounts and the guaranteed interest account. We assess transaction charges from the accumulation value of your Policy.

               a. POLICY CHANGE TRANSACTION CHARGE. We assess a Policy Change Transaction Charge to compensate us for expenses associated with processing a policy change such as an increase or decrease in face amount, a change in death benefit option or a change in your risk classification. Currently, the charge is $60 for each policy change. We guarantee the charge will not exceed $100.

               b. PARTIAL SURRENDER TRANSACTION CHARGE. For each partial surrender, we assess a processing fee of 2 percent of the amount surrendered, up to $25, from the remaining accumulation value. The fee compensates us for the administrative costs in generating the withdrawal payment and in making all calculations which may be required because of the partial surrender.

               c. TRANSFER TRANSACTION CHARGE. We currently allow you to make 12 transfers among the sub-accounts and the guaranteed interest account each policy year free of charge. We assess $10 for the 13th and each additional transfer made during a policy year to compensate us for the costs of processing these transfers. We assess the charge from the amount being transferred. We guarantee the Transfer Transaction Charge will not exceed $25.

                    For purposes of assessing the Transfer Transaction Charge, we consider all telephone, facsimile and/or written requests processed on the same day to be one transfer, regardless of the number of sub-accounts (or guaranteed interest account) affected by the transfer(s).

          7. SURRENDER CHARGE. If your Policy terminates or you fully surrender your Policy during the first 10 policy years or within 10 years after any increase in face amount, we assess a surrender charge from your accumulation value and pay the remaining amount (less any unpaid policy charges, outstanding policy loan and accrued interest) to you. The payment you receive is called the surrender value.

               The surrender charge equals 1.40 times the lesser of: (1) 60 times the Policy Issue Charge for the initial face amount or the face amount increase as applicable, or (2) the sum of any remaining Policy Issue Charges for the initial face amount or the face amount increase, as applicable, measured from policy termination or full surrender to the end of the ten year surrender charge period. Increases in face amount have their own surrender charge penalty period. THE SURRENDER CHARGE MAY BE SIGNIFICANT. YOU SHOULD CAREFULLY CALCULATE THESE CHARGES BEFORE YOU REQUEST A SURRENDER OR INCREASE IN FACE AMOUNT. UNDER SOME CIRCUMSTANCES THE LEVEL OF SURRENDER CHARGES MIGHT RESULT IN NO SURRENDER VALUE BEING AVAILABLE.


               We assess the Surrender Charge to compensate us partially for the cost of administering, issuing, and selling the Policy, including agent sales commissions, the cost of printing the prospectuses and sales literature, any advertising costs, medical exams, review of applications for insurance, processing of the applications, establishing policy records, and policy issue. We do not expect Surrender Charges to cover all of these costs. To the extent that they do not, we will cover the short-fall from our general account assets, which may include profits from the mortality and expense risk charge and cost of insurance charge.


          8. CHARGES FOR AGREEMENTS. We assess monthly charges for supplemental insurance benefits you add to your Policy by Agreement.

               The Monthly Policy Charge, Policy Issue Charge, Cost of Insurance Charge, Mortality and Expense Risk Charge, Cash Extra Charge, and charges for Agreements, if any, are assessed in advance on the policy date and at every monthly policy anniversary.


               Charges will be assessed against the accumulation value in the guaranteed interest account and the sub-accounts on a pro-rata basis. If there is insufficient accumulation value in the guaranteed interest account and the sub-accounts, then we will assess charges against the loan account to the extent accumulation value in the loan account exceeds the amount of outstanding policy loans.

     SEPARATE ACCOUNT CHARGE We reserve the right to charge or make provision for any taxes payable by us with respect to the Account or the Policies for changes to federal or state tax laws that occur after issuance of the Policy. No such charge or provision is made at the present time.


     PORTFOLIO EXPENSES The value of the net assets of each sub-account reflects the management fees and other expenses incurred by the corresponding Portfolio in which the sub-account invests. For further information, consult the Portfolios' prospectuses and the Annual Portfolio Operating Expenses table included in the "Fee Tables" section of this prospectus.

     OTHER POLICY PROVISIONS

     DEFERRAL OF PAYMENT Normally, we will pay any proceeds under the Policy within seven days after our receipt of all the documents required for such payment. Other than the death proceeds, which are determined as of the date of death of the insured, we will determine the amount of payment as of the end of the Valuation Date on which we receive the request in good order at our home office.

     We reserve the right to defer the payment of proceeds under the Policy, including policy loans, for up to six months from the date of your request, if such payment would be taken from your accumulation value in the guaranteed interest account. In that case, if we postpone payment, other than a policy loan payment, for more than 31 days, we will pay you interest at 3 percent annual rate for the period beyond 31 days that payment has been postponed. We reserve the right to defer the payment of surrender, partial surrender, loan and death benefit proceeds from the sub-accounts and process transfers for the following: (a) any period during which the New York Stock Exchange is closed for trading (except for normal holiday closing); (b) when the SEC has determined that a state of emergency exists which may make such payment impractical; or (c) the SEC, by order, permits deferral for the protection of policy owners.


     If mandated under applicable law, we may block a policy owner's account and thereby refuse to pay any request for surrender, partial surrender, transfer, loans or death benefit proceeds until instructions are received from the appropriate regulator. We may also be required to provide additional information about a policy owner and the owner's account to government regulators.


     BENEFICIARY When we receive proof satisfactory to us of the insured's death, we will pay the death proceeds of a Policy to the beneficiary or beneficiaries named in the application for the Policy unless the owner has changed the beneficiary. In that event, we will pay the death proceeds to the beneficiary named in the last change of beneficiary request.

     If a beneficiary dies before the insured, that beneficiary's interest in the Policy ends with that beneficiary's death. Only beneficiaries who survive the insured will be eligible to share in the death proceeds. If no beneficiary survives the insured we will pay the death proceeds of this Policy to the owner, if living, otherwise to the owner's estate, or, if the owner is a corporation, to it or its successor.

     You may change the beneficiary designated to receive the proceeds. If you have reserved the right to change the beneficiary, you can file a written request with us to change the beneficiary. If you have not reserved the right to change the beneficiary, we will require the written consent of the irrevocable beneficiary.

     Your written request to change the beneficiary will not be effective until it is recorded at our home office. After it has been so recorded, it will take effect as of the date you signed the request. However, if the insured dies before the request has been so recorded, the request will not be effective as to any death benefit proceeds we have paid before your request was recorded in our home office records.

     SUPPLEMENTAL AGREEMENTS

     The following Agreements offering supplemental benefits are available under the Policy. Some of the Agreements are subject to our underwriting approval. We may assess monthly charges for these Agreements from accumulation value. Charges for the Agreements are described in the "Periodic Charges Other Than Investment Option Operating Expenses" table in the "Fee Tables" section of this prospectus. Your agent can help you determine whether certain of the Agreements are suitable for you. These Agreements may not be available in all states. Please contact us for further details.


     WAIVER OF PREMIUM AGREEMENT The Waiver of Premiums Agreement provides that in the event of the insured's total and permanent disability (as defined in the Agreement), we will credit the specified premium payment identified in the Policy to the Policy each month while the insured is disabled, subject to the conditions set forth in the Agreement. This Agreement is available at issue with underwriting approval and may also be added after the first policy anniversary subject to underwriting approval. This Agreement is not available if the Waiver of Charges Agreement is elected. We assess a separate monthly charge for this Agreement.


     WAIVER OF CHARGES AGREEMENT The Waiver of Charges Agreement provides that in the event of the insured's total and permanent disability (as defined in the Agreement), we will waive the monthly charges under the Policy each month while the insured is disabled, subject to the conditions set forth in the Agreement. This Agreement is available at issue with underwriting approval and may also be added after the first policy anniversary subject to underwriting approval. This Agreement is not available if the Waiver of Premium Agreement is elected. We assess a separate monthly charge for this Agreement.

     FAMILY TERM AGREEMENT -- CHILDREN The Family Term Agreement -- Children provides fixed level term insurance on each of the insured's children (as defined in the Agreement) up to the first anniversary of the Agreement on or following the child's 25th birthday, subject to the conditions set forth in the Agreement. This Agreement is available at issue with underwriting approval and may be added after the first policy anniversary subject to underwriting approval. We assess a separate monthly charge for this Agreement.

     ACCELERATED BENEFITS AGREEMENT The Accelerated Benefit Agreement allows you to receive a significant portion of your Policy's death benefit, if the insured develops a terminal condition due to sickness or injury (as defined in the Agreement). This Agreement is available at issue without underwriting approval and may be added after the first policy anniversary, again without underwriting approval. There is no separate charge for the Agreement.

     DEATH BENEFIT GUARANTEE AGREEMENT The Death Benefit Guarantee Agreement provides that the Policy will remain in force even if the accumulation value is not sufficient to cover monthly charges when due, as long as the Death Benefit Guarantee value (as defined in the Agreement) less any outstanding Policy loans is greater than zero. This Agreement is available at issue without underwriting approval and may not be added after issue. We assess a separate monthly charge for this Agreement.

     TERM INSURANCE AGREEMENT The Term Insurance Agreement provides additional level term insurance coverage on the life of the insured. Subject to underwriting approval, this Agreement is available at issue and may not be added after issue. We assess a separate monthly charge for this Agreement.

     OVERLOAN PROTECTION AGREEMENT The Overloan Protection Agreement provides that the Policy will not terminate because of a policy loan even where the accumulation value of the Policy is insufficient to cover policy charges. This Agreement is available at issue without underwriting approval. The policy owner must elect to use the guideline premium test and cannot have elected to use the Accelerated Benefit Agreement, or waived charges or premiums under either the Waiver of Premium Agreement or the Waiver of Charges Agreement. Once exercised, the death benefit payable under the Policy will be the minimum death benefit payable as permitted under the Code at the time the Overloan Protection Agreement was exercised. The Agreement may be exercised on non-modified endowment contracts after the Policy has been in force for at least 15 years and the insured is over 75 years of age. Once elected, this Agreement will last until the Policy is surrendered or until the insured's death and will reduce the Policy death benefit by the amount of the loan account. We assess a one-time charge when the Agreement is exercised.


OTHER MATTERS

     FEDERAL TAX STATUS

     INTRODUCTION The discussion of federal taxes is general in nature and is not intended as tax advice. Each person concerned should consult a tax adviser. This discussion is based on our understanding of federal income tax laws as they are currently interpreted. No representation is made regarding the likelihood of continuation of current income tax laws or the current interpretations of the Internal Revenue Service (the "IRS"). We have not considered any applicable state or other tax laws.

     TAXATION OF MINNESOTA LIFE AND THE INDIVIDUAL VARIABLE UNIVERSAL LIFE ACCOUNT We are taxed as a "life insurance company" under the Code. The operations of the Account form a part of, and are taxed with, our other business activities. Currently, we pay no federal income tax on income dividends received by the Account or on capital gains arising from the Account's activities. The Account is not taxed as a "regulated investment company" under the Code and it does not anticipate any change in that tax status.

     At the present time, we make no charge to the Account for any federal, state or local taxes that we incur that may be attributable to such Account or to the Policies. We, however, reserve the right in the future to make a charge for any such tax or other economic burden resulting from the application of the tax laws that we determine to be properly attributable to the Account or the Policies.

     In calculating our corporate income tax liability, we derive certain corporate income tax benefits associated with the investment of company assets, including separate account assets that are treated as company assets under applicable income tax law. These benefits, which reduce our overall corporate income tax liability may include dividends received deductions and foreign tax credits which can be material. We do not pass these benefits through to the separate accounts, principally because: (i) the majority of the benefits results from the dividends received deduction, which involves no reduction in the dollar amount of dividends that the separate account receives; and (ii) under applicable income tax law for purposes of both the dividends received deductions and the foreign tax credits, contract owners are not the owners of the assets generating those benefits.


     TAX STATUS OF THE POLICY In order to qualify as a life insurance contract for federal income tax purposes and to receive the tax treatment normally accorded life insurance contracts under federal tax law, a Policy must satisfy certain requirements which are set forth in the Code. Guidance as to how these requirements are to be applied is limited. Nevertheless, we believe that a Policy issued on a standard rate class basis (other than those with a Cash Extra Charge) should satisfy the applicable requirements. There is less guidance, however, with respect to policies issued on a substandard basis or with a Cash Extra Charge and it is not clear whether such policies will in all cases satisfy the applicable requirements. If a Policy were determined not to be a life insurance contract for federal income tax purposes, that Policy would not provide most of the tax advantages normally provided by a life insurance contract. If it is subsequently determined that a Policy does not satisfy the applicable requirements, we may take appropriate steps to bring the Policy into compliance with such requirements and we reserve the right to restrict policy transactions in order to do so.


     In some circumstances, owners of variable life insurance contracts who retain excessive control over the investment of underlying variable account assets may be treated as the owners of those assets and may be subject to tax on income produced by those assets. Although published guidance in this area does not address certain aspects of the Policies, we believe that the owner of a Policy should not be treated as the owner of the assets held in the Account, which is the variable account underlying the Policy. We reserve the right to modify the Policies to bring them into conformity with applicable standards should such modification be necessary to prevent owners of the Policies from being treated as the owners of the assets held in the Account.

     In addition, the Code requires that the investments of the Account be "adequately diversified" in order to treat the Policy as a life insurance contract for federal income tax purposes. We intend that the Account, through the Funds and the Portfolios, will satisfy these diversification requirements.

     The following discussion assumes that the Policy will qualify as a life insurance contract for federal income tax purposes.

     TAX TREATMENT OF POLICY BENEFITS


     GENERAL We believe that the death benefit under a Policy should generally be excludible from the gross income of the beneficiary. Federal, state and local transfer, and other tax consequences of ownership or receipt of policy proceeds depend on the circumstances of each policy owner or beneficiary. A tax adviser should be consulted on these consequences.


     Generally, the policy owner will not be deemed to be in constructive receipt of the policy accumulation value until there is a distribution. When distributions from a Policy occur, or when loans are taken out from or secured by a Policy, the tax consequences depend on whether the Policy is classified as a "Modified Endowment Contract."

     MODIFIED ENDOWMENT CONTRACTS Under the Internal Revenue Code, certain life insurance contracts are classified as MECs, with less favorable income tax treatment than other life insurance contracts. Due to the Policy's flexibility with respect to premium payments and benefits, each Policy's circumstances will determine whether the Policy is a MEC. In general, however, a Policy will be classified as a MEC if the amount of premiums paid into the Policy causes the Policy to fail the "7-pay test." A Policy will fail the 7-pay test if at any time in the first seven policy years, the amount paid into the Policy exceeds the sum of the level premiums that would have been paid at that point under a Policy that provided for paid-up future benefits after the payment of seven level annual payments.


     If there is a reduction in the benefits under the Policy during the first seven policy years, for example, as a result of a partial surrender, the 7-pay test will have to be reapplied as if the Policy had originally been issued at the reduced face amount. If there is a "material change" in the Policy's benefits or other terms, even after the first seven policy years, the Policy may have to be retested as if it were a newly issued Policy. A material change can occur, for example, when there is an increase in the death benefit which is due to the payment of an unnecessary premium. Unnecessary premiums are premiums paid into the Policy which are not needed in order to provide a death benefit equal to the lowest death benefit that was payable in the first seven policy years. To prevent your Policy from becoming a MEC, it may be necessary to limit premium payments or to limit reductions in benefits. A current or prospective policy owner should consult with a competent adviser to determine whether a policy transaction will cause the Policy to be classified as a MEC.

     DISTRIBUTIONS OTHER THAN DEATH BENEFITS FROM MODIFIED ENDOWMENT CONTRACTS Policies classified as MECs are subject to the following tax rules:

          1. All distributions other than death benefits, including distributions upon surrender and withdrawals, from a MEC will be treated first as distributions of gain taxable as ordinary income and as tax-free recovery of the policy owner's investment in the Policy only after all gain has been distributed.

          2. Loans taken from or secured by a Policy classified as a MEC are treated as distributions and taxed accordingly.


          3. A 10 percent additional income tax is imposed on the amount subject to tax except where the distribution or loan is made when the policy owner has attained age 59 1/2 or is disabled, or where the distribution is part of a series of substantially equal periodic payments for the life (or life expectancy) of the policy owner or the joint lives (or joint life expectancies) of the policy owner and the policy owner's beneficiary or designated beneficiary.


     If a Policy becomes a MEC, distributions that occur during the contract year will be taxed as distributions from a MEC. In addition, distributions from a Policy within two years before it becomes a MEC will be taxed in this manner. This means that a distribution made from a Policy that is not a MEC could later become taxable as a distribution from a MEC.

     DISTRIBUTIONS OTHER THAN DEATH BENEFITS FROM POLICIES THAT ARE NOT MODIFIED ENDOWMENT CONTRACTS Distributions other than death benefits from a Policy that is not classified as a MEC are generally treated first as a recovery of the policy owner's investment in the Policy and only after the recovery of all investment in the Policy as taxable income. However, certain distributions which must be made in order to enable the Policy to continue to qualify as a life insurance contract for federal income tax purposes if policy benefits are reduced during the first 15 policy years may be treated in whole or in part as ordinary income subject to tax.

     Loans from or secured by a Policy that is not a MEC are generally not treated as distributions. However, the tax consequences associated with preferred loans are less clear and a tax adviser should be consulted about such loans.

     Finally, the 10 percent additional income tax does not apply to distributions or loans from or secured by a Policy that is not a MEC.


     SETTLEMENT OPTIONS Even if the death benefit under the Policy is excludible from income, payments under Settlement Options may not be excludible in full. This is because earnings on the death benefit after the insured's death are taxable and payments under the Settlement Options generally include such earnings. You should consult a tax adviser as to the tax treatment of payments under the Settlement Options.


     MULTIPLE POLICIES Under the Code, all MECs issued by us (or an affiliated company) to the same policy owner during any calendar year will be treated as one MEC for purposes of determining the amount includable in gross income under Section 72(e) of the Code. Additional rules may be promulgated under this provision to prevent avoidance of its effects through serial contracts or otherwise. For further information on current aggregation rules under this provision, see your own tax adviser.

     INVESTMENT IN THE POLICY Your investment in the Policy is generally your aggregate premiums. When a distribution is taken from the Policy, your investment in the Policy is reduced by the amount of the distribution that is tax free.


     POLICY LOANS In general, interest on a policy loan will not be deductible. If a policy loan is outstanding when a Policy is canceled or terminated, the amount of the outstanding indebtedness will be added to the amount distributed and will be taxed accordingly. Before taking out a policy loan, you should consult a tax adviser as to the tax consequences.

     OVERLOAN PROTECTION AGREEMENT Anyone contemplating the purchase of the Policy with the Overloan Protection Agreement should be aware that the tax consequences of the Overloan Protection Agreement have not been ruled on by the IRS or the courts and it is possible that the IRS could assert that the outstanding loan balance should be treated as a taxable distribution when the Overloan Protection Agreement is exercised. You should consult a tax adviser as to the tax risks associated with the Overloan Protection Agreement.

     WITHHOLDING To the extent Policy distributions are taxable, they are generally subject to income tax withholding. Recipients can generally elect, however, not to have tax withheld from distributions.

     OTHER TAXES The transfer of the Policy or the designation of a beneficiary may have federal, state, and/or local transfer and inheritance tax consequences, including the imposition of gift, estate and generation-skipping transfer taxes. For example, the transfer of the Policy to, or the designation as beneficiary of, or the payment of proceeds to, a person who is assigned to a generation which is two or more generations below the generation of the policy owner, may have Generation-Skipping Transfer tax considerations under Section 2601 of the Code.


     The individual situation of each policy owner or beneficiary will determine the extent, if any, to which federal, state and local transfer taxes may be imposed. That situation will also determine how ownership or receipt of policy proceeds will be treated for purposes of federal, state and local estate inheritance, generation-skipping transfer and other taxes.


     CONTINUATION OF POLICY BEYOND AGE 100 While we intend for the Policy to remain in force through the insured's age 121, the tax consequences associated with a Policy remaining in force after the insured's 100th birthday are unclear. You should consult a tax adviser in all these circumstances.

     OTHER TRANSACTIONS Changing the policy owner may have tax consequences. Pursuant to Section 1035(a)(1) of the Code, exchanging this Policy for another involving the same insureds should have no federal income tax consequences if there is no debt and no cash or other property is received. The new Policy would have to satisfy the 7-pay test from the date of the exchange to avoid characterization as a MEC. An exchange of a life insurance contract for a new life insurance contract may, however, result in a loss of grandfathering status for statutory changes made after the old Policy was issued.


     BUSINESS USES OF POLICY The Policy may be used in various arrangements, including nonqualified deferred compensation or salary continuation plans, split-dollar insurance plans, executive bonus plans, retiree medical benefit plans and others. The tax consequences of such plans may vary depending on the particular facts and circumstances of each individual arrangement. Therefore, if you are contemplating the use of such Policy in any arrangement the value of which depends in part on its tax consequences, you should be sure to consult a tax adviser regarding the tax attributes of the particular arrangement.

     Moreover, in recent years, Congress has adopted new rules relating to corporate owned life insurance. The Pension Protection Act of 2006 added a new section to the Code that denies the tax-free treatment of death benefits payable under an employer-owned life insurance contract unless certain notice and consent requirements are met and either (1) certain rules relating to the insured employee's status are satisfied or (2) certain rules relating to the payment of the "amount received under the contract" to, or for the benefit of, certain beneficiaries or successors of the insured employee are satisfied. The new rules apply to life insurance contracts owned by corporations (including S corporations), individual sole proprietors, estates and trusts and partnerships that are engaged in a trade or business. Any business contemplating the purchase of a Policy on the life of an employee should consult with its legal and tax advisers regarding the applicability of the new legislation to the proposed purchase. If a Policy is owned or held by a corporation, trust or other non-natural person, this could jeopardize some (or all) of such entity's interest deduction under Code Section 264, even where such entity's indebtedness is in no way connected to the Policy. In addition, under
     Section 264(f)(5), if a business (other than a sole proprietorship) is directly or indirectly a beneficiary of a Policy, this Policy could be treated as held by the business for purposes of the Section 264(f) entity-holder rules. Therefore, it would be advisable to consult with a qualified tax adviser before any non-natural person is made an owner or holder of a Policy, or before a business (other than a sole proprietorship) is made a beneficiary of a Policy.

     SPLIT-DOLLAR ARRANGEMENTS A tax adviser should be consulted with respect to the 2003 split-dollar regulations if you have purchased or are considering the purchase of a Policy for a split-dollar insurance plan. Any business contemplating the purchase of a new life insurance contract or a change in an existing contract should consult a tax adviser. Additionally, the Sarbanes-Oxley Act of 2002 (the "Act") prohibits, with limited exceptions, publicly-traded companies, including non-U.S. companies that have securities listed on exchanges in the United States, from extending, directly or through a subsidiary, many types of personal loans to their directors or executive officers. It is possible that this prohibition may be interpreted as applying to split-dollar life insurance policies for directors and executive officers of such companies, since such insurance arguably can be viewed as involving a loan from the employer for at least some purposes.


     Although the prohibition on loans is generally effective as of the Act's effective date of July 30, 2002, there is an exception for loans outstanding as of the date of enactment, so long as there is no material modification to the loan terms and the loan is not renewed after July 30, 2002. Any affected business contemplating the payment of a premium on an existing Policy, or the purchase of a new Policy, in connection with a split-dollar life insurance arrangement should consult legal counsel.


     ALTERNATIVE MINIMUM TAX There may also be an indirect tax upon the income in the Policy or the proceeds of a Policy under the federal corporate alternative minimum tax, if the policy owner is subject to that tax.

     ESTATE, GIFT AND GENERATION-SKIPPING TRANSFER TAXES The transfer of the Policy or designation of a beneficiary may have federal, state, and/or local transfer and inheritance tax consequences, including the imposition of gift, estate, and generation-skipping transfer taxes. For example, when the insured dies, the death proceeds will generally be includable in the policy owner's estate for purposes of federal estate tax if the insured owned the Policy. If the policy owner was not the insured, the fair market value of the Policy would be included in the policy owner's estate upon the policy owner's death. The Policy would not be includable in the insured's estate if the insured neither retained incidents of ownership at death nor had given up ownership within three years before death.

     Moreover, under certain circumstances, the Code may impose a "generation skipping transfer tax" when all or part of a life insurance policy is transferred to, or a death benefit is paid to, an individual two or more generations younger than the policy owner. Regulations issued under the Code may require us to deduct the tax from your Policy, or from any applicable payment, and pay it directly to the IRS.


     Qualified tax advisers should be consulted concerning the estate and gift tax consequences of Policy ownership and distributions under federal, state and local law. The individual situation of each owner or beneficiary will determine the extent, if any, to which federal, state, and local transfer and inheritance taxes may be imposed and how ownership or receipt of policy proceeds will be treated for purposes of federal, state and local estate, inheritance, generation-skipping and other taxes.

     ECONOMIC GROWTH AND TAX RELIEF RECONCILIATION ACT OF 2001 The Economic Growth and Tax Relief Reconciliation Act of 2001 ("EGTRRA") repeals the federal estate tax and replaces it with a carryover basis income tax regime effective for estates of decedents dying after December 31, 2009. EGTRRA also repeals the generation-skipping transfer tax, but not the gift tax, for transfers made after December 31, 2009. EGTRRA contains a sunset provision, which essentially returns the federal estate, gift and generation-skipping transfer taxes to their pre-EGTRRA form, beginning in 2011. Congress may or may not enact permanent repeal between now and then.


     During the period prior to 2010, EGTRRA provides for periodic decreases in the maximum estate tax rate coupled with periodic increases in the estate tax exemption.


     The complexity of EGTRRA, along with uncertainty as to how it might be modified in coming years, underscores the importance of seeking guidance from a qualified adviser to help ensure that your estate plan adequately addresses your needs and that of your beneficiaries under all possible scenarios.


     It should be understood that the foregoing description of the federal income, gift and estate tax consequences under the Policies is not exhaustive and that special rules are provided with respect to situations not discussed. Statutory changes in the Code, with varying effective dates, and regulations adopted thereunder may also alter the tax consequences of specific factual situations. Due to the complexity of the applicable laws, a person contemplating the purchase of a variable life insurance policy or exercising elections under such a Policy should consult a tax adviser.

     VOTING RIGHTS


     We will vote the Fund shares held in the various sub-accounts of the Account at regular and special shareholder meetings of the Funds in accordance with your instructions. If, however, the 1940 Act or any regulation thereunder should change and we determine that it is permissible to vote the Fund shares in our own right, we may elect to do so. The number of votes as to which you have the right to instruct will be determined by dividing your Policy's accumulation value in a sub-account by the net asset value per share of the corresponding Fund Portfolio. Fractional shares will be counted. The number of votes as to which you have the right to instruct will be determined as of the date coincident with the date established by the Funds for determining shareholders eligible to vote at the meeting of the Funds. We will vote Fund shares held by the Account as to which no instructions are received in proportion to the voting instructions which are received from policy owners with respect to all Policies participating in the Account. Proportional voting may result in a small number of policy owners determining the outcome of the vote.


     We may, when required by state insurance regulatory authorities, disregard voting instructions if the instructions require that shares be voted so as to cause a change in sub-classification or investment policies of the Funds or approve or disapprove an investment advisory contract of the Funds. In addition, we may disregard voting instructions in favor of changes in the investment policies or the investment advisers of the Funds if we reasonably disapprove of such changes. A change would be disapproved only:

          - if the proposed change is contrary to state law or disapproved by state regulatory authorities on a determination that the change would be detrimental to the interests of policy owners, or

          - if we determined that the change would be inconsistent with the investment objectives of the Funds or would result in the purchase of securities for the Funds which vary from the general quality and nature of investments and investment techniques utilized by other separate accounts created by us or any of our affiliates which have similar investment objectives.

     In the event that we disregard voting instructions, a summary of that action and the reason for such action will be included in your next annual report or through special notice.

     COMPENSATION PAID FOR THE SALE OF POLICIES

     Securian Financial Services, Inc. ("Securian Financial"), whose address is 400 Robert Street North, St. Paul, Minnesota 55101-2098, is a registered broker-dealer under the Securities Exchange Act of 1934 and a member of the National Association of Securities Dealers, Inc. Securian Financial was incorporated in 1984 under the laws of the state of Minnesota. Securian Financial, an affiliate of Minnesota Life, is the principal underwriter of the Policies. Securian Financial and other authorized broker-dealers sell Policies through their registered representatives, each of whom is also an insurance agent appointed by Minnesota Life. Commissions for the sale of Policies by broker-dealers other than Securian Financial are paid directly to such broker-dealers by Minnesota Life, in all cases as agent for Securian Financial, and as authorized by the broker-dealers. The amount of commission received by an individual registered representative in connection with the sale of a Policy is determined by his or her broker-dealer. In the case of Policies sold by registered representatives of Securian Financial, commissions are paid directly to such registered representatives by Minnesota Life as agent for Securian Financial. Minnesota Life also pays compensation as agent for Securian Financial to general agents of Minnesota Life who are also Securian Financial registered representatives, which is described in more detail below. The commissions and compensation described in this paragraph, and the payments to broker-dealers described below, do not result in charges to the Policy that are in addition to the policy charges described elsewhere in this prospectus.

     PAYMENTS TO REGISTERED REPRESENTATIVES OF SECURIAN FINANCIAL Commissions to registered representatives of Securian Financial on the sale of Policies include up to 50 percent of gross premium in the first 2 years following policy issue or an increase in face amount and up to 6 percent of the gross premium in years 3 through 5 following issue or increase in face amount. Beginning in policy year 6 we will also pay compensation of up to 0.10 percent of the accumulation value.

     In addition, based uniformly on the sales of all insurance policies by registered representatives of Securian Financial, either we or Securian Financial will pay credits which allow those registered representatives who are responsible for sales of the Policies to attend conventions and other meetings sponsored by us or our affiliates for the purpose of promoting the sale of insurance and/or investment products offered by us and our affiliates. Such credits may cover the registered representatives' transportation, hotel accommodations, meals, registration fees and the like. We may also pay registered representatives additional amounts based upon their production and the persistency of life insurance and annuity business placed with us. Finally, registered representatives may also be eligible for financing arrangements, company-paid training, insurance benefits, and other benefits based on their contract with us.

     We make additional payments for sales of the Policies to general agents who manage registered representatives and to the business unit responsible for the operation of our distribution system. Payments to general agents vary and depend on many factors including the commissions and amount of proprietary products sold by registered representatives supervised by the general agent. General agents may also be eligible for insurance benefits, other cash benefits, and non-cash compensation such as conventions and other meetings.

     PAYMENTS TO BROKER-DEALERS We pay compensation for the sale of the Policies by affiliated and unaffiliated broker-dealers. The compensation that we pay to broker-dealers for the sale of the Polices is generally not expected to exceed, on a present value basis, the aggregate amount of compensation that we pay with respect to sales made by registered representatives of Securian Financial. Broker-dealers pay their sales representatives all or a portion of the commissions received for their sales of the Policy. We may also pay other broker dealers amounts to compensate them for training and education meetings for their registered representatives.

     All of the compensation described here, and other compensation or benefits provided by Minnesota Life or our affiliates, may be more or less than the overall compensation on similar or other products. The amount and/or structure of the compensation may influence your registered representative, broker-dealer or selling institution to present this Policy over other investment alternatives. However, the differences in compensation may also reflect differences in sales effort or ongoing customer services expected of the registered representative or the broker-dealer. You may ask your registered representative about these differences and how he or she and his or her broker-dealer are compensated for selling the Policies.

     LEGAL PROCEEDINGS

     As an insurance company, we are ordinarily involved in litigation. We are of the opinion that, as of the date of this prospectus, there are no pending or threatened lawsuits that will have a materially adverse impact on the Account, the ability of Securian Financial to perform its contract with the Account or the ability of Minnesota Life to meet its obligations under the Policies.

     FINANCIAL STATEMENTS


     The financial statements of Minnesota Life are contained in the Statement of Additional Information. No financial information for the Account is included in this prospectus because no variable universal life policies utilizing the Account have been sold. Therefore, you should consider our financial statements only as bearing on our ability to meet our obligations under the Policy. The Statement of Additional Information is available, free of charge, from us upon request. To request a Statement of Additional Information, call us at 1-800-277-9244 or write to us at: Minnesota Life Insurance Company, 400 Robert Street North, Saint Paul, Minnesota 55101.


     REGISTRATION STATEMENT

     We have filed with the SEC a registration statement under the Securities Act of 1933, as amended, with respect to the Policies offered hereby. This prospectus does not contain all the information set forth in the registration statement thereto and the exhibits filed as a part thereof, to all of which reference is hereby made for further information concerning the Account, Minnesota Life, and the Policies. Statements contained in this prospectus as to the contents of Policies and other legal instruments are summaries, and reference is made to such instruments as filed.

STATEMENT OF ADDITIONAL INFORMATION


     A Statement of Additional Information, with the same date, containing further information about the Account and the Policy is available without charge from us at your request. It has been filed with the SEC and is incorporated by reference into this prospectus. In addition, you may order a personalized illustration of death benefits, cash surrender values, and cash values, without charge, from us. To request a Statement of Additional Information, a personalized illustration or any information about your Policy call us at 1-800-277-9244 or write to us at: Minnesota Life Insurance Company, 400 Robert Street North, Saint Paul, Minnesota 55101.


     Information about the Account (including the Statement of Additional Information) can be reviewed and copied at the SEC's Public Reference Room in Washington, DC (information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-202-551-8090 or at the SEC's website, http://www.sec.gov. Copies of this information may be obtained, upon payment of a duplicating fee, by writing the Public Reference Section of the SEC, 100 F Street, NE, Washington, DC 20549-0102. You can also call the SEC at 1-202-551-8090.

     The table of contents for the Statement of Additional Information is as follows:

          General Information and History
          Services
          Additional Information
          Underwriters
          Underwriting Procedures
          Settlement Options
          Illustrations
          Experts
          Other Information

     Investment Company Act No. 811-22093

APPENDIX -- GLOSSARY

     ACCOUNT: The Minnesota Life Individual Variable Universal Life Account.

     ACCUMULATION VALUE: The sum of the values under the Policy in the Minnesota Life Individual Variable Universal Life Account, the guaranteed interest account and the loan account.

     AGE: The issue age plus the number of complete policy years elapsed.

     AGREEMENT: Any benefit, other than the base Policy, made a part of this Policy.

     APPLICATION: The form completed by the proposed insured and/or proposed owner when applying for coverage under the Policy. This includes any:

          -    amendments or endorsements;

          -    supplemental applications; or

          -    reinstatement applications.

     BENEFICIARY(IES): The person(s) so named in the application, unless later changed, to whom any death benefit is payable upon the death of an insured, subject to the conditions and provisions of the Policy.

     CODE: The U.S. Internal Revenue Code of 1986, as amended.

     DEATH BENEFIT: The amount payable to the beneficiary upon the death of the insured, according to the conditions and provisions of the Policy.

     FACE AMOUNT: The amount we use in determining the insurance coverage of an insured's life.

     FREE LOOK PERIOD: The period during which you may examine and return the Policy to us at our home office and receive a refund.

     FUND: An open-end diversified management investment company or unit investment trust in which the Minnesota Life Individual Variable Universal Life Account invests.

     GENERAL ACCOUNT: All assets of the Minnesota Life Insurance Company other than those in the Minnesota Life Individual Variable Universal Life Account or other separate accounts established by us.

     GRACE PERIOD: A 61-day period after which a Policy will terminate if you do not make a sufficient payment.

     GUARANTEED INTEREST ACCOUNT: The portion of the general account of Minnesota Life Insurance Company, which is attributable to the Policy and policies of this class, exclusive of policy loans. Accumulation value in the guaranteed interest account accrues interest at no less than a guaranteed minimum rate.

     HOME OFFICE: Our office at 400 Robert Street North, St. Paul, Minnesota 55101-2098, telephone: 651-665-3500.

     INITIAL FACE AMOUNT: The face amount on the policy date.

     INITIAL MINIMUM PREMIUM: The amount of premium required to put the Policy in force. The initial minimum premium is the monthly initial minimum premium shown on the policy data pages multiplied by three (3) months plus the number of complete months from the policy date to the date of payment.

     ISSUE AGE: The insured's age at nearest birthday as of the policy date.

     LOAN ACCOUNT: Part of our general account where we transfer amounts from the Minnesota Life Individual Variable Universal Life Account and the guaranteed interest account as collateral for policy loans.

     MEC: A modified endowment contract, as defined under the Code.

     NET AMOUNT AT RISK: The value equal to the death benefit as of the most recent monthly policy anniversary divided by the net amount at risk divisor (as shown on the policy data pages), and reduced by the Policy accumulation value at the beginning of the policy month, before deduction of the current month's cost of insurance charge.

     NET PREMIUM: The amount of premium after the Premium Charge has been deducted.

     OWNER (YOU, YOUR): The person named in the application as the owner, unless later changed.

     PLANNED PREMIUM: The amount of premium you plan to pay for the Policy on a periodic basis. Planned premiums serve as the basis for premium payment reminder notices. Payment of planned premiums may not necessarily keep the Policy in force.

     POLICY ANNIVERSARY: The same day and month as your policy date for each succeeding year your policy remains in force. A monthly policy anniversary is the same day as your policy date for each succeeding month your policy remains in force.

     POLICY DATE: The date shown on the policy data pages, which is the date from which we determine policy anniversaries, policy years, and monthly policy anniversaries.

     POLICY LOAN INTEREST: The amount of interest we charge you on any outstanding policy loan balance under your Policy.

     POLICY YEAR: A year that starts on the policy date or on a policy anniversary.


     PORTFOLIO: A separate investment Portfolio of a Fund. Each sub-account invests exclusively in one Portfolio of a Fund.


     RISK CLASS: The classification of the insured, based on the Underwriting Class combined with the Tobacco Class.

     SEC: The Securities and Exchange Commission, a United States government agency.

     SUB-ACCOUNT: A subdivision of the Minnesota Life Individual Variable Universal Life Account. We invest each sub-account's assets exclusively in shares of one Portfolio.

     SURRENDER VALUE: The amount available to you when your Policy is surrendered or terminates. The surrender value equals the accumulation value, less any unpaid policy charges, any outstanding policy loan, and unpaid policy loan interest and any applicable surrender charge.

     TERMINATION: When your Policy terminates without value after a grace period. You may reinstate a terminated Policy, subject to certain conditions.

     TOBACCO CLASS: Based on the tobacco use habits of the insured, with the insured designated as either "tobacco" or "non-tobacco."

     UNDERWRITING CLASS: The classification of the insured, representing the assumed level of mortality risk that we assume.

     UNIT: A measure of your interest in a sub-account of the Minnesota Life Individual Variable Universal Life Account.

     UNIT VALUE CREDIT: A credit we may provide which is used in the determination of the net investment factor for each sub-account.

     VALUATION DATE: A valuation date is any date on which the New York Stock Exchange ("NYSE") is open for trading, except for any days specified in the prospectus for the Policy and any day the Portfolio corresponding to a sub-account does not value its shares. A valuation date ends at the close of trading on the NYSE for that day.

     WRITTEN REQUEST: A request in writing signed by you. We may require that your Policy be sent in with a written request.

                       STATEMENT OF ADDITIONAL INFORMATION

                        MINNESOTA LIFE INSURANCE COMPANY
                             400 ROBERT STREET NORTH
                           SAINT PAUL, MINNESOTA 55101

            MINNESOTA LIFE INDIVIDUAL VARIABLE UNIVERSAL LIFE ACCOUNT

                    VARIABLE UNIVERSAL LIFE INSURANCE POLICY

This Statement of Additional Information contains additional information to the prospectus for the variable universal life insurance policy (the "Policy") offered by Minnesota Life Insurance Company ("Minnesota Life"). This Statement of Additional Information is not a prospectus, and it should be read only in conjunction with the prospectus for the Policy and the prospectuses for the investment options. The prospectus for the Policy is dated the same date as this Statement of Additional Information. Unless otherwise indicated, all terms used in this Statement of Additional Information have the same meaning as when used in the prospectus. You may obtain a copy of the prospectus by calling Minnesota Life Insurance Company at 1-800-277-9244, or writing to Minnesota Life at 400 Robert Street North, Saint Paul, Minnesota 55101.

                                ___________, 2007

TABLE OF CONTENTS
GENERAL INFORMATION AND HISTORY
SERVICES
ADDITIONAL INFORMATION
UNDERWRITERS
UNDERWRITING PROCEDURES
SETTLEMENT OPTIONS
ILLUSTRATIONS
EXPERTS
OTHER INFORMATION

GENERAL INFORMATION AND HISTORY

We are Minnesota Life Insurance Company ("Minnesota Life"), a life insurance company organized under the laws of Minnesota. Minnesota Life was formerly known as The Minnesota Mutual Life Insurance Company ("Minnesota Mutual"), a mutual life insurance company organized in 1880 under the laws of Minnesota. Effective October 1, 1998, Minnesota Mutual reorganized by forming a mutual insurance holding company named "Minnesota Mutual Companies, Inc." Minnesota Mutual continued its corporate existence following conversion to a Minnesota stock life insurance company named "Minnesota Life Insurance Company." All of the shares of the voting stock of Minnesota Life are owned by a second tier intermediate stock holding company named "Securian Financial Group, Inc.," which in turn is a wholly-owned subsidiary of a first tier intermediate stock holding company named "Securian Holding Company," which in turn is a wholly-owned subsidiary of the ultimate parent, Minnesota Mutual Companies, Inc.

Our home office is at 400 Robert Street North, St. Paul, Minnesota 55101-2098, telephone: (651) 665-3500. We are licensed to conduct life insurance business in all states of the United States (except New York where we are an authorized reinsurer), the District of Columbia, Canada, Puerto Rico and Guam.

On June 12, 2007, our Board of Trustees established a separate account, called the Minnesota Life Individual Variable Universal Life Account ("the Account"), in accordance with certain provisions of the Minnesota insurance law. The Account is registered as a unit investment trust separate account with the Securities and Exchange Commission ("SEC") under the Investment Company Act of 1940 ("1940 Act"). Registration under the 1940 Act does not signify that the SEC supervises the management, or the investment practices or policies, of the Account.

SERVICES

Minnesota Life provides accounting oversight, financial reporting, legal and other administrative services. Additional accounting and administrative services are performed by State Street Bank and Trust Company, which includes overnight calculation of unit value amounts. Minnesota Life oversees State Street's performance of these services.

ADDITIONAL INFORMATION

ASSIGNMENT The Policy may be assigned. Any assignment must be in writing and filed at our home office. We assume no responsibility for the validity or effect of any assignment of the Policy or of any interest in it. Any proceeds which become payable to an assignee will be payable in a single sum. Any claim made by an assignee will be subject to proof of the assignee's interest and the extent of the assignment.

MISSTATEMENT OF AGE OR GENDER If the insured's age or gender has been misstated, we will adjust the proceeds payable under the Policy based on what the last monthly charges would have purchased at the correct age or gender.

INCONTESTABILITY After a Policy has been in force during the insured's lifetime for two years from the original policy date, we may not contest the Policy, except in the case of fraud. However, if there has been a policy change or reinstatement for which we required evidence of insurability, we may contest that policy change or reinstatement for two years with respect to information provided at that time, during the lifetime of the insured, from the effective date of the policy change or reinstatement.

SUICIDE If the insured, whether sane or insane, dies by suicide, within two years of the original policy date, our liability will be limited to an amount equal to the premiums paid for the Policy less any policy loan, unpaid loan interest and partial surrenders. If there has been a policy change or reinstatement for which we required evidence of insurability, and if the insured dies by suicide within two years from the effective date of the policy change or reinstatement, our liability with respect to the policy change or reinstatement will be limited to an amount equal to the portion of the monthly charges associated with that policy change or reinstatement.

REPORTS At least once each year we will send you a report. This report will include the accumulation value, the face amount and the death benefit as of the date of the report. It will also show the premiums paid during the policy year and policy loan activity. We will send the report to you without cost. The information in the report will be current as of a date within two months of its mailing.

UNDERWRITERS

The Policies are sold in a continuous offering by state licensed life insurance producers who are also registered representatives of Securian Financial Services, Inc. ("Securian Financial") or other broker-dealers who have entered into selling agreements with Securian Financial. Securian Financial acts as principal underwriter for the Policies. Both Securian Financial and Minnesota Life are wholly-owned subsidiaries of Securian Financial Group, Inc., which is a second-tier subsidiary of a mutual insurance holding company called Minnesota Mutual Companies, Inc.

Securian Financial, whose address is 400 Robert Street North, St. Paul, Minnesota 55101-2098, is a registered as a broker-dealer under the Securities Exchange Act of 1934 and a member of the NASD, Inc. Securian Financial was incorporated in 1984 under the laws of the State of Minnesota.

Commissions to registered representatives of Securian Financial on the sale of Policies include up to 50 percent of gross premium in the first 2 years following policy issue or an increase in face amount and up to 6 percent of the gross premium in years 3 through 5 following issue or increase in face amount. Beginning in policy year 6 we will also pay compensation of up to 0.10 percent of the accumulation value.

In addition, Securian Financial or we will pay, based uniformly on the sales of insurance policies by registered representatives of Securian Financial, credits which allow those registered representatives who are responsible for sales of the Policies to attend conventions and other meetings sponsored by us or our affiliates for the purpose of promoting the sale of insurance and/or investment products offered by us and our affiliates. Such credits may cover the registered representatives' transportation, hotel accommodations, meals, registration fees and the like. We may also pay registered representatives additional amounts based upon their production and the persistency of life insurance and annuity business placed with us. Finally, the underwriter may also receive amounts from certain Funds for services provided under a 12b-1 plan of distribution. For providing these distribution services, the underwriter may receive a portion or all of the 12b-1 fees up to .25 percent of the average daily net assets of the Portfolios of the Fund attributable to the Policies.

We pay compensation to affiliated and unaffiliated broker-dealers for the sale of the Policies. The compensation that we pay to broker-dealers for the sale of the Polices is generally not expected to exceed, on a present value basis, the aggregate amount of compensation that we pay with respect to sales made by registered representatives of Securian Financial. Broker-dealers pay their sales representatives all or a portion of the commissions received for their sales of the Policy.

UNDERWRITING PROCEDURES

We require proof of insurability for policy issue and all policy changes resulting in an increase in face amount or other changes that result in an increase in the net amount at risk under the Policy. Proof of insurability and classification for cost of insurance charges are determined by our underwriting rules and procedures which utilize factors such as age, gender, health and occupation. Persons who present a lower mortality risk are charged the most favorable cost of insurance rates. Requirements may be waived or modified for Policies issued as a result of conversion from existing Policies, for Policies issued as part of a small group case or for face amount increases pursuant to an additional benefit agreement.

The basis for the mortality charges guaranteed in the Policies are determined by the gender, tobacco habits, and age of each insured and are based on the 2001 CSO Composite gender distinct age nearest birthday mortality tables. In instances where the insurance is required to be provided on a Unisex basis, the guaranteed mortality charges are based on the 2001 CSO Unisex Table B.

SETTLEMENT OPTIONS

The proceeds of the Policy are payable upon surrender, or upon our receipt of satisfactory proof of the insured's death while the Policy is in force. We will pay the proceeds in a lump sum unless a settlement option has been selected. We will deduct any outstanding policy loan, any accrued loan interest and unpaid monthly charges from the proceeds we pay. Proof of any claim under this Policy must be submitted in writing to our home office.

We will pay interest on any death benefit proceeds payable if payment is to be made in a lump sum. Interest will accrue on the death benefit proceeds payable from the date of the insured's death until the date of payment. Interest will be credited at a rate which we shall determine in our discretion. Such credited interest will never be less than a 3 percent annual rate.

You may, during the lifetime of the insured, request that we pay the proceeds of the Policy under one of the settlement options described below. We may also offer other methods of payment that are agreeable to both you and us. A settlement option may be selected only if payments are to be made to a natural person in that person's own right.

Each settlement option described below is payable only in fixed amounts. The payments do not vary with the investment performance of the Account.

     OPTION 1 - INTEREST PAYMENTS

     We will pay interest on the proceeds at such times and for such period that is agreeable to you and us. Withdrawals of proceeds may be made in amounts of at least $500. At the end of the period, any remaining proceeds will be paid in either a lump sum or under any other method we approve.

     OPTION 2 - PAYMENTS FOR A SPECIFIED PERIOD

     We will make payments for a specified number of years.

     OPTION 3 - LIFE INCOME

     We will make payments monthly during the lifetime of a payee, terminating with the last monthly payment immediately preceding the payee's death. We may require proof of the payee's age and gender.

     OPTION 4 - PAYMENTS OF A SPECIFIED AMOUNT

     We will pay a specified amount until the proceeds and interest thereto are fully paid.

If you request a settlement option, you will be asked to sign an agreement covering the settlement option which will state the terms and conditions of the payments. Unless you specify otherwise, the beneficiary may select a settlement option after the insured's death.

The minimum rate of interest we will credit under any settlement option is a 3 percent annual rate of interest. We may, in our sole discretion, credit higher rates of interest on monies held by us in our general account which are to be paid under a settlement option.

ILLUSTRATIONS

To illustrate the operation of the Policy under certain assumptions, we have prepared the following tables along with explanatory text that may be of assistance.

The following tables illustrate how the accumulation value, cash surrender value and death benefit of a Policy change with the investment experience of the sub-accounts of the Account. The tables show how the accumulation value, cash surrender value and death benefit of a Policy to an insured of a given age and at a given premium would vary over time if the investment return on the assets held in each sub-account of the Account were a uniform, gross, after-tax rate of 0 percent and 6 percent The actual cash values and death benefits would be different from those shown if the returns averaged 0 percent and 6 percent but fluctuated over the life of the Policy.

The tables illustrate a Policy issued to an insured male age 40 in the standard non-tobacco risk class with a Level Death Benefit Option. The tables assume an initial face amount of $500,000 and an annual planned premium payment of $6,000. The tables also assume that the Guideline Premium Test for definition of life insurance has been elected. The tables reflect both guaranteed maximum and current charges for all charges under the Policy, except charges for partial surrenders, transfers and any optional Agreements. The tables assume that there have been no allocations made to the guaranteed interest account.

Guaranteed maximum cost of insurance charges will vary by age, gender, and risk class. We use the male, female and unisex Composite 2001 Commissions Standard Ordinary Mortality Table ("2001 CSO"), as appropriate. The unisex tables are used in circumstances where legal considerations require the elimination of gender-base distinctions in the calculation of mortality costs. Our maximum cost of insurance charges are based on an assumption of the mortality rates reflected in 2001 CSO Tables.

In many cases we intend to impose cost of insurance charges which are lower than the maximum charges described above. In addition to the factors governing maximum cost of insurance charges, actual charges will vary depending on the risk category of the insured. Current cost of insurance charges reflect our current practices with respect to mortality charges for this class of Policies. Similarly, we impose a current monthly policy charge which is less than the guaranteed contractual charge. We expect that these current charges will compensate us for the actual costs of administration. If the actual costs change, this charge may increase or decrease as necessary, although it may not exceed the maximum stated in the Policy.

The amounts shown for the hypothetical accumulation value and death benefit as of each policy year reflect the fact that the net investment return on the assets held in the sub-accounts is lower than the gross, after-tax return. This is because a daily investment management fee assessed against the net assets of the Portfolio is deducted from the gross return. The investment management fee illustrated is 0.42 percent and represents the arithmetic average of the annual fee charged for all Portfolios available under the Policy. The illustrations also reflect a deduction for those Fund costs and expenses borne by the Funds and for distribution (12b-1) fees. Fund expenses illustrated are 0.13 percent, representing the arithmetic average of the 2006 expense ratios of the Portfolios available under the Policy. Certain expenses for certain portfolios of the Funds were waived or reduced, however the averages used in these illustrations do not reflect the waivers or reductions. The 12b-1 fee illustrated is 0.07 percent and represents the arithmetic average of those fees charged for all Portfolios that assess a 12b-1 fee. Lastly, the net return is increased by any unit value credit that we are currently providing. The unit value credit illustrated is 0.12 percent and represents the arithmetic average of the unit value credit for all Portfolios available under the Policy. For the maximum contractual charges illustration, no unit value credit is assumed so the net annual rates of return shown are -0.62 and 5.38 percent. Therefore, gross annual rates of return of 0 and 6 percent correspond to approximate net annual rates of return of -0.50 and 5.50 percent on the current charges illustration.

The illustration reflects the fact that no charges for federal, state or local income taxes are currently made against the Account. If such a charge is made in the future, it will take a higher gross rate of return to produce after-tax returns of 0 and 6 percent than it does now.

If a particular Policy would be subject to different levels of charges, the accumulation values, cash surrender values and death benefits would vary from those shown in the tables. The accumulation values, cash surrender values and death benefits would also vary if premiums were paid in other amounts or at other than annual intervals, or accumulation values were allocated differently among individual sub-accounts with varying rates of return. In addition, the accumulation values, cash surrender values and death benefits would also vary between tables depending upon whether the Level Option, Increasing Option or Sum of Premiums Option death benefit is illustrated.

Upon request, we will furnish a personalized illustration based upon a proposed insured's age, gender and risk classification, and on the face amount, premium, death benefit option and gross annual rate of return requested. Those illustrations may be materially different from the sample illustration included in this statement, depending upon the proposed insured's actual situation. For example, illustrations for females, tobacco users or individuals who are rated sub-standard will differ materially in premium amount and illustrated values, even though the proposed insured may be the same age as the proposed insured in our sample illustrations. You may request a personalized illustration, without charge, from us by calling us at 1-800-277-9244 or writing to us at: Minnesota Life Insurance Company at 400 Robert Street North, Saint Paul, Minnesota 55101.

                                 ACCUMULATOR VUL
                       DEATH BENEFIT OPTION--LEVEL OPTION
                         ASSUMING GUIDELINE PREMIUM TEST
                     MALE ISSUE AGE 40, STANDARD NON-TOBACCO
                         INITIAL FACE AMOUNT -- $500,000
                            $6,000 ANNUAL PREMIUM(1)
                      USING MAXIMUM CONTRACTUAL CHARGES(2)

                 - ASSUMING HYPOTHETICAL INVESTMENT RETURNS OF -

                                            0% GROSS                                     6% GROSS
                                           -0.62% NET                                    5.38% NET

 POL               ANNUAL                CASH SURRENDER                                CASH SURRENDER
YR(3)   ATT AGE   PREMIUM   ACC. VALUE        VALUE       DEATH BENEFIT   ACC. VALUE       VALUE        DEATH BENEFIT
---------------------------------------------------------------------------------------------------------------------
  1        41      $6,000     $ 3,143        $     0         $500,000      $  3,399       $      0         $500,000
  2        42       6,000       6,175              0          500,000         6,884              0          500,000
  3        43       6,000       9,084              0          500,000        10,444              0          500,000
  4        44       6,000      11,862            849          500,000        14,076          3,062          500,000
  5        45       6,000      14,490          3,476          500,000        17,758          6,744          500,000
  6        46       6,000      16,959          8,148          500,000        21,485         12,674          500,000
  7        47       6,000      19,278         12,670          500,000        25,267         18,659          500,000
  8        48       6,000      21,441         17,036          500,000        29,097         24,692          500,000
  9        49       6,000      23,503         21,300          500,000        33,034         30,831          500,000
 10        50       6,000      25,451         25,451          500,000        37,068         37,068          500,000
 15        55       6,000      39,015         39,015          500,000        65,427         65,427          500,000
 20        60       6,000      45,094         45,094          500,000        94,304         94,304          500,000
 25        65       6,000      40,120         40,120          500,000       120,960        120,960          500,000
 30        70       6,000      16,840         16,840          500,000       139,535        139,535          500,000
 35        75       6,000           0              0                0       140,916        140,916          500,000
 40        80       6,000           0              0                0        95,752         95,752          500,000
 45        85           0           0              0                0             0              0                0
 50        90           0           0              0                0             0              0                0
 55        95           0           0              0                0             0              0                0
 60       100           0           0              0                0             0              0                0
 65       105           0           0              0                0             0              0                0
 70       110           0           0              0                0             0              0                0
 75       115           0           0              0                0             0              0                0
 80       120           0           0              0                0             0              0                0

(1) A premium payment of $6,000 is assumed to be paid annually at the beginning of each policy year.

(2) The actual cost of insurance charges of a Policy depends on a variety of factors as described in the prospectus. The initial assumed monthly cost of insurance (COI) rate per $1,000 of insurance, for a male, age 40, standard non-tobacco risk class used for the purposes of this illustration is $1.65. The cost of insurance charge will increase as the insured ages.

(3) Assumes that no policy loans have been made, no partial surrenders have been made, that no transfer charges were incurred and that no optional Agreements have been requested.

THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS MADE BY THE

OWNER, THE FREQUENCY OF PREMIUM PAYMENTS CHOSEN BY THE OWNER, AND THE INVESTMENT EXPERIENCE OF THE POLICY'S SUB-ACCOUNTS. THE DEATH BENEFITS AND POLICY VALUES FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL RATES OF RETURN AVERAGED 0 AND 6 PERCENT OVER A PERIOD OF YEARS BUT ALSO FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS. THEY WOULD ALSO BE DIFFERENT IF ANY POLICY LOANS WERE MADE DURING THE PERIOD. NO REPRESENTATIONS CAN BE MADE BY MINNESOTA LIFE OR THE FUNDS THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                                 ACCUMULATOR VUL
                       DEATH BENEFIT OPTION--LEVEL OPTION
                         ASSUMING GUIDELINE PREMIUM TEST
                     MALE ISSUE AGE 40, STANDARD NON-TOBACCO
                         INITIAL FACE AMOUNT -- $500,000
                            $6,000 ANNUAL PREMIUM(1)
                            USING CURRENT CHARGES(2)

                 - ASSUMING HYPOTHETICAL INVESTMENT RETURNS OF -

                                            0% GROSS                                     6% GROSS
                                           -0.50% NET                                    5.50% NET

 POL               ANNUAL                CASH SURRENDER                                CASH SURRENDER
YR(3)   ATT AGE   PREMIUM   ACC. VALUE        VALUE       DEATH BENEFIT   ACC. VALUE       VALUE        DEATH BENEFIT
---------------------------------------------------------------------------------------------------------------------
  1        41      $6,000     $ 3,786        $     0         $500,000     $    4,066     $        0       $  500,000
  2        42       6,000       7,508              0          500,000          8,308              0          500,000
  3        43       6,000      11,157            143          500,000         12,725          1,711          500,000
  4        44       6,000      14,731          3,717          500,000         17,324          6,310          500,000
  5        45       6,000      18,216          7,202          500,000         22,101         11,087          500,000
  6        46       6,000      21,609         12,798          500,000         27,060         18,249          500,000
  7        47       6,000      24,913         18,305          500,000         32,215         25,607          500,000
  8        48       6,000      28,124         23,718          500,000         37,571         33,166          500,000
  9        49       6,000      31,276         29,074          500,000         43,175         40,972          500,000
 10        50       6,000      34,364         34,364          500,000         49,032         49,032          500,000
 15        55       6,000      55,649         55,649          500,000         91,123         91,123          500,000
 20        60       6,000      72,843         72,843          500,000        142,932        142,932          500,000
 25        65       6,000      83,897         83,897          500,000        206,724        206,724          500,000
 30        70       6,000      85,047         85,047          500,000        285,976        285,976          500,000
 35        75       6,000      70,572         70,572          500,000        389,083        389,083          500,000
 40        80       6,000      24,162         24,162          500,000        532,230        532,230          558,841
 45        85       6,000           0              0                0        718,817        718,817          754,758
 50        90       6,000           0              0                0        950,506        950,506          998,031
 55        95       6,000           0              0                0      1,250,498      1,250,498        1,263,003
 60       100       6,000           0              0                0      1,667,185      1,667,185        1,667,185
 65       105       6,000           0              0                0      2,211,778      2,211,778        2,211,778
 70       110       6,000           0              0                0      2,923,538      2,923,538        2,923,538
 75       115       6,000           0              0                0      3,853,781      3,853,781        3,853,781
 80       120       6,000           0              0                0      5,069,572      5,069,572        5,069,572

(1) A premium payment of $6,000 is assumed to be paid annually at the beginning of each policy year.

(2) The actual cost of insurance charges of a Policy depends on a variety of factors as described in the prospectus. The initial assumed monthly cost of insurance (COI) rate per $1,000 of insurance, for a male, age 40, standard non-tobacco risk class used for the purposes of this illustration is $0.83. The cost of insurance charge will increase as the insured ages.

(3) Assumes that no policy loans have been made, no partial surrenders have been made, that no transfer charges were incurred and that no optional Agreements have been requested.

THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS MADE BY THE

OWNER, THE FREQUENCY OF PREMIUM PAYMENTS CHOSEN BY THE OWNER, AND THE INVESTMENT EXPERIENCE OF THE POLICY'S SUB-ACCOUNTS. THE DEATH BENEFITS AND POLICY VALUES FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL RATES OF RETURN AVERAGED 0 AND 6 PERCENT OVER A PERIOD OF YEARS BUT ALSO FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS. THEY WOULD ALSO BE DIFFERENT IF ANY POLICY LOANS WERE MADE DURING THE PERIOD. NO REPRESENTATIONS CAN BE MADE BY MINNESOTA LIFE OR THE FUNDS THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

EXPERTS

Actuarial matters included in the prospectus have been examined by Robert J. Ehren, Senior Vice President.

The consolidated financial statements and supplementary schedules of Minnesota Life Insurance Company and subsidiaries as of December 31, 2006, have been audited by our independent registered public accounting firm, KPMG LLP, 4200 Wells Fargo Center, 90 South Seventh Street, Minneapolis, Minnesota 55402, whose report thereon appears elsewhere herein, and have been so included in reliance upon the reports of KPMG LLP and upon the authority of said firm as experts in accounting and auditing.

OTHER INFORMATION

A registration statement has been filed with the SEC under the Securities Act of 1933 as amended, with respect to the Policy discussed in this Statement of Additional Information. Not all the information set forth in the registration statement, amendments and exhibits thereto has been included in this Statement of Additional Information. Statements contained in this Statement of Additional Information as to the contents of the Policy and other legal instruments are summaries. For a complete statement of the terms of these documents, reference is made to such instruments as filed.

                        MINNESOTA LIFE INSURANCE COMPANY
                                AND SUBSIDIARIES

                        CONSOLIDATED FINANCIAL STATEMENTS
                           AND SUPPLEMENTARY SCHEDULES

                        DECEMBER 31, 2006, 2005 AND 2004

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholder
Minnesota Life Insurance Company:

We have audited the accompanying consolidated balance sheets of Minnesota Life Insurance Company and subsidiaries (collectively, the Company) as of December 31, 2006 and 2005, and the related consolidated statements of operations, changes in stockholder's equity and cash flows for each of the years in the three-year period ended December 31, 2006. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Minnesota Life Insurance Company and subsidiaries as of December 31, 2006 and 2005, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2006, in conformity with U.S. generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic consolidated financial statements taken as a whole. The supplementary information included in the accompanying schedules is presented for purposes of additional analysis and is not a required part of the basic consolidated financial statements. Such information has been subjected to the auditing procedures applied in the audits of the basic consolidated financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic consolidated financial statements taken as a whole.


/s/ KPMG LLP
------------------------------------

March 12, 2007

                MINNESOTA LIFE INSURANCE COMPANY AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEETS
                           DECEMBER 31, 2006 AND 2005
                                 (In thousands)

                                                                             2006          2005
                                                                         -----------   -----------
ASSETS
   Fixed maturity securities:
      Available-for-sale, at fair value
      (amortized cost $5,263,368 and $5,095,516)                         $ 5,326,567   $ 5,190,234
   Equity securities, at fair value (cost $576,887 and $577,658)             725,807       683,290
   Mortgage loans, net                                                     1,133,784     1,020,427
   Real estate, net                                                              755         2,261
   Finance receivables, net                                                  162,991       146,408
   Policy loans                                                              297,312       279,699
   Private equity investments (cost $286,700 and $244,458)                   325,619       268,535
   Fixed maturity securities on loan, at fair value
      (amortized cost $1,308,071 and $1,275,628)                           1,306,167     1,278,941
   Equity securities on loan, at fair value (cost $54,495 and $89,165)        79,215       119,087
   Other invested assets                                                      42,859        23,574
                                                                         -----------   -----------
      Total investments                                                    9,401,076     9,012,456
   Cash and cash equivalents                                                 165,075       284,283
   Securities held as collateral                                           1,430,984     1,439,254
   Deferred policy acquisition costs                                         872,581       823,757
   Accrued investment income                                                  83,005        81,129
   Premiums and fees receivable                                              154,548       143,573
   Property and equipment, net                                                80,513        76,921
   Reinsurance recoverables                                                  788,006       744,458
   Goodwill and intangible assets, net                                        32,452        21,052
   Other assets                                                               90,852        62,362
   Separate account assets                                                12,272,433    10,600,016
                                                                         -----------   -----------
         Total assets                                                    $25,371,525   $23,289,261
                                                                         ===========   ===========
LIABILITIES AND STOCKHOLDER'S EQUITY
Liabilities:
   Policy and contract account balances                                  $ 5,073,270   $ 5,006,386
   Future policy and contract benefits                                     2,124,904     2,073,846
   Pending policy and contract claims                                        225,503       205,557
   Other policyholder funds                                                  675,161       636,441
   Policyholder dividends payable                                             42,877        43,438
   Unearned premiums and fees                                                266,139       227,684
   Income tax liability:
      Current                                                                 19,349        16,662
      Deferred                                                               184,513       174,136
   Other liabilities                                                         485,344       422,723
   Notes payable                                                             125,000       125,000
   Securities lending collateral                                           1,430,984     1,439,254
   Separate account liabilities                                           12,272,433    10,600,016
                                                                         -----------   -----------
      Total liabilities                                                   22,925,477    20,971,143
                                                                         -----------   -----------
Stockholder's equity:
   Common stock, $1 par value, 5,000,000 shares authorized,
      issued and outstanding                                                   5,000         5,000
   Additional paid in capital                                                 81,632        81,632
   Accumulated other comprehensive income                                    158,231       140,106
   Retained earnings                                                       2,201,185     2,091,380
                                                                         -----------   -----------
      Total stockholder's equity                                           2,446,048     2,318,118
                                                                         -----------   -----------
         Total liabilities and stockholder's equity                      $25,371,525   $23,289,261
                                                                         ===========   ===========

See accompanying notes to consolidated financial statements.

                MINNESOTA LIFE INSURANCE COMPANY AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                  YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004
                                 (In thousands)

                                                          2006         2005         2004
                                                       ----------   ----------   ----------
Revenues:
   Premiums                                            $1,308,939   $1,183,836   $1,078,586
   Policy and contract fees                               454,153      399,676      382,048
   Net investment income                                  500,400      487,013      459,612
   Net realized investment gains                           53,403       64,955       73,862
   Finance charge income                                   44,792       40,130       37,694
   Commission income                                       55,885       62,110       40,589
   Other income                                            32,648       30,820       21,273
                                                       ----------   ----------   ----------
      Total revenues                                    2,450,220    2,268,540    2,093,664
                                                       ----------   ----------   ----------
Benefits and expenses:
   Policyholder benefits                                1,314,341    1,142,724    1,027,760
   Interest credited to policies and contracts            275,787      274,511      280,618
   General operating expenses                             413,174      409,664      389,924
   Commissions                                            159,545      144,787      143,633
   Administrative and sponsorship fees                     59,279       60,193       63,057
   Dividends to policyholders                              10,154        9,010       15,331
   Interest on notes payable                               10,318       10,290       10,391
   Amortization of deferred policy acquisition costs      184,632      162,510      169,888
   Capitalization of policy acquisition costs            (224,272)    (218,071)    (206,061)
                                                       ----------   ----------   ----------
      Total benefits and expenses                       2,202,958    1,995,618    1,894,541
                                                       ----------   ----------   ----------
         Income from operations before taxes              247,262      272,922      199,123
   Income tax expense (benefit):
      Current                                              72,736       67,572       17,445
      Deferred                                             (1,084)      20,073       42,821
                                                       ----------   ----------   ----------
         Total income tax expense                          71,652       87,645       60,266
                                                       ----------   ----------   ----------
            Net income                                 $  175,610   $  185,277   $  138,857
                                                       ==========   ==========   ==========

See accompanying notes to consolidated financial statements.

                MINNESOTA LIFE INSURANCE COMPANY AND SUBSIDIARIES
           CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
                  YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004
                                 (In thousands)

                                                                             ACCUMULATED
                                                               ADDITIONAL       OTHER                        TOTAL
                                                     COMMON      PAID IN    COMPREHENSIVE    RETAINED    STOCKHOLDER'S
                                                      STOCK      CAPITAL        INCOME       EARNINGS        EQUITY
                                                    --------   ----------   -------------   ----------   -------------
2004:
   Balance, beginning of year                       $  5,000     $ 3,000       $213,667     $1,795,285     $2,016,952
      Comprehensive income:
         Net income                                       --          --             --        138,857        138,857
         Other comprehensive income                       --          --          9,354             --          9,354
                                                                                                           ----------
            Total comprehensive income                                                                        148,211
      Dividends to stockholder                            --          --             --        (15,539)       (15,539)
      Contributions to additional paid in capital         --      58,164             --             --         58,164
                                                    --------     -------       --------     ----------     ----------
   Balance, end of year                             $  5,000     $61,164       $223,021     $1,918,603     $2,207,788
                                                    ========     =======       ========     ==========     ==========
2005:
   Balance, beginning of year                       $  5,000     $61,164       $223,021     $1,918,603     $2,207,788
      Comprehensive income:
         Net income                                       --          --             --        185,277        185,277
         Other comprehensive loss                         --          --        (82,915)            --        (82,915)
                                                                                                           ----------
            Total comprehensive income                                                                        102,362
      Dividends to stockholder                            --          --             --        (12,500)       (12,500)
      Contributions to additional paid in capital         --      20,468             --             --         20,468
                                                    --------     -------       --------     ----------     ----------
   Balance, end of year                             $  5,000     $81,632       $140,106     $2,091,380     $2,318,118
                                                    ========     =======       ========     ==========     ==========
2006:
   Balance, beginning of year                       $  5,000     $81,632       $140,106     $2,091,380     $2,318,118
      Comprehensive income:
         Net income                                       --          --             --        175,610        175,610
         Other comprehensive income                       --          --         18,125             --         18,125
                                                                                                           ----------
            Total comprehensive income                                                                        193,735
      Dividends to stockholder                            --          --             --        (65,805)       (65,805)
                                                    --------     -------       --------     ----------     ----------
   Balance, end of year                             $  5,000     $81,632       $158,231     $2,201,185     $2,446,048
                                                    ========     =======       ========     ==========     ==========

See accompanying notes to consolidated financial statements.

                MINNESOTA LIFE INSURANCE COMPANY AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                  YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004
                                 (In thousands)

                                                                 2006          2005          2004
                                                             -----------   -----------   -----------
CASH FLOWS FROM OPERATING ACTIVITIES
Net income                                                   $   175,610   $   185,277   $   138,857
Adjustments to reconcile net income to net cash
   provided by operating activities:
      Interest credited to annuity and insurance contracts       247,040       245,990       248,103
      Fees deducted from policy and contract balances           (415,193)     (362,149)     (352,028)
      Change in future policy benefits                            59,662        31,532        40,541
      Change in other policyholder liabilities, net               55,994        38,420         9,006
      Amortization of deferred policy acquisition costs          184,632       162,510       169,888
      Capitalization of policy acquisition costs                (224,272)     (218,071)     (206,061)
      Change in premiums and fees receivable                     (10,975)       (5,995)          375
      Deferred tax provision                                      (1,084)       20,073        42,821
      Change in income tax liabilities - current                   2,687        (7,795)       (7,972)
      Net realized investment gains                              (53,403)      (64,955)      (73,862)
      Change in reinsurance recoverables                         (43,548)      (17,308)      (50,027)
      Other, net                                                  42,974        51,442        90,532
                                                             -----------   -----------   -----------
         Net cash provided by operating activities                20,124        58,971        50,173
                                                             -----------   -----------   -----------
CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from sales of:
   Fixed maturity securities                                     988,202     1,215,098     1,538,904
   Equity securities                                             558,248       453,427       537,399
   Mortgage loans                                                     --         5,134         3,239
   Real estate                                                     1,265           960         1,276
   Private equity investments                                     50,154        56,320        63,623
   Other invested assets                                           1,302        10,875        23,619
Proceeds from maturities and repayments of:
   Fixed maturity securities                                     918,091     2,269,649     1,262,636
   Mortgage loans                                                 91,063       126,754        79,356
Purchases and originations of:
   Fixed maturity securities                                  (2,164,474)   (3,541,554)   (3,077,269)
   Equity securities                                            (446,201)     (378,814)     (477,434)
   Mortgage loans                                               (204,361)     (341,115)     (119,806)
   Real estate                                                        --        (1,451)       (1,324)
   Private equity investments                                    (75,117)      (61,273)      (51,265)
   Other invested assets                                            (286)      (10,815)      (21,779)
Finance receivable originations or purchases                    (129,808)     (116,758)     (109,989)
Finance receivable principal payments                            107,796       102,356        89,283
Securities in transit                                             15,637        (4,271)     (109,734)
Other, net                                                       (44,085)      (31,452)      (23,196)
                                                             -----------   -----------   -----------
      Net cash used for investing activities                    (332,574)     (246,930)     (392,461)
                                                             -----------   -----------   -----------
CASH FLOWS FROM FINANCING ACTIVITIES
Deposits credited to annuity and insurance contracts           2,172,597     1,898,405     1,814,146
Withdrawals from annuity and insurance contracts              (1,932,688)   (1,625,017)   (1,546,611)
Contributed capital                                                   --         6,900        55,000
Dividends paid to stockholder                                    (65,000)      (12,500)           --
Other, net                                                        18,333         7,946        (6,268)
                                                             -----------   -----------   -----------
      Net cash provided by financing activities                  193,242       275,734       316,267
                                                             -----------   -----------   -----------
Net (decrease) increase in cash and cash equivalents            (119,208)       87,775       (26,021)
Cash and cash equivalents, beginning of year                     284,283       196,508       222,529
                                                             -----------   -----------   -----------
Cash and cash equivalents, end of year                       $   165,075   $   284,283   $   196,508
                                                             ===========   ===========   ===========

See accompanying notes to consolidated financial statements.

                MINNESOTA LIFE INSURANCE COMPANY AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        DECEMBER 31, 2006, 2005 AND 2004

(1)  NATURE OF OPERATIONS

     ORGANIZATION AND DESCRIPTION OF BUSINESS

     The accompanying consolidated financial statements include the accounts of Minnesota Life Insurance Company (a wholly-owned subsidiary of Securian Financial Group, Inc.) and its wholly-owned subsidiaries, Personal Finance Company LLC, Enterprise Holding Corporation, Northstar Life Insurance Company, Securian Life Insurance Company, and Allied Solutions, LLC. Minnesota Life Insurance Company, both directly and through its subsidiaries (collectively, the Company), provides a diversified array of insurance and financial products and services designed principally to protect and enhance the long-term financial well-being of individuals and families.

     The Company's strategy is to be successful in carefully selected niche markets, primarily in the United States, while focusing on the retention of existing business and the maintenance of profitability. The Company has divided its businesses into four strategic business units, which focus on various markets: Individual Financial Security, Financial Services, Group Insurance, and Retirement. Revenues, including net realized investment gains and losses, for these strategic business units and revenues reported by the Company's subsidiaries and corporate product line, for the years ended December 31 were as follows:

     IN THOUSANDS                                 2006         2005          2004
     ------------                              ----------   ----------   ----------
     Individual Financial Security             $  456,898   $  444,513   $  452,807
     Financial Services                           288,028      294,034      270,687
     Group Insurance                            1,166,882    1,011,920      888,030
     Retirement                                   335,327      339,253      343,311
     Subsidiaries and corporate product line      203,085      178,820      138,829
                                               ----------   ----------   ----------
        Total                                  $2,450,220   $2,268,540   $2,093,664
                                               ==========   ==========   ==========

     The Company serves over eight million people through more than 5,000 home office associates and field representatives located at its St. Paul, Minnesota headquarters and in sales offices nationwide.

     Effective December 30, 2005, ownership of Securian Life Insurance Company was transferred to the Company from Securian Financial Group, Inc, in the form of a capital contribution. See note 19 for additional description of this transaction.

     During 2004, the Company's majority-owned subsidiary, MIMLIC Life Insurance Company, was dissolved.

     On June 1, 2004, the Company purchased Allied Solutions, LLC and Subsidiaries (Allied). See note 15 for additional description of this transaction.

(2)  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     BASIS OF PRESENTATION

     The accompanying consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (GAAP). The consolidated financial statements include the accounts of Minnesota Life Insurance Company and its subsidiaries. Prior to 2005, Allied's results were reported on a one month lag. Beginning in 2005, this lag in reporting has been eliminated. Neither the effect of the month lag in 2004, nor eliminating it in 2005 had a material affect on the consolidated results of operations or financial position of the Company. All material intercompany transactions and balances have been eliminated.

     The preparation of consolidated financial statements in conformity with GAAP requires management to make certain estimates and assumptions that affect reported assets and liabilities, including reporting or disclosure of contingent assets and liabilities as of the balance sheet date and the reported amounts of revenues and expenses during the reporting period. Future events, including changes in mortality, morbidity, interest rates and asset valuations, could cause actual results to differ from the estimates used in the consolidated financial statements, and such changes in estimates are recorded in the consolidated statements of operations in the period in which they are made.

     The most significant estimates include those used in determining the balance and amortization of deferred policy acquisition costs for traditional and nontraditional insurance products, policyholder liabilities, valuation of and impairment losses on investments, valuation allowances for mortgage loans on real estate, income taxes, goodwill, intangible assets, and pension and other postretirement employee benefits. Although some variability is inherent in these estimates, the recorded amounts reflect management's best estimates based on facts and circumstances as of the balance sheet date. Management believes the amounts provided are appropriate.

     INSURANCE REVENUES AND EXPENSES

     Premiums on traditional life products, which include individual whole life and term insurance and immediate annuities, are credited to revenue when due. For accident and health and group life products, premiums are credited to revenue over the contract period as earned. To the extent that this revenue is unearned, it is reported as part of unearned premiums and fees on the consolidated balance sheets. Benefits and expenses are recognized in relation to premiums over the contract period via a provision for future policy benefits and the amortization of deferred policy acquisition costs.

     Nontraditional life products include individual adjustable and variable life insurance and group universal and variable life insurance. Revenue from nontraditional life products and deferred annuities is comprised of policy and contract fees charged for the cost of insurance, policy administration and surrenders and is assessed on a daily or monthly basis and recognized as revenue when assessed and earned. Expenses include both the portion of claims not covered by and the interest credited to the related policy and contract account balances. Deferred policy acquisition costs are amortized relative to estimated gross profits or margins.

     Any premiums on both traditional and nontraditional products due as of the date of the consolidated financial statements that are not yet paid are included in premiums and fees receivable on the consolidated balance sheets.

     Certain nontraditional life products, specifically individual adjustable and variable life insurance policies, require payment of fees in advance for services that will be rendered over the estimated lives of the policies. These payments are established as unearned revenue reserves upon receipt and are included in unearned premiums and fees on the consolidated balance sheets. These unearned revenue reserves are amortized to operations over the estimated lives of these policies and contracts in relation to the emergence of estimated gross profit margins.

     COMMISSION REVENUE

     Commission income on insurance products is recognized as earned, net of the amount required to be remitted to the various underwriters responsible for providing the policy. Refunds of commissions for cancelled policies are issued based on the unearned portion of the premium payments.

     VALUATION OF INVESTMENTS AND NET INVESTMENT INCOME

     Fixed maturity securities, which may be sold prior to maturity and include fixed maturities on loan, are classified as available-for-sale and are carried at fair value. Premiums and discounts are amortized or accreted over the estimated lives of the securities based on the interest yield method. The Company recognizes the excess of all cash flows over the initial investment attributable to its beneficial interest in asset-backed securities, including all interest-only strips and asset-backed securities not of high credit quality, estimated at the acquisition/transaction date as interest income over the life of the Company's beneficial interest using the effective yield method.

     The Company uses book value as cost for applying the retrospective adjustment method to loan-backed fixed maturity securities purchased. Prepayment assumptions for single class and multi-class mortgage-backed securities were obtained from broker/dealer survey values or internal estimates.

     Marketable equity securities are classified as available-for-sale and are carried at fair value. Mutual funds and exchange traded fund (ETF) investments in select asset classes that are sub-advised are carried at the fair value of the underlying net assets of the funds.

     Available-for-sale securities are stated at fair value, with the unrealized gains and losses, net of adjustments to deferred policy acquisition costs, reserves and deferred income tax, reported as a separate component of accumulated other comprehensive income in stockholder's equity. The adjustment to deferred policy acquisition costs represents the change in amortization of deferred policy acquisition costs that would have been required as a charge or credit to operations had such unrealized amounts been realized. The adjustment to reserves represents the increase in policy reserves from using a discount rate that would have been required if such unrealized gains had been realized and the proceeds reinvested at then current market interest rates, which were lower than the current effective portfolio rate.

     Mortgage loans are carried at amortized cost less any valuation allowances. Premiums and discounts are amortized or accreted over the terms of the mortgage loans based on the effective interest yield method. Impairments are determined by specific identification. A mortgage loan is considered impaired if it is probable that amounts due for principal and interest will not be collected in accordance with the contractual terms. Impaired mortgage loans are valued at the present value of expected future cash flows discounted at the loan's effective interest rate, or the fair value of the underlying collateral, if the loan is collateral dependent.

     Private equity investments in limited partnerships are carried on the consolidated balance sheets at the amount invested, adjusted to recognize the Company's ownership share of the earnings or losses of the investee after the date of the acquisition, adjusted for any distributions received (equity method accounting). In-kind distributions are recorded as a return of capital for the cost basis of the stock received. Any adjustments recorded directly to stockholders' equity of the investee are recorded, based on the Company's ownership share, as an adjustment to the amount invested and as unrealized gains or losses. The valuation of private equity investments is recorded based on the partnership financial statements from the previous quarter. The Company believes this valuation represents the best available estimate, however, to the extent that market conditions fluctuate significantly, any change in the following quarter partnership financial statements could be material to the Company's unrealized gains or losses included in stockholder's equity.

     Fair values of fixed maturity securities are based on quoted market prices where available. Fair values of marketable equity securities are based on quoted market prices. Fair values of private equity investments are obtained from the financial statement valuations of the underlying fund or independent broker bids. For fixed maturity securities not based on quoted market prices, generally private placement securities, securities that do not trade regularly, and embedded derivatives, an internally developed pricing model using a commercial software application is most often used. The internally developed pricing model is developed by obtaining spreads versus the U.S. Treasury yield for corporate securities with varying weighted average lives and bond ratings. The weighted average life and bond rating of a particular fixed maturity security to be priced are important inputs into the model and are used to determine a corresponding spread that is added to the U.S. Treasury yield to create an estimated market yield for that security. The estimated market yield, liquidity premium, any adjustments for known credit risk, and other relevant factors are then used to estimate the fair value of the particular fixed maturity security. For securities for which quoted market prices are not available and the internally developed pricing model is not suitable for estimating fair values, qualified company representatives determine the fair value using discounted cash flows and pricing information obtained from the administrator from whom cash flows are distributed for these certain structured securities. As of December 31, 2006, 82.5% of the fair values of fixed maturity securities were obtained from quoted market prices, 17.1% from the internal methods described above and 0.4% from other sources, primarily broker bids.

     Real estate is carried at cost less accumulated depreciation and an allowance for estimated losses.

     The Company's derivative instrument holdings are carried at fair value. All derivatives are recorded as non-hedge transactions. Derivative instrument fair values are based on quoted market prices or dealer quotes. If a quoted market price is not available, fair value is estimated using current market assumptions and modeling techniques, which are then compared with quotes from counterparties.

     The Company recognizes interest income as earned and recognizes dividend income on equity securities upon the declaration of the dividend.

     For mortgage-backed securities of high credit quality, excluding interest-only securities, the Company recognizes income using a constant effective yield method based on prepayment assumptions obtained from an outside service provider or upon analyst review of the underlying collateral and the estimated economic life of the securities. When estimated prepayments differ from the anticipated prepayments, the effective yield is recalculated to reflect actual prepayments to date and anticipated future payments. Any resulting adjustment is included in net investment income. All other investment income is recorded using the interest method without anticipating the impact of prepayments.

     For interest-only securities and mortgage-backed securities not of high credit quality, the Company recognizes the excess of all cash flows, including estimated prepayments, attributable to the security estimated at the acquisition date over the initial investment using the effective yield method with adjustments made as a result of subsequent cash flow information recorded prospectively. If the fair value of the security has declined below its carrying amount, the Company will write the security down to fair value if the decline is deemed other-than-temporary.

     Policy loans are carried at the unpaid principal balance.

     Cash and cash equivalents are carried at cost, which approximates fair value. The Company considers all money market funds and commercial paper with original maturity dates of less than three months to be cash equivalents. The Company places its cash and cash equivalents with high quality financial institutions and, at times, these balances may be in excess of the Federal Deposit Insurance Corporation (FDIC) insurance limit.

     A portion of the funds collected by the Company from its financial institution customers is restricted in its use because the Company is acting as an agent on behalf of certain insurance underwriters. As an agent, the Company has a fiduciary responsibility to remit the appropriate percentage of monies collected to the corresponding insurance underwriters. This sum of money is defined as unremitted premiums payable and is recorded in other liabilities on the consolidated balance sheets as discussed in detail in note 12. The use of the restricted funds is limited to the satisfaction of the unremitted premiums payable owed to the underwriter.

     The amount of restricted cash reported in cash and cash equivalents on the consolidated balance sheets is $12,888,000 and $15,109,000 at December 31, 2006 and 2005, respectively.

     Finance receivables that management has the intent and ability to hold for the foreseeable future or until maturity or payoffs are reported at their outstanding unpaid principal balances reduced by any charge-offs. The interest rates on the receivables outstanding at December 31, 2006 and 2005 are consistent with the rates at which loans would currently be made to borrowers of similar credit quality and for the same maturities and security; as such, the carrying value of the receivables outstanding at December 31, 2006 and 2005 approximate the fair value at that date.

     DERIVATIVE FINANCIAL INSTRUMENTS

     The Company currently enters into derivative transactions that do not qualify for hedge accounting or in certain cases, elects not to utilize hedge accounting. The Company does not enter into speculative positions. Although these transactions do not qualify for hedge accounting or the Company chooses not to elect hedge accounting, they provide the Company with an economic hedge, which is used as part of its strategy for certain identifiable and anticipated transactions. In general, these derivative instruments are used in the Company's efforts to manage risks relating to the variability of future earnings and cash flows caused by movements in foreign currency exchange rates and changes in the capital market and interest rates. For economic hedges, the Company documents all its risk-management objectives and strategy for entering into various hedge transactions. Derivative instruments are carried at fair value, with changes in fair value of derivative instruments and hedged items recorded in net realized investment gains and losses on the consolidated statements of operations. Interest income generated by derivative instruments is reported in net investment income on the consolidated statements of operations. Derivative instruments had an immaterial impact on the Company's 2006, 2005 and 2004 consolidated statements of operations.

     The Company offers a variable payout annuity product with periodic payments that are guaranteed to never fall below an amount that is established at contract inception. This amount is referred to as the guaranteed minimum payment. All deposits, net of expenses, are allocated to a single investment option based upon the S&P 500 index and the periodic payment is adjusted at the beginning of each period based upon investment performance. In the event that the new payment amount falls below the guaranteed minimum payment, the Company will make up the difference. In 2006, the Company began offering an indexed life product which has an investment option based upon the performance of the S&P 500. For this investment option, the S&P 500 is used as the basis for crediting interest, with a cap and floor. These guarantees expose the Company to equity market risk, which represents an embedded derivative in the case of the annuity product and market exposure in the life product. The Company is using an economic hedge in its efforts to minimize the financial risk associated with the product's guaranteed payment. The Company holds both interest rate swaps and futures contracts which are used to economically hedge the change in fair value of periodic guaranteed minimum payments owed to policyholders.

     The Company entered into certain interest rate futures contracts to manage duration within certain total return managed portfolios within the general account. These contracts could qualify for hedge accounting, but due to the immateriality of the derivatives, the Company chose not to elect hedge accounting.

     The Company also enters into certain foreign currency derivative instruments that do not meet hedge accounting criteria. The primary purpose of the Company's foreign currency economic hedging activities is to manage the foreign exchange risk inherent in the elapsed time between trade processing and trade settlement in its international equity portfolios. The Company uses short-duration spot contracts in its efforts to mitigate this risk.

     The Company holds "To-Be-Announced" (TBA) Government National Mortgage Association forward contracts that require the Company to take delivery of a mortgage-backed security at a settlement date in the future. Most of the TBAs are settled at the first available period allowed under the contract. However, the deliveries of some of the Company's TBA securities happen at a later date, thus extending the forward contract date. These securities are reported at fair value as derivative instruments with the changes in fair value reported in net realized investment gains and losses on the consolidated statements of operations. As of December 31, 2006 and 2005, the Company reported $24,646,000 and $7,419,000, respectively, as derivative instruments, which is included in other invested assets on the consolidated balance sheets. In 2006, 2005, and 2004, the change in fair value of these securities included in realized capital gains was $90,000, $45,000 and $1,013,000, respectively. For cash flow presentation, the proceeds and purchases from certain mortgage dollar roll securities are included in fixed maturity securities and equity securities.

     REALIZED AND UNREALIZED GAINS AND LOSSES

     Realized and unrealized gains and losses are determined on the specific identification method. The Company regularly reviews each investment in its various asset classes to evaluate the necessity of recording impairment losses for other-than-temporary declines in the fair value of the investments. When the Company determines that an invested asset is other-than-temporarily impaired, the invested asset is written down to fair value and the amount of the impairment is included in realized gains and losses on the statements of operations. The fair value then becomes the new cost basis of the investment and any subsequent recoveries in fair value are recognized at disposition.

     Under the Company's accounting policy for debt and equity securities that can be contractually prepaid or otherwise settled in a way that may limit the Company's ability to fully recover cost, an impairment is deemed to be other-than-temporary unless the Company has both the ability and intent to hold the investment for a reasonable period of time. For debt securities, the Company estimates cash flows over the life of purchased beneficial interests in securitized financial assets. If the Company estimates that the fair value of its beneficial interests is not greater than or equal to its carrying value based on current information and events, and if there has been an adverse change in estimated cash flows since the last revised estimate, considering both timing and amount, then the Company recognizes an other-than-temporary impairment and writes down the purchased beneficial interest to fair value.

     For other debt and equity securities, an other-than-temporary impairment is taken when the Company does not have the ability and intent to hold the security until the forecasted recovery or if it is no longer probable that the Company will recover all amounts due under the contractual terms of the debt security or the remaining cost basis of the equity security. Many criteria are considered during this process including but not limited to, the length of time and the extent to which the current fair value has been below the amortized cost of the security, specific credit issues such as collateral, financial prospects related to the issuer, the Company's intent to hold or dispose of the security, and current economic conditions.

     Available-for-sale equity securities which have been in an unrealized loss position of greater than 20% for longer than six months are reviewed specifically using available third party information based on the investee's current financial condition, liquidity, near-term recovery prospects, and other factors, and the manager's intent and ability to hold the security. Mutual funds and ETF investments are reviewed by analyzing the characteristics of the underlying investments and the long-term outlook for the asset class along with the intent to hold the investment. All other available-for-sale equity securities with significant unrealized losses are also reviewed on the same basis for impairment. Private equity securities which have been in an unrealized loss position of greater than 20% for longer than two years are analyzed on a fund by fund basis using current and forecasted expectations for future fund performance, the age of the fund, general partner commentary and underlying investments within the fund. All other material unrealized losses are reviewed for any unusual event that may trigger an other-than-temporary impairment. Determination of the status of each analyzed investment as other-than-temporary or not is made based on these evaluations with documentation of the rationale for the decision.

     The Company may, from time to time, sell invested assets subsequent to the balance sheet date that were considered temporarily impaired at the balance sheet date for several reasons. The rationale for the change in the Company's ability and intent generally focuses on changes in the economic facts and circumstances related to the invested asset subsequent to the balance sheet date, significant unforeseen changes in the Company's liquidity needs, or changes in tax laws or the regulatory environment.

     Total other-than-temporary impairments for fixed maturity securities were $31,356,000 for the year ended December 31, 2006, of which $30,328,000 was interest rate related and $1,028,000 was credit related. For the years ended December 31, 2005 and 2004, other-than-temporary impairments for fixed maturity securities were $6,683,000 and $6,684,000, respectively, all of which were credit related.

     Total other-than-temporary impairments for equity securities for the years ended December 31, 2006, 2005 and 2004 were $0, $1,212,000 and $1,728,000 respectively.

     Total other-than-temporary impairments for private equity investments for the years ended December 31, 2006, 2005 and 2004 were $10,868,000, $9,088,000 and $13,863,000, respectively.

     The Company provides valuation allowances for impairments of mortgage loans on a specific identification basis. Mortgage loans are considered to be impaired when, based on current information and events, it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the loan agreement. When the Company determines that a loan is impaired, a provision for loss is established equal to the difference between the carrying value and the present value of expected future cash flows discounted at the loan's effective interest rate, or the fair value of the collateral, if the loan is collateral dependent. Changes in the valuation allowance are recorded in net realized gains and losses on the consolidated statements of operations. No valuation allowances for mortgage loans were necessary as of December 31, 2006 and 2005.

     Impairment losses are recorded on investments in real estate and other long-lived assets used in operations when indicators of impairment are present, using undiscounted cash flows if available or independent market appraisals.

     SECURITIES LENDING

     The Company engages in securities lending whereby certain investments are loaned to other financial institutions for short periods of time. When these loan transactions occur, the lending broker provides cash collateral equivalent to 102% to 105% of the fair value of the loaned securities. This collateral is deposited with a lending agent who invests the collateral on behalf of the Company.

     The Company accounts for its securities lending transactions as secured borrowings, in which the collateral received and the related obligation to return the collateral are recorded on the consolidated balance sheets as securities held as collateral and securities lending collateral, respectively.

     The income from these investments is recorded in net investment income and was $1,253,000, $1,232,000, and $1,762,000 for the years ended December 31,
     2006, 2005, and 2004, respectively. Securities, consisting of equity securities and fixed maturity securities, were loaned to other financial institutions. Amounts loaned as of December 31, 2006 and 2005 were $1,385,382,000 and $1,398,028,000, respectively. As of December 31, 2006 and 2005, the collateral associated with securities lending was $1,430,984,000 and $1,439,254,000, respectively.

     SEPARATE ACCOUNTS

     Separate account assets and liabilities represent segregated funds administered by an unaffiliated asset management firm. These assets and liabilities are invested by both an unaffiliated asset management firm and an affiliate of the Company for the exclusive benefit of the Company's pension, variable annuity and variable life insurance policyholders and contractholders. Assets consist principally of marketable securities and both assets and liabilities are reported at fair value, based upon the fair value of the investments held in the segregated funds. The investment income and gains and losses of these accounts accrue directly to the policyholders and contractholders. The activity of the separate accounts is not reflected on the consolidated statements of operations except for the fees the Company received, which are assessed on a daily or monthly basis and recognized as revenue when assessed and earned, and the activity related to guaranteed minimum death and withdrawal benefits.

     The Company periodically invests money in its separate accounts. At December 31, 2006 and 2005, the fair value of these investments included with equity securities as required by Statement of Position 03-1, ACCOUNTING AND REPORTING BY INSURANCE ENTERPRISES FOR CERTAIN NONTRADITIONAL LONG-DURATION CONTRACTS AND FOR SEPARATE ACCOUNTS (SOP 03-1), was $27,085,000 and $40,431,000, respectively.

     RISKS

     The following is a description of the most significant risks facing the
     Company:

     CREDIT RISK:

     Credit risk is the risk that issuers of securities, mortgagees on mortgage loans or other parties, including reinsurers and derivatives counterparties, default on their contractual obligations. The Company attempts to minimize the adverse impact of this risk by monitoring portfolio diversification by asset class, creditor and industry and by complying with investment limitations governed by state insurance laws and regulations as applicable. The Company actively monitors and manages exposures, determines whether securities are impaired or loans are deemed uncollectible, and takes charges in the period such assessments are made. Following below is discussion regarding particular asset class concentration of credit risk:

     CONCENTRATION OF CREDIT RISK:

          CASH AND CASH EQUIVALENTS:

          Certain financial instruments, consisting primarily of cash and cash equivalents, potentially subject the Company to concentration of credit risk. The Company places its cash and cash equivalents with high quality financial institutions and limits the amount of credit exposure with any one institution.

          FINANCIAL INSTRUMENTS:

          Concentration of credit risk with respect to mortgages, fixed maturity securities, and other invested assets are limited because of the diverse geographic base and industries of the underlying issuers. This diversity is an integral component of the portfolio management process.

          Equity security diversification is obtained through the use of style diversification and through limiting exposure to a single issuer. Private equity investment diversification is achieved by dividing the portfolio between direct venture company funds, mezzanine debt funds and hedge and other types of private equity instruments. In addition, this portfolio is managed by diversifying industry sectors to limit exposure to any one type of fund.

          DERIVATIVES:

          The Company executes derivative transactions with ongoing counterparty exposure exclusively with highly rated counterparties. Should the rating of a derivative counterparty drop, the Company may require the counterparty to post collateral. The aggregate counterparty exposure for a single non-qualified counterparty is limited to 1% of admitted assets. The aggregate counterparty exposure to all non-qualified counterparties is limited to 3% of admitted assets. Admitted assets in this context are defined as the Company's admitted assets as defined by Statutory Accounting guidance authored by the National Association of Insurance Commissioners (NAIC).

          To date the Company has not required receipt of collateral from its interest rate swap counterparties. The Company does not anticipate nonperformance by any of its derivative instrument counterparties. The Company is required to pledge collateral in order to trade in futures contracts. This requirement is satisfied by deposit of a U.S. Treasury security. The Company maintains ownership of pledged securities at all times and is entitled to receive from the borrower any payments for interest on such securities during the period it is pledged as collateral.

          The Company attempts to minimize the adverse impact of any exposure to potential loss in the event of credit default by the Company's futures contracts by the fact that the futures contracts are exchange traded instruments and if the broker could not perform its intermediary obligations concerning the Company's futures contracts, these contracts could be transferred to a new broker with little or no financial impact to the Company.

          SECURITIES LENDING:

          The Company participates in a securities lending program where it receives collateral assets in exchange for loaned securities. As collateral assets, the Company receives shares in an Enhanced Yield Trust, a Collateral Investment Term Trust, certain Lehman Brothers investments and various other assets. The Company has a concentrated credit risk in that its collateral investment in the Enhanced Yield Trust was $1,075,173,000 and $801,191,000 as of December 31, 2006 and
          2005, respectively. Additionally, concentrated credit risk exists in its Collateral Investment Term Trust, which totaled $336,953,000 and $0 as of December 31, 2006 and 2005, respectively.

          Although the Company's securities lending program involves certain credit risk and specific concentrated credit risk, the Company believes the high quality of the collateral received and the Company's monitoring policies and procedures assists in minimizing the likelihood of material losses under these arrangements.

     INTEREST RATE RISK:

     Interest rate risk is the risk that interest rates will change and cause a decrease in the value of an insurer's investments relative to the value of its liabilities. The Company attempts to minimize the adverse impact of this risk by maintaining a diversified portfolio of investments and monitoring cash flow patterns in order to approximately match the expected maturity of its liabilities, by employing disciplined new product development procedures and by offering a wide range of products and by operating throughout the United States.

     FOREIGN CURRENCY RISK:

     Foreign currency risk is the risk that the price of foreign currency dominated contracts may change significantly prior to the completion of investment transactions. The Company utilizes short-duration spot forward contracts in its efforts to minimize the adverse impact of foreign currency exchange rate risk inherent in the elapsed time between trade processing and trade settlement in its international equity portfolios.

     LEGAL/REGULATORY RISK:

     Legal or regulatory risk is the risk that changes in the legal or regulatory environment in which an insurer operates will result in increased competition, reduced demand for a company's products, or additional unanticipated expenses in the pricing of a company's products. The Company attempts to minimize the adverse impact of this risk by offering a wide range of products and by operating throughout the United States. The Company specifically monitors its risk toward any one particular product or particular jurisdictions. The Company employs compliance practices that identify and assist in minimizing the adverse impact of this risk.

     RATINGS RISK:

     Ratings risk is the risk that rating agencies change their outlook or rating of the Company or a subsidiary of the Company, where such change or changes in the Company's underlying business or a combination of both could negatively impact the Company. The Company employs a strategic planning process, disciplined new product procedures, monitors its risk based capital and other capital ratios for adequacy and maintains regular communications with the rating agencies in its efforts to minimize the adverse impact of this risk.

     EQUITY MARKET RISK:

     Equity market risk is the risk that significant adverse fluctuations in the equity market can affect the Company's financial results. Risks may include, but are not limited to, changes in the amount of fee revenue a company may be able to realize from its separate account assets, impacting estimations of future profit streams from variable products or increasing potential claims under certain contracts with guaranteed minimum benefit features and, as discussed in credit risk above, investing in equity securities as a part of the insurance company investment portfolio.

     As of December 31, 2006, approximately 97% of separate account assets were invested in equity investments across the Company's variable product offerings. The Company attempts to minimize the adverse impact of this risk with its product offerings in traditional products, which do not expose fee revenue to equity market risk and by collecting fee revenue on a transactional or annual basis rather than an asset-based basis.

     The Company held a limited number of derivative instruments in its efforts to minimize the adverse impact of equity market risks embedded within certain annuity products.

     As discussed above, the Company monitors its overall exposure to the equity market and maintains a diversified investment portfolio limiting its exposure to any single issuer.

     REINSURANCE RISK:

     Reinsurance risk is the risk that reinsurance companies, where a company has ceded a portion of its underwriting risk, may default on their obligation. The Company has entered into certain reinsurance contracts to cede a portion of its life and health business. The Company established a trust agreement when assets connected to the sale of its Individual Disability line of business were sold. The assets in the trust are actively monitored for potential credit risk and are replaced as necessary. The Company also monitors the ratings of reinsurance companies it chooses to cede risk to and follows up on any outstanding balances with reinsurance companies.

     FINANCE CHARGE INCOME AND RECEIVABLES

     Finance charge income, arising from the Company's consumer finance operations, includes finance charges, interest, and fees on finance receivables which are recoded as earned. Accrued and uncollected finance charges, interest, and fees are included in finance receivables on the consolidated balance sheets. The Company uses the interest (actuarial) method of accounting for unearned finance charges and interest on finance receivables. Finance receivables are reported net of unearned finance charges. Accrual of finance charges and interest on smaller balance, homogeneous finance receivables is suspended when a loan is contractually delinquent for more than 60 days and is subsequently recognized when received. Accrual is resumed when the loan is contractually less than 60 days past due. Late charges are accrued only if two or fewer late charges are due and unpaid. Accrual of finance charges and interest is suspended on other receivables at the earlier of when they are contractually past due for more than 60 days or they are considered by management to be impaired.

     A loan is treated as impaired when, based upon current information and events, it is probable that the Company will be unable to collect all amounts due according to all of the contractual terms of the loan agreement. Impaired loans are generally larger real estate secured loans that are both 60 days past due with collateral that is deemed inadequate. Loan impairment is measured based on the present value of expected future cash flows discounted at the loan's effective interest rate, or as a practical expedient, at the observable market price of the loan or the fair value of the collateral if the loan is collateral dependent. Large groups of homogenous installment receivables are collectively evaluated for impairment. When a loan is identified as impaired, interest accrued in the current year is reversed. Interest payments received on impaired loans are generally applied to principal unless the remaining principal balance has been determined to be fully collectible.

     An allowance for losses is maintained by direct charges to operations at an amount which in management's judgment, based on a specific review of larger individual loans, the overall risk characteristics of the portfolio, changes in the character or size of the portfolio, the level of non-performing assets, historical losses and economic conditions, is adequate to absorb probable losses on existing receivables. It is the Company's general policy to charge-off accounts (net of unearned finance charges) when they are deemed uncollectible and in any event on which no collections were received during the preceding six months, except for certain accounts which have been individually reviewed by management and are deemed to warrant further collection effort.

     The adequacy of the allowance for losses is highly dependent upon management's estimates of variables affecting valuation, appraisals of collateral, evaluations of performance and status, and the amounts and timing of future cash flows expected to be received on impaired loans. Such estimates, appraisals, evaluations and cash flows may be subject to frequent adjustments due to changing economic prospects of borrowers or properties. These estimates are reviewed periodically and adjustments, if necessary, are recorded in the provision for credit losses in the periods in which they become known.

     DEFERRED POLICY ACQUISITION COSTS

     The costs of acquiring new and renewal business, after the effects of reinsurance, which vary with and are primarily related to the production of new and renewal business, are generally deferred to the extent recoverable from future premiums or expected gross profits. Deferrable costs include commissions, underwriting expenses and certain other selling and issue costs. Deferred policy acquisition costs (DAC) are subject to loss recognition and recoverability testing at least annually.

     For traditional life, accident and health and group life products, DAC are amortized with interest over the premium paying period in proportion to the ratio of annual premium revenues to ultimate anticipated premium revenues. The ultimate premium revenues are estimated based upon the same assumptions used to calculate the future policy benefits.

     For nontraditional life products and deferred annuities, DAC are amortized with interest over the expected lives of the contracts in relation to the present value of estimated gross profits from investment, mortality and expense, and lapse margins. The Company reviews actuarial assumptions used to project estimated gross profits, such as mortality, persistency, expenses, investment returns and separate account performance, periodically throughout the year. These assumptions reflect the Company's best estimate of future experience. For future separate account performance, the Company utilizes a mean reversion process. The Company's future long-term yield assumption is 8% at December 31, 2006. Factors regarding economic outlook, as reviewed by a third party and internal investment experts, and management's current view of the capital markets were considered in developing management's best estimate of the long-term assumption. The Company's policy regarding the reversion to the mean process assumes a five-year reversion period during which a modified yield assumption is projected for the next five years after the valuation date. This modified yield assumption is calculated such that, when combined with the actual yields from January 1, 2001 through the valuation date, the total yield from January 1, 2001 through the end of the five-year reversion period is equal to that produced using the historical long-term assumptions. The effects of this modified yield assumption are reflected annually in the consolidated statements of operations. This modified yield assumption is not permitted to be negative or in excess of 15%, per annum, during the five-year reversion period.

     Changes in actuarial assumptions can have a significant impact on the amount of DAC reported for nontraditional life and deferred annuities, and the related amortization patterns. In the event actual experience differs from assumptions or assumptions are revised to reflect management's best estimate, the Company records an increase or decrease in DAC amortization expense, which could be significant.

     Any resulting impact to financial results from a change in actuarial assumption is included in amortization of deferred policy acquisition costs on the consolidated statements of operations. DAC are adjusted to reflect the impact of unrealized gains and losses on fixed maturity securities available-for-sale as disclosed in note 18. The adjustment represents the changes in amortization that would have been recorded had such unrealized amounts been realized.

     SALES INDUCEMENTS

     The Company defers sales inducements and amortizes them over the life of the policy using the same methodology and assumptions used to amortize DAC. Deferred sales inducements are included in other assets on the consolidated balance sheets. The Company's sales inducement credits the policyholder with a higher interest rate than the normal general account interest rate for the first year of the deposit. Changes in deferred sales inducements for the period ended December 31 were as follows:

     IN THOUSANDS                    2006     2005
     ------------                   ------   ------
     Balance at beginning of year   $1,162   $  250
     Capitalization                    487      938
     Amortization and interest           2      (26)
                                    ------   ------
     Balance at end of year         $1,651   $1,162
                                    ======   ======

     GOODWILL AND OTHER INTANGIBLE ASSETS

     In connection with acquisitions of operating entities, the Company recognizes the excess of the purchase price over the fair value of net assets acquired as goodwill. Goodwill is not amortized, and is tested for impairment, at the reporting unit level, at least annually and between annual evaluations if events occur or circumstances change that would more likely than not reduce the fair value of the reporting unit below its carrying amount. Such circumstances could include, but are not limited to:
     (1) a significant adverse change in legal factors or in business climate,
     (2) unanticipated competition, or (3) an adverse action or assessment by a regulator. When evaluating whether goodwill is impaired, the Company compares the fair value of the reporting unit to which the goodwill is assigned to the reporting unit's carrying amount, including goodwill. The fair value of the reporting unit is estimated using a combination of the income, or discounted cash flows, approach and the market approach, which utilizes comparable companies' data, when available. If the carrying amount of a reporting unit exceeds its fair value, then the amount of the impairment loss must be measured. The impairment loss would be calculated by comparing the implied fair value of reporting unit goodwill to its carrying amount. In calculating the implied fair value of reporting unit goodwill, the fair value of the reporting unit is allocated to all of the other assets and liabilities of that unit based on their fair values. The excess of the fair value of a reporting unit over the amount assigned to its other assets and liabilities is the implied fair value of goodwill. An impairment loss would be recognized when the carrying amount of goodwill exceeds its implied fair value.

     The Company also evaluates the recoverability of other intangible assets with finite useful lives whenever events or changes in circumstances indicate that an intangible asset's carrying amount may not be recoverable. Such circumstances could include, but are not limited to: (1) a significant decrease in the market value of an asset, (2) a significant adverse change in the extent or manner in which an asset is used, or (3) an accumulation of costs significantly in excess of the amount originally expected for the acquisition of an asset. The Company measures the carrying amount of the asset against the estimated undiscounted future cash flows associated with it. Should the sum of the expected future net cash flows be less than the carrying value of the asset being evaluated, an impairment loss would be recognized. The impairment loss would be determined as the amount by which the carrying value of the asset exceeds its fair value. The fair value is measured based on quoted market prices, if available. If quoted market prices are not available, the estimate of fair value is based on various valuation techniques, including the discounted value of estimated future cash flows. The evaluation of asset impairment requires the Company to make assumptions about future cash flows over the life of the asset being evaluated. These assumptions require significant judgment and actual results may differ from assumed and estimated amounts. Intangible assets with a finite useful life are amortized over their useful lives on a straight-line basis.

     SOFTWARE CAPITALIZATION

     Computer software costs incurred for internal use are capitalized and amortized over a three or five-year period. Computer software costs include application software, purchased software packages and significant upgrades to software and are included in property and equipment, net on the consolidated balance sheets. The Company had unamortized costs of $31,712,000 and $28,082,000 as of December 31, 2006 and 2005, respectively, and amortized software expense of $11,510,000, $10,192,000 and $8,373,000 for the years ended December 31, 2006, 2005 and 2004, respectively.

     PROPERTY AND EQUIPMENT

     Property and equipment are carried at cost, net of accumulated depreciation of $100,932,000 and $190,728,000 at December 31, 2006 and 2005,
     respectively. Buildings are depreciated over 40 years and equipment is generally depreciated over 5 to 10 years. Depreciation expense for the years ended December 31, 2006, 2005, and 2004, was $11,514,000,
     $12,047,000, and $12,410,000, respectively.

     REINSURANCE

     Insurance liabilities are reported before the effects of ceded reinsurance. Reinsurance recoverables represent amounts due from reinsurers for paid and unpaid benefits, expense reimbursements, prepaid premiums and future policy benefits. Amounts recoverable from reinsurers are estimated in a manner consistent with the claim liability associated with the reinsured business. Reinsurance premiums ceded and recoveries on benefits and claims incurred are deducted from the respective income and expense accounts.

     POLICYHOLDER LIABILITIES

     Policy and contract account balances represent the net accumulation of funds associated with nontraditional life products and deferred annuities. Additions to the account balances include premiums, deposits and interest credited by the Company. Decreases to the account balances include surrenders, withdrawals, benefit payments and charges assessed for the cost of insurance, policy administration and surrenders.

     Future policy and contract benefits are comprised of reserves for traditional life, group life and accident and health products. The reserves were calculated using the net level premium method based upon assumptions regarding investment yield, mortality, morbidity and withdrawal rates determined at the date of issue, commensurate with the Company's experience. Provision has been made in certain cases for adverse deviations from these assumptions. Certain traditional life products are accounted for under AICPA Statement of Position 95-1, ACCOUNTING FOR CERTAIN INSURANCE ACTIVITIES OF MUTUAL LIFE INSURANCE ENTITIES. When estimating the expected gross margins for traditional life products as of December 31, 2006, the Company has assumed an average rate of investment yields ranging from 5.56% to 5.62%.

     Future policy and contract benefits are adjusted to reflect the impact of unrealized gains and losses on securities as disclosed in note 18. The adjustment to future policy benefits and claims represents the increase in policy reserves from using a required discount rate if invested at then current market interest rates instead of the then current effective portfolio rate implicit in the policy reserves.

     Pending policy and contract claims primarily represent amounts estimated for claims incurred but not reported and claims that have been reported but not settled. Such liabilities are estimated based upon the Company's historical experience and other actuarial assumptions that consider current developments and anticipated trends.

     Other policyholder funds are comprised of dividend accumulations, premium deposit funds and supplementary contracts without life contingencies.

     PARTICIPATING BUSINESS

     Dividends on participating policies and other discretionary payments are declared by the Board of Directors based upon actuarial determinations, which take into consideration current mortality, interest earnings, expense factors and federal income taxes. Dividends are recognized as expenses consistent with the recognition of premiums. At December 31, 2006 and 2005, the total participating business in force was $1,594,804,000 and $1,357,490,000, respectively. As a percentage of total life insurance in force, participating business in force represents 0.3% at December 31, 2006 and 2005.

     INCOME TAXES

     The Company files a life/non-life consolidated federal income tax return with Minnesota Mutual Companies, Inc., the Company's ultimate parent. The Company utilizes a consolidated approach to the allocation of current taxes, whereby, the tax benefits resulting from any losses by the Company, which would be realized by Minnesota Mutual Companies, Inc on a consolidated return, go to the benefit of the Company. Intercompany tax balances are settled annually when the tax return is filed with the Internal Revenue Service (IRS).

     The Company provides for federal income taxes based on amounts the Company believes it ultimately will owe. Inherent in the provision for federal income taxes are estimates regarding the deductibility of certain items and the realization of certain tax credits. In the event the ultimate deductibility of certain items or the realization of certain tax credits differs from estimates, the Company may be required to significantly change the provision for federal income taxes recorded on the consolidated financial statements. Any such change could significantly affect the amounts reported on the consolidated statements of operations. Management has used best estimates to establish reserves based on current facts and circumstances regarding tax exposure items where the ultimate deductibility is open to interpretation. Management evaluates the appropriateness of such reserves based on any new developments specific to their fact patterns. Information considered includes results of completed tax examinations, Technical Advice Memorandums and other rulings issued by the IRS or the tax courts.

     The Company utilizes the asset and liability method of accounting for income tax. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under this method, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances are established when it is determined that it is more likely than not that the deferred tax asset will not be fully realized. Current income taxes are charged to operations based upon amounts estimated to be payable as a result of taxable operations for the current year.

     NEW PRONOUNCEMENTS

     In September 2006, the Financial Accounting Standards Board (FASB) released Statement of Financial Accounting Standards No. 158 (FAS 158), EMPLOYERS' ACCOUNTING FOR DEFINED BENEFIT PENSION AND OTHER POSTRETIREMENT PLANS, AN AMENDMENT OF FASB STATEMENTS NO. 87, 88, 106, AND 132(R). FAS 158 requires an employer to recognize the funded status of a defined benefit pension and other postretirement plan as an asset or liability in its consolidated balance sheets and to recognize changes in funded status in the year in which the changes occur through other comprehensive income. In addition, FAS 158 requires an employer to measure the funded status of a plan as of the date of its year-end financial statements. For employers without publicly traded equity securities, recognition of the funded status of a benefit plan is required to be adopted for fiscal years ending after June 15, 2007. The requirement to measure the funded status of a plan as of the date of its year-end financial statements is required for fiscal years ending after December 15, 2008. The Company will adopt the recognition of the funded status of its benefit plans as of December 31, 2007 and will adopt the requirement to measure the funded status as of the date of its year-end financial statements as of December 31, 2008. The Company is currently evaluating the effect of this statement on its consolidated results of operations and financial position.

     In September 2006, the FASB released Statement of Financial Accounting Standards No. 157 (FAS 157), FAIR VALUE MEASUREMENTS. FAS 157 establishes an authoritative definition of fair value, sets out a framework for measuring fair value, and requires additional disclosures regarding fair value measurements. The application of FAS 157 is required for fiscal years beginning after November 15, 2007. The Company is currently evaluating the effect of this statement on its consolidated results of operations or financial position.

     In September 2006, the U.S. Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin (SAB) No. 108 (SAB 108), CONSIDERING THE EFFECTS OF PRIOR YEAR MISSTATEMENTS WHEN QUANTIFYING MISSTATEMENTS IN CURRENT YEAR FINANCIAL STATEMENTS. SAB 108 addresses quantifying the financial statement effects of misstatements, specifically, how the effects of prior year uncorrected errors must be considered in quantifying misstatements in the current year financial statements. SAB 108 does not change the SEC staff's previous positions in SAB No. 99, MATERIALITY, regarding qualitative considerations in assessing the materiality of misstatements. SAB 108 is effective for fiscal years ending after November 15, 2006. Any material errors in existence at the beginning of the fiscal year ending after November 15, 2006, may be corrected through a one-time cumulative effect adjustment to beginning of year retained earnings. There was no material impact to the Company's consolidated results of operations or financial position due to the adoption of SAB 108 in 2006.

     In June 2006, the FASB issued Interpretation No. 48, ACCOUNTING FOR UNCERTAINTY IN INCOME TAXES - AN INTERPRETATION OF FASB STATEMENT NO. 109, ACCOUNTING FOR INCOME TAXES (FIN 48). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with FASB Statement No. 109, ACCOUNTING FOR INCOME TAXES. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, disclosure and transition. The application of FIN 48 is required for fiscal years beginning after December 15, 2006. The Company expects no material impact to its consolidated results of operations or financial position due to the adoption of FIN 48 in 2007.

     In February 2006, the FASB released Statement of Financial Accounting Standards No. 155 (FAS 155), ACCOUNTING FOR CERTAIN HYBRID INSTRUMENTS, AN AMENDMENT OF FASB STATEMENTS NO. 133 AND 140. In summary, this pronouncement: (1) permits fair value remeasurement for any hybrid instrument that contains an embedded derivative that otherwise would require bifurcation; (2) clarifies accounting for interest-only strips and principal-only strips; (3) requires evaluation of interest in securitized financial assets to identify interests that contain derivatives; (4) clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives; and (5) eliminates the prohibition on a qualifying special purpose entity from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative. The application of FAS 155 is effective for all financial instruments acquired or issued after the beginning of the fiscal year that begins after September 15, 2006. The Company expects no material impact to its consolidated results of operations or financial position due to the adoption of FAS 155.

     In November 2005, the FASB issued FASB Staff Position (FSP) FAS 115-1 and 124-1, THE MEANING OF OTHER-THAN-TEMPORARY IMPAIRMENT AND ITS APPLICATION TO CERTAIN INVESTMENTS, which addresses the determination as to when an investment is considered impaired, whether that impairment is other-than-temporary, and the measurement of an impairment loss. This staff position also includes accounting considerations subsequent to the recognition of an other-than-temporary impairment and requires certain disclosures regarding unrealized losses that have not been recognized as other-than-temporary impairments. The Company's other-than-temporary policy was not impacted by the adoption of this staff position as the Company's policy was already consistent with the resulting guidance.

     In September 2005, the American Institute of Certified Public Accountants Accounting Standards Executive Committee issued Statement of Position 05-1 (SOP 05-1), ACCOUNTING BY INSURANCE ENTERPRISES FOR DEFERRED ACQUISITION COSTS IN CONNECTION WITH MODIFICATIONS OR EXCHANGES OF INSURANCE CONTRACTS. This statement provides guidance on accounting for DAC on internal replacements and investment contracts other than those specifically described by FASB Statement No. 97, ACCOUNTING AND REPORTING BY INSURANCE ENTERPRISES FOR CERTAIN LONG-DURATION CONTRACTS AND FOR REALIZED GAINS AND LOSSES FROM THE SALE OF INVESTMENTS. This statement is effective for internal replacements occurring in fiscal years beginning after December 15, 2006. The Company will adopt SOP 05-1 on January 1, 2007. The Company expects no material impact to its consolidated results of operations or financial position due to the adoption of SOP 05-1.

     In May 2005, the FASB issued Statement of Financial Accounting Standards No. 154 (FAS 154), ACCOUNTING CHANGES AND ERROR CORRECTIONS, A REPLACEMENT OF APB OPINION NO. 20 AND FASB STATEMENT NO. 3. This document establishes retrospective application for a change in accounting principle, if practicable, unless specifically addressed in transition guidance within an accounting pronouncement. The document also provides guidance for determining whether retroactive treatment is impracticable. In addition the document addresses reporting of a correction of an error and restating previously issued financial statements. FAS 154 was effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The adoption of FAS 154 on January 1, 2006, did not have a material impact on the consolidated results of operations or financial position of the Company.

     In December 2004, the FASB issued Statement of Financial Accounting Standards No. 153 (FAS 153), EXCHANGE OF NONMONETARY ASSETS, AN AMENDMENT OF APB OPINION NO. 29 (APB 29), which eliminates the exception in APB 29 for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. This guidance is effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. The adoption of FAS 153 on January 1, 2006, did not have a material impact on the consolidated results of operations or financial position of the Company.

     The Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the Act) was signed into law on December 8, 2003. In accordance with FSP FAS 106-1, ACCOUNTING AND DISCLOSURE REQUIREMENTS RELATED TO THE MEDICARE PRESCRIPTION DRUG, IMPROVEMENT AND MODERNIZATION ACT OF 2003 (FSP FAS 106-1), issued in January 2004, the Company elected to defer accounting for the effects of the Act until the FASB issued guidance on how to account for the provisions of the Act. In May 2004, the FASB issued FSP FAS 106-2, ACCOUNTING AND DISCLOSURE REQUIREMENTS RELATED TO THE MEDICARE PRESCRIPTION DRUG, IMPROVEMENT AND MODERNIZATION ACT OF 2003 (FSP FAS 106-2), which superseded FSP FAS 106-1 and provided guidance on accounting and disclosures related to the Act.

     The Company has concluded that prescription drug benefits available under its postretirement plans to some or all participants for some or all future years are at least actuarially equivalent to Medicare Part D, and thus qualify for the subsidy under the Act. The Company has estimated the expected subsidy that will reduce the Company's share of the cost and has reflected that in its postretirement plan costs and obligations.

     The effect of the Act to the Company is a $7,750,000 reduction of the accumulated postretirement benefit obligation as of December 31, 2004 and a $1,151,000 reduction in the net periodic postretirement benefit cost for 2004.

     In March 2004, the Emerging Issues Task Force (EITF) reached consensus on further guidance concerning the identification of and accounting for other-than-temporary impairments and disclosures for cost method investments, as required by EITF Issue No. 03-1, THE MEANING OF OTHER-THAN-TEMPORARY IMPAIRMENT AND ITS APPLICATION TO CERTAIN INVESTMENTS (EITF 03-1), which was issued on October 23, 2003. The Company revised its method of calculating the impairment of securities based on this additional guidance. Other-than-temporary impairments reduce the value of the investment to fair value.

     In September 2004, the FASB exposed for comment FSP EITF Issue 03-1-a, which was intended to provide guidance related to the application of paragraph 16 of EITF 03-1, and proposed FSP EITF Issue 03-1-b, which proposed a delay in the effective date of EITF 03-1 for debt securities that are impaired because of interest rate and/or sector spread increases. Based on comments received on these proposals, on September 30, 2004 the FASB issued FSP EITF 03-1-1, EFFECTIVE DATE OF PARAGRAPHS 10-20 OF EITF ISSUE NO. 03-1, which delayed the effectiveness of the related paragraphs in EITF 03-1, with the exception of certain disclosure requirements.

     In June 2004, the FASB issued FSP 97-1, Situations in Which Paragraphs 17(b) and 20 of FASB Statement No. 97, Accounting and Reporting by Insurance Enterprises for Certain Long-Duration Contracts and for Realized Gains and Losses from the Sale of Investments (FAS 97), Permit or Require Accrual of an Unearned Revenue Liability (FSP FAS 97-1), to clarify the guidance related to unearned revenue reserves (URR). The primary purpose of FSP FAS 97-1 is to address the practice question of whether SOP 03-1 restricts the application of the URR guidance in FAS 97 to situations in which profits are expected to be followed by losses. Although SOP 03-1 requires URR in certain situations where profits are followed by losses, it does not restrict the calculation of URR to only those situations. The adoption of FSP FAS 97-1 in 2004 had no material impact to the consolidated results of operations or financial position of the Company.

     Effective January 1, 2004, the Company adopted SOP 03-1. This statement provides guidance on the classification, valuation and accounting for nontraditional long-duration contract liabilities, the accounting for contracts with guaranteed minimum death benefits (GMDB), the accounting for sales inducements, and separate account presentation and valuation. SOP 03-1 requires companies to evaluate the significance of certain guarantees in products such as GMDB to determine whether a contract should be accounted for as an investment or insurance contract. At adoption, the Company reclassified $44,945,000 of ownership in its own separate accounts from separate account assets to equity securities. The Company also has recorded certain market value adjusted ("MVA") fixed annuity products and investment options on variable annuities as separate account assets and liabilities through December 31, 2003. Notwithstanding the market value adjustment feature, all of the investment performance of the separate account assets is not being passed to the contractholder, and it therefore does not meet the conditions for separate account reporting under the SOP. On January 1, 2004, market value reserves included in separate account liabilities of $37,979,000 were revalued at current account value in the general account to $37,552,000. The related separate account assets of $38,912,000 were also reclassified to the general account. Since adoption of the SOP, the components of the spread on a book value basis are recorded in interest income and interest credited. Realized gains and losses on investments and market value adjustments on contract surrenders are recognized as incurred. The adoption of SOP 03-1 had no material impact to the consolidated results of operations or financial position of the Company.

     In December 2003, the FASB issued Statement of Financial Accounting Standards No. 132, revised 2003 (FAS 132(R)), EMPLOYERS' DISCLOSURES ABOUT PENSIONS AND OTHER POST RETIREMENT BENEFITS, which amends disclosure requirements for pension plans and other post retirement benefit plans, effective for nonpublic entities for fiscal years ending after June 15, 2004. The adoption of FAS 132(R) on January 1, 2004, did not have a material impact on the consolidated results of operations or financial position of the Company.

     RECLASSIFICATION

     Certain 2005 and 2004 financial statement balances have been reclassified to conform to the 2006 presentation.

(3)  INVESTMENTS

     Net investment income for the years ended December 31 was as follows:

     IN THOUSANDS                                  2006       2005       2004
     ------------                                --------   --------   --------
     Fixed maturity securities                   $392,210   $384,844   $367,978
     Equity securities                             20,997     21,360     14,368
     Mortgage loans                                70,711     68,160     62,182
     Real estate                                      (35)       (36)        29
     Policy loans                                  21,592     20,395     19,843
     Cash equivalents                               8,514      6,010      2,233
     Private equity investments                       302        296      4,909
     Other invested assets                          2,541      2,055      3,305
                                                 --------   --------   --------
        Gross investment income                   516,832    503,084    474,847
     Investment expenses                          (16,432)   (16,071)   (15,235)
                                                 --------   --------   --------
        Total                                    $500,400   $487,013   $459,612
                                                 ========   ========   ========

     Net realized investment gains (losses) for the years ended December 31 were as follows:

     IN THOUSANDS                                  2006       2005       2004
     ------------                                --------   --------   --------
     Fixed maturity securities                   $(41,722)  $(16,256)  $  9,712
     Equity securities                             76,134     69,052     70,636
     Mortgage loans                                    --        617       (242)
     Real estate                                       --         --        (33)
     Private equity investments                    18,058     13,139     11,571
     Other invested assets                            933     (1,597)   (17,782)
                                                 --------   --------   --------
        Total                                    $ 53,403   $ 64,955   $ 73,862
                                                 ========   ========   ========

     Gross realized gains (losses) on the sales and impairments of fixed maturity securities, equity securities and private equity investments for the years ended December 31 were as follows:

     IN THOUSANDS                                  2006       2005       2004
     ------------                                --------   --------   --------
     Fixed maturity securities
        Gross realized gains                     $  6,189   $ 10,290   $ 24,167
        Gross realized losses                     (47,911)   (26,546)   (14,455)
     Equity securities:
        Gross realized gains                       95,587     84,573     94,704
        Gross realized losses                     (19,453)   (15,521)   (24,068)
     Private equity investments:
        Gross realized gains                       29,165     22,625     26,852
        Gross realized losses                     (11,107)    (9,486)   (15,281)

     Net accumulated unrealized gains (losses) included in stockholder's equity at December 31 were as follows:

     IN THOUSANDS                                             2006       2005
     ------------                                           --------   --------
     Gross unrealized gains                                 $341,570   $346,076
     Gross unrealized losses                                 (73,566)   (91,051)
     Adjustment to deferred policy acquisition costs          (7,358)   (16,542)
     Adjustment to reserves                                  (15,040)   (23,595)
     Adjustment to unearned policy and contract fees           1,328      2,459
                                                            --------   --------
                                                             246,934    217,347
     Deferred federal income taxes                           (88,703)   (77,241)
                                                            --------   --------
        Net accumulated unrealized gains                    $158,231   $140,106
                                                            ========   ========

     The amortized cost and fair value of investments in fixed maturity and marketable equity securities by type of investment were as follows:

                                                           GROSS UNREALIZED
     IN THOUSANDS                             AMORTIZED   ------------------      FAIR
     DECEMBER 31, 2006                          COST        GAINS     LOSSES      VALUE
     -------------------------------------   ----------   --------   -------   ----------
     U.S. government                         $   26,962   $    539   $   249   $   27,252
     Agencies not backed by the full faith
        and credit of the U.S. government        22,881      1,631        64       24,448
     Foreign governments                          1,753         80        --        1,833
     Corporate securities                     3,357,554     68,208    26,939    3,398,823
     Asset-backed securities                    310,638      3,862     1,297      313,203
     Mortgage-backed securities               1,543,580     21,337     3,909    1,561,008
                                             ----------   --------   -------   ----------
        Total fixed maturities                5,263,368     95,657    32,458    5,326,567
     Equity securities - unaffiliated           576,887    152,183     3,263      725,807
                                             ----------   --------   -------   ----------
           Total                             $5,840,255   $247,840   $35,721   $6,052,374
                                             ==========   ========   =======   ==========

                                                           GROSS UNREALIZED
     IN THOUSANDS                             AMORTIZED   ------------------      FAIR
     DECEMBER 31, 2005                          COST        GAINS     LOSSES      VALUE
     -------------------------------------   ----------   --------   -------   ----------
     U.S. government                         $   29,599   $    272   $   190   $   29,681
     Agencies not backed by the full faith
        and credit of the U.S. government        19,974        958       101       20,831
     Foreign governments                          1,533        321        --        1,854
     Corporate securities                     3,359,380    104,925    27,007    3,437,298
     Asset-backed securities                    323,642     10,507     2,034      332,115
     Mortgage-backed securities               1,361,388     24,501    17,434    1,368,455
                                             ----------   --------   -------   ----------
        Total fixed maturities                5,095,516    141,484    46,766    5,190,234
     Equity securities - unaffiliated           577,658    114,425     8,793      683,290
                                             ----------   --------   -------   ----------
           Total                             $5,673,174   $255,909   $55,559   $5,873,524
                                             ==========   ========   =======   ==========

     The amortized cost and fair value of securities on loan by type of investment were as follows:

                                                           GROSS UNREALIZED
     IN THOUSANDS                             AMORTIZED   -----------------      FAIR
     DECEMBER 31, 2006                          COST       GAINS     LOSSES      VALUE
     -------------------------------------   ----------   -------   -------   ----------
     U.S. government                         $  100,177   $ 6,961   $   172   $  106,966
     Agencies not backed by the full faith
        and credit of the U.S. government        49,303     1,146        70       50,379
     Corporate securities                        81,885     1,558       695       82,748
     Asset-backed securities                      5,645        32        --        5,677
     Mortgage-backed securities               1,071,061     3,890    14,554    1,060,397
                                             ----------   -------   -------   ----------
        Total fixed maturities                1,308,071    13,587    15,491    1,306,167
     Equity securities - unaffiliated            54,495    26,306     1,586       79,215
                                             ----------   -------   -------   ----------
           Total                             $1,362,566   $39,893   $17,077   $1,385,382
                                             ==========   =======   =======   ==========

                                                           GROSS UNREALIZED
     IN THOUSANDS                             AMORTIZED   -----------------      FAIR
     DECEMBER 31, 2005                          COST       GAINS     LOSSES      VALUE
     -------------------------------------   ----------   -------   -------   ----------
     U.S. government                         $  102,714   $10,101   $   214   $  112,601
     Agencies not backed by the full faith
        and credit of the U.S. government        64,675     1,780       323       66,132
     Corporate securities                        42,665       264       584       42,345
     Asset-backed securities                      6,042       106        --        6,148
     Mortgage-backed securities               1,059,532     5,522    13,339    1,051,715
                                             ----------   -------   -------   ----------
        Total fixed maturities                1,275,628    17,773    14,460    1,278,941
     Equity securities - unaffiliated            89,165    31,757     1,835      119,087
                                             ----------   -------   -------   ----------
           Total                             $1,364,793   $49,530   $16,295   $1,398,028
                                             ==========   =======   =======   ==========

     The amortized cost and estimated fair value of fixed maturity securities at December 31, 2006, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                                                           AVAILABLE-FOR-SALE
                                                 AVAILABLE-FOR-SALE        SECURITIES ON LOAN
                                              -----------------------   -----------------------
                                               AMORTIZED      FAIR       AMORTIZED      FAIR
     IN THOUSANDS                                COST         VALUE        COST         VALUE
     ------------                             ----------   ----------   ----------   ----------
     Due in one year or less                  $   91,625   $   91,317   $   65,689   $   66,531
     Due after one year through five years     1,135,156    1,158,022       11,113       10,865
     Due after five years through ten years    1,931,106    1,938,668       92,803       94,721
     Due after ten years                         561,901      577,552       67,405       73,653
                                              ----------   ----------   ----------   ----------
                                               3,719,788    3,765,559      237,010      245,770
     Mortgage-backed securities                1,543,580    1,561,008    1,071,061    1,060,397
                                              ----------   ----------   ----------   ----------
        Total                                 $5,263,368   $5,326,567   $1,308,071   $1,306,167
                                              ==========   ==========   ==========   ==========

     The Company had certain investments with a reported fair value lower than the cost of the investment as follows:

     IN THOUSANDS                                                        UNREALIZED
     DECEMBER 31, 2006                           FAIR VALUE     COST       LOSSES
     -----------------------------------------   ----------   --------   ----------
     U.S. government securities
        Less than 12 months                       $  8,345    $  8,449     $   104
        Greater than 12 months                       2,815       2,960         145
     Agencies not backed by the full faith and
        credit of the U.S. government
        Less than 12 months                          6,442       6,498          56
        Greater than 12 months                       2,347       2,355           8
     Corporate securities
        Less than 12 months                        620,378     626,600       6,222
        Greater than 12 months                     728,310     749,027      20,717
     Mortgage and asset-backed securities
        Less than 12 months                        330,165     332,220       2,055
        Greater than 12 months                     337,796     340,947       3,151
     Equity securities - unaffiliated
        Less than 12 months                         27,963      30,382       2,419
        Greater than 12 months                      33,104      33,948         844
     Private equity investments
        Less than 12 months                         27,578      32,173       4,595
        Greater than 12 months                      44,387      54,710      10,323

     IN THOUSANDS                                                          UNREALIZED
     DECEMBER 31, 2005                           FAIR VALUE      COST        LOSSES
     -----------------------------------------   ----------   ----------   ----------
     U.S. government securities
        Less than 12 months                      $   12,878   $   13,066     $   188
        Greater than 12 months                          301          303           2
     Agencies not backed by the full faith and
        credit of the U.S. government
        Less than 12 months                           6,120        6,171          51
        Greater than 12 months                        2,249        2,299          50
     Corporate securities
        Less than 12 months                       1,083,943    1,103,622      19,679
        Greater than 12 months                      198,267      205,595       7,328
     Mortgage and asset-backed securities
        Less than 12 months                         764,296      779,383      15,087
        Greater than 12 months                      104,656      109,037       4,381
     Equity securities - unaffiliated
        Less than 12 months                         151,291      159,418       8,127
        Greater than 12 months                        3,292        3,958         666
     Private equity investments
        Less than 12 months                          15,908       17,868       1,960
        Greater than 12 months                       48,564       63,163      14,599

     The Company had certain investments on loan with a reported fair value lower than the cost of the investment as follows:

     IN THOUSANDS                                                        UNREALIZED
     DECEMBER 31, 2006                           FAIR VALUE     COST       LOSSES
     -----------------------------------------   ----------   --------   ----------
     U.S. government securities
        Less than 12 months                       $ 23,694    $ 23,817     $   123
        Greater than 12 months                       3,732       3,781          49
     Agencies not backed by the full faith and
        credit of the U.S. government
        Less than 12 months                          5,639       5,648           9
        Greater than 12 months                      11,417      11,478          61
     Corporate securities
        Less than 12 months                          8,136       8,192          56
        Greater than 12 months                      25,651      26,290         639
     Mortgage backed securities
        Less than 12 months                        211,358     213,139       1,781
        Greater than 12 months                     530,637     543,410      12,773
     Equity securities - unaffiliated
        Less than 12 months                          7,000       8,163       1,163
        Greater than 12 months                         987       1,410         423

     IN THOUSANDS                                                        UNREALIZED
     DECEMBER 31, 2005                           FAIR VALUE     COST       LOSSES
     -----------------------------------------   ----------   --------   ----------
     U.S. government securities
        Less than 12 months                       $ 17,418    $ 17,507     $    89
        Greater than 12 months                      15,551      15,676         125
     Agencies not backed by the full faith and
        credit of the U.S. government
        Less than 12 months                         32,905      33,217         312
        Greater than 12 months                       2,210       2,221          11
     Corporate securities
        Less than 12 months                         25,751      26,335         584
        Greater than 12 months                          --          --          --
     Mortgage backed securities
        Less than 12 months                        504,177     511,305       7,128
        Greater than 12 months                     162,432     168,643       6,211
     Equity securities - unaffiliated
        Less than 12 months                         12,855      14,377       1,522
        Greater than 12 months                         469         782         313

     Unrealized losses on fixed maturity securities are generally interest related rather than credit related and management has the ability and the intent to hold until recovery of amortized costs. For equity securities, outside research supports target prices for the holdings that will return the securities to original cost or higher within the next twelve months. For private equity securities, unrealized losses are generally due to heavy initial expenses and capital calls typical of newly developed funds.

     At December 31, 2006 and 2005, no specific mortgage loans were considered impaired. At December 31, 2003, one mortgage loan was considered impaired. An allowance of $400,000 was recorded in 2003 on the impaired mortgage loan. The loan was sold in 2004, resulting in an additional realized loss of $242,000. As of December 31, 2006 and 2005, there was no general allowance for credit losses for potential impairments in the mortgage loan portfolio. Provisions for credit losses or charge-offs for the years ended December 31, 2006, 2005, and 2004 was zero.

     The Company did not collect any interest income on impaired mortgages in 2006, 2005, or 2004.

     At December 31, 2006 and 2005, fixed maturity securities and cash equivalents with a carrying value of $13,690,000 and $12,008,000, respectively, were on deposit with various regulatory authorities as required by law.

(4)  VARIABLE INTEREST ENTITIES

     In January 2003, the FASB issued Interpretation No. 46, CONSOLIDATION OF VARIABLE INTEREST ENTITIES - AN INTERPRETATION OF ARB NO. 51, subsequently revised in December of 2003 (FIN 46-R). The provisions of FIN 46-R for non-public entities apply immediately to variable interest entities (VIEs) created after December 31, 2003, and to VIEs in which an enterprise obtains an interest after that date. For VIEs created prior to December 31, 2003 the effective date of FIN 46-R is the beginning of the first period beginning after December 15, 2004. FIN 46-R changes the method of determining whether certain entities should be included in the Company's consolidated financial statements. An entity subject to FIN 46-R is called a VIE if it has (1) equity that is insufficient to permit the entity to finance its activities without additional subordinated financial support from other parties, or (2) equity investors that cannot make significant decisions about the entity's operations, or that do not absorb the expected losses or receive the expected returns of the entity. A VIE is consolidated by its primary beneficiary, which is the party involved with the VIE that absorbs a majority of the expected losses, receives a majority of the expected residual returns or both.

     The Company has reviewed all investments and relationships for potential VIEs. As of December 31, 2006 and 2005, the Company had identified one VIE for which it was the primary beneficiary. The Company held an investment in a trust for which it was the primary beneficiary and where results were consolidated in the Company's financial results. The assets held under this VIE as of December 31, 2006 and 2005 were $5,269,000 and $5,257,000, respectively are included in other invested assets on the consolidated balance sheets.

     The Company has identified VIE arrangements in which it holds significant variable interests, but is not the primary beneficiary and for which results have not been consolidated, as detailed below:

     IN THOUSANDS                                     MAXIMUM
     DECEMBER 31, 2006            TOTAL ASSETS   EXPOSURE TO LOSS
     --------------------------   ------------   ----------------
     Private equity investments      $44,673          $38,205
     Other invested assets             2,286            2,286

     IN THOUSANDS                                     MAXIMUM
     DECEMBER 31, 2005            TOTAL ASSETS   EXPOSURE TO LOSS
     --------------------------   ------------   ----------------
     Private equity investments      $51,968          $41,436
     Other invested assets             2,445            2,445

(5)  NET FINANCE RECEIVABLES

     Finance receivables as of December 31 were as follows:

     IN THOUSANDS                            2006       2005
     ------------                          --------   --------
     Direct installment loans              $193,509   $171,889
     Retail installment notes                29,941     26,929
     Accrued interest                         3,537      3,065
                                           --------   --------
        Gross receivables                   226,987    201,883
     Unearned finance charges               (54,769)   (47,183)
     Allowance for uncollectible amounts     (9,227)    (8,292)
                                           --------   --------
           Finance receivables, net        $162,991   $146,408
                                           ========   ========

     Direct installment loans, at December 31, 2006 and 2005, consisted of $132,776,000 and $117,336,000, respectively, of discount basis loans, net of unearned finance charges and unearned other charges, and $11,445,000 and $12,143,000, respectively, of interest-bearing loans and generally have a maximum term of 84 months. The retail installment notes are principally discount basis, arise from borrowers purchasing household appliances, furniture, and sundry services, and generally have a maximum term of 48 months.

     Total finance receivables, net of unearned finance charges, by date of final maturity at December 31, 2006 were as follows:

     IN THOUSANDS
     ------------
     2007                                                            $ 24,342
     2008                                                              50,841
     2009                                                              77,685
     2010                                                              16,021
     2011                                                                 977
     2012 and thereafter                                                2,352
                                                                     --------
        Total finance receivables, net of unearned finance charges    172,218
     Allowance for uncollectible amounts                               (9,227)
                                                                     --------
           Finance receivables, net                                  $162,991
                                                                     ========

     During the years ended December 31, 2006, 2005 and 2004, principal cash collections of direct installment loans were $71,630,000, $64,880,000 and $57,523,000, respectively, and the percentages of these cash collections to average net balances were 54%, 53% and 49%, respectively. Retail installment notes' principal cash collections were $32,938,000, $34,161,000 and $28,653,000, respectively, and the percentages of these cash collections to average net balances were 145%, 163% and 164% for 2006, 2005 and 2004, respectively.

     The ratio of the allowance for losses to total finance receivables, net of unearned finance charges, at December 31, 2006 and 2005 was 5.4%.

     Changes in the allowance for losses for the years ended December 31 were as follows:

     IN THOUSANDS                     2006      2005        2004
     ------------                   -------   --------   ---------
     Balance at beginning of year   $ 8,292   $  7,878   $   7,232
     Provision for credit losses      5,890      8,444       8,080
     Charge-offs                     (8,183)   (11,346)    (10,541)
     Recoveries                       3,228      3,316       3,107
                                    -------   --------   ---------
     Balance at end of year         $ 9,227   $  8,292   $   7,878
                                    =======   ========   =========

     At December 31, 2006 and 2005, the recorded investments in certain direct installment loans were considered to be impaired. The balances of such loans at December 31, 2006 and 2005 and the related allowance for losses were as follows:

                                                                     INSTALLMENT
     IN THOUSANDS                                                       LOANS
     ------------                                                    -----------
     Balances at December 31, 2006                                       $157
     Related allowance for credit losses                                 $ 93

     Balances at December 31, 2005                                       $153
     Related allowance for credit losses                                 $102

     All loans deemed to be impaired are placed on non-accrual status. No accrued or unpaid interest was recognized on impaired loans during the years ended December 31, 2006, 2005 and 2004. The average quarterly balance of impaired loans during the years ended December 31, 2006 and 2005 was $172,000 and $234,000, respectively.

     There were no commitments to lend additional funds to customers whose loans were classified as impaired at December 31, 2006.

     The net investment in loans on which the accrual of finance charges and interest was suspended at December 31, 2006 and 2005 was $18,834,000 and $16,342,000, respectively. There was no investment in receivables past due more than 90 days that were accounted for on an accrual basis at December 31, 2006 and 2005.

(6)  NOTES RECEIVABLE

     The Company entered into a loan contingency agreement with the Housing and Redevelopment Authority of the City of St. Paul, Minnesota (HRA) in November 1997 in connection with the Company's construction of an additional home office facility in St. Paul, Minnesota. The interest rate on the non-collateralized note was 8.625%, with principal payments to the Company commencing February 2004 and a maturity date of August 2025. Interest payments to the Company were payable February and August of each year commencing February 2001. All principal and interest payments were due only to the extent of available tax increments. In 2002, the loan reached its maximum principal balance of $15,000,000. In 2003, the Company took a write-down on the loan of $5,200,000, consisting of $4,959,000 of accrued interest and $241,000 of principal. The loan continued to accrue interest on the new balance, with payments applied first to accrued interest and then to principal. During 2004, the note was refinanced into two new notes: a $17,800,000 note and a $2,976,000 note. An immediate write down at the time of refinancing of $4,808,000 and $428,000, respectively, was taken on each of these notes. The two new notes were subsequently transferred from the Company to its parent in the form of a dividend during 2004. For the year ended December 31, 2004, the Company received principal payments of zero and interest payments of $346,000. Interest income was included in net investment income.

(7)  INCOME TAXES

     Income tax expense varies from the amount computed by applying the federal income tax rate of 35% to income from operations before taxes. The significant components of this difference were as follows:

     IN THOUSANDS                                            2006       2005      2004
     ------------                                          --------   -------   -------
     Computed tax expense                                  $ 86,542   $95,523   $69,693
     Difference between computed and actual tax expense:
        Dividends received deduction                        (10,992)   (6,943)   (8,751)
        Tax credits                                          (2,793)   (2,426)   (1,811)
        Expense adjustments and other                        (1,105)    1,491     1,135
                                                           --------   -------   -------
           Total tax expense                               $ 71,652   $87,645   $60,266
                                                           ========   =======   =======

     The tax effects of temporary differences that give rise to the Company's net deferred federal tax liability at December 31 were as follows:

     IN THOUSANDS                                              2006       2005
     ------------                                            --------   --------
     Deferred tax assets:
        Policyholder liabilities                             $  1,493   $     --
        Pension and postretirement benefits                    27,374     33,630
        Tax deferred policy acquisition costs                 105,972    100,182
        Deferred gain on individual disability coinsurance     13,597     15,023
        Net realized capital losses                            77,268     64,286
        Ceding commissions and goodwill                         7,837      6,907
        Other                                                   6,517      6,028
                                                             --------   --------
           Gross deferred tax assets                          240,058    226,056
                                                             --------   --------
     Deferred tax liabilities:
        Policyholder liabilities                                   --      3,113
        Deferred policy acquisition costs                     242,255    228,248
        Premiums                                               27,184     24,977
        Real estate and property and equipment depreciation     7,473      8,413
        Basis difference on investments                        40,314     34,747
        Net unrealized capital gains                           96,077     90,429
        Other                                                  11,268     10,265
                                                             --------   --------
           Gross deferred tax liabilities                     424,571    400,192
                                                             --------   --------
              Net deferred tax liability                     $184,513   $174,136
                                                             ========   ========

     A valuation allowance for deferred tax assets was not considered necessary as of December 31, 2006 and 2005 because the Company believes that it is more likely than not that the deferred tax assets will be realized through future reversals of existing taxable temporary differences and future taxable income.

     At December 31, 2006, state net operating loss carryforwards were $1,186,000 and will expire beginning in 2016.

     Income taxes paid for the years ended December 31, 2006, 2005, and 2004, were $70,018,000, $75,756,000 and $23,747,000, respectively.

     In December 2006, the IRS completed their audit of the consolidated federal income tax returns for Minnesota Mutual Companies, Inc. and subsidiaries for the years 2003 and 2004. The Company has accrued for its applicable share of the taxes assessed as a result of the audit. The consolidated tax returns for 2005 and later are expected to be under examination by the IRS beginning in late 2007. The Company believes that its applicable share of any additional taxes refunded or assessed as a result of the examination will not have a material effect on its consolidated financial position.

(8)  EMPLOYEE BENEFIT PLANS

     PENSION PLANS AND POSTRETIREMENT PLANS OTHER THAN PENSIONS

     The Company has non-contributory defined benefit retirement plans covering substantially all employees and certain agents. Benefits are based upon years of participation and the employee's average monthly compensation or the agent's adjusted annual compensation. In 2007, the Company expects to contribute to its non-contributory defined benefit plans at least the amount required to meet minimum funding requirements, which is currently estimated to be zero. In addition, it may contribute additional tax deductible amounts.

     The Company also has an unfunded non-contributory defined benefit retirement plan, which provides certain employees with benefits in excess of limits for qualified retirement plans, and a non-contributory defined benefit plan which provides certain agents with benefits.

     The Company also has postretirement plans that provide certain health care and life insurance benefits to substantially all retired employees and agents. Eligibility is determined by age at retirement and years of service. Health care premiums are shared with retirees, and other cost-sharing features include deductibles and co-payments. The Company has a 401(h) account through its non-contributory defined benefit plan to partially fund retiree medical costs for non-key employees. The Company expects to contribute $3,150,000 to the 401(h) account in 2007, and may contribute additional tax deductible amounts.

     The measurement date of the majority of the Company's pension and postretirement plans other than pensions is December 1.

     The change in the benefit obligation and plan assets for the Company's plans as of December 31 was calculated as follows:

                                                 PENSION BENEFITS      OTHER BENEFITS
                                               -------------------   ------------------
     IN THOUSANDS                                2006       2005       2006       2005
     ------------                              --------   --------   --------   -------
     Change in benefit obligation:
     Benefit obligation at beginning of year   $398,118   $356,921   $ 66,761   $61,872
     Service cost                                16,260     16,366      1,845     3,295
     Interest cost                               22,307     21,553      2,914     3,880
     Amendments                                  (5,940)        --    (14,165)       --
     Actuarial (gain) loss                       26,107     11,366      8,290      (721)
     Benefits paid                               (8,750)    (8,088)    (2,449)   (1,565)
                                               --------   --------   --------   -------
     Benefit obligation at end of year         $448,102   $398,118   $ 63,196   $66,761
                                               ========   ========   ========   =======

                                                    PENSION BENEFITS        OTHER BENEFITS
                                                 ---------------------   -------------------
     IN THOUSANDS                                  2006         2005       2006       2005
     ------------                                ---------   ---------   --------   --------
     Change in plan assets:
     Fair value of plan assets at beginning
        of year                                  $ 289,179   $ 236,996   $  4,377   $  2,900
     Actual return on plan assets                   41,737      19,712        456         35
     Employer contribution                          11,399      40,559      2,540      3,007
     Benefits paid                                  (8,750)     (8,088)    (2,449)    (1,565)
                                                 ---------   ---------   --------   --------
     Fair value of plan assets at end of year    $ 333,565   $ 289,179   $  4,924   $  4,377
                                                 =========   =========   ========   ========
     Net amount recognized:
     Funded status                               $(114,537)  $(108,939)  $(58,272)  $(62,384)
     Unrecognized net actuarial loss                91,082      91,126     13,973      5,783
     Unrecognized transition obligation                548       1,096         --         --
     Unrecognized prior service cost                (3,959)      1,904    (13,026)        --
     Contributions after measurement date           37,523          --         --         --
                                                 ---------   ---------   --------   --------
     Net amount recognized                       $  10,657   $ (14,813)  $(57,325)  $(56,601)
                                                 =========   =========   ========   ========
     Amounts recognized on the consolidated
        balance sheets consist of:
     Prepaid benefit cost                        $   7,969   $  16,731   $     --   $     --
     Accrued benefit cost                          (40,827)    (34,169)   (57,325)   (56,601)
     Intangible asset                                   41          55         --         --
     Accumulated other comprehensive income          5,951       2,570         --         --
     Contributions after measurement date           37,523          --         --         --
                                                 ---------   ---------   --------   --------
     Net amount recognized                       $  10,657   $ (14,813)  $(57,325)  $(56,601)
                                                 =========   =========   ========   ========
     Accumulated benefit obligation              $ 327,418   $ 279,707   $ 63,196   $ 66,761
     Plans with accumulated benefit obligation
        in excess of plan assets:
     Projected benefit obligation                $  81,600   $  71,452
     Accumulated benefit obligation                 67,004      58,228
     Fair value of plan assets                      28,254      26,782
     Minimum pension liability                      38,750      31,446
     Increase in minimum liability included in
        other comprehensive income                   3,380       1,343
     Weighted average assumptions used to
        determine benefit obligations:
     Discount rate                                    5.69%       5.76%      5.71%      5.79%
     Rate of compensation increase                    5.71%       5.95%        --         --

                                                   PENSION BENEFITS      OTHER BENEFITS
                                                 --------------------   ----------------
     IN THOUSANDS                                  2006        2005       2006     2005
     ------------                                --------   ---------   -------   ------
     Components of net periodic benefit cost:
     Service cost                                $ 16,260   $ 16,366    $ 1,845   $3,295
     Interest cost                                 22,307     21,553      2,914    3,880
     Expected return on plan assets               (21,192)   (18,420)      (375)     (98)
     Transition obligation amortization               548        536         --       --
     Prior service cost (benefit) amortization        (77)       418     (1,138)      --
     Recognized net actuarial loss                  5,607      5,503         18      537
                                                 --------   --------    -------   ------
     Net periodic benefit cost                   $ 23,453   $ 25,956    $ 3,264   $7,614
                                                 ========   ========    =======   ======
     Weighted average assumptions used to
        determine net periodic benefit costs:
     Discount rate                                   5.76%      5.99%      5.79%    6.00%
     Expected long-term return on plan assets        7.83%      7.84%      7.00%    4.00%
     Rate of compensation increase                   5.95%      5.95%        --       --

     Estimated future benefit payments for pension and other postretirement benefits:

                                                  PENSION     OTHER     MEDICARE
     IN THOUSANDS                                 BENEFITS   BENEFITS    SUBSIDY
     ------------                                 --------   --------   --------
     2007                                         $ 9,706    $ 1,680     $ 73
     2008                                          10,696      1,877       83
     2009                                          11,902      2,045       92
     2010                                          13,105      2,221      100
     2011                                          14,624      2,348      111
     2012 - 2016                                   96,218     13,899      810

     For measurement purposes, an 8.0% and 8.5% annual rate of increase in the per capita cost of covered health care benefits was assumed for 2006 and 2005, respectively. The rate was assumed to decrease gradually to 5.5% for 2012 and remain at that level thereafter.

     The Company recorded an additional minimum liability of $5,992,000 and $2,625,000 as of December 31, 2006, and 2005, respectively. This liability represents the amount by which the accumulated benefit obligation exceeded the sum of the fair value of plan assets and accrued amounts previously recorded. The additional liability may be offset by an intangible asset to the extent of previously unrecognized prior service cost. The intangible asset of $41,000 and $55,000 at December 31, 2006, and 2005, respectively, is included in other assets on the consolidated balance sheets.

     The assumptions presented herein are based on pertinent information available to management as of December 31, 2006 and 2005. Actual results could differ from those estimates and assumptions. For example, increasing the assumed health care cost trend rates by one percentage point would increase the postretirement benefit obligation as of December 31, 2006 by $8,595,000 and the estimated eligibility cost and interest cost components of net periodic benefit costs for 2006 by $552,000. Decreasing the assumed health care cost trend rates by one percentage point would decrease the postretirement benefit obligation as of December 31, 2006 by $7,063,000 and the estimated eligibility cost and interest cost components of net periodic postretirement benefit costs for 2006 by $551,000.

     Historical rates of return for individual asset classes and future estimated returns are used to develop expected rates of return. These rates of return are applied to the plan's investment policy to determine a range of expected returns. The expected long-term rate of return on plan assets is selected from this range.

     The Company's non-contributory defined benefit plans weighted average asset allocations by asset category at December 31 are as follows:

                                         2006   2005
                                         ----   ----
     Equity securities                    56%    57%
     Debt securities                      34%    32%
     Insurance company general account    10%    11%

     At times, investments may be made in nontraditional asset classes with the approval of the Company's non-contributory defined benefit plan trustees. Current investments include private equity limited partnerships which are classified as equity investments for asset allocation purposes. A tactical asset allocation overlay investment was also employed, which utilized equity and debt futures positions to adjust overall exposure to these broad asset classes. The Company's use of this allocation overlay was discontinued during 2005.

     Generally, the investment objective of the non-contributory defined benefit plans is to pursue high returns but to limit: (1) the volatility of returns to a level which will keep the liquidation of depressed assets for benefit payments, (2) the increase in contributions and pension expense due to investment losses, and (3) the decline in the funded ratios due to investment losses to levels deemed tolerable.

     The target asset allocation as of December 31, 2006, for each of the broad investment categories, weighted for all plans combined is as follows:

     Equity securities                   49% to 68%
     Debt securities                     21% to 42%
     Insurance company general account    8% to 15%
     Other                                0% to  2%

     The primary investment objective of the postretirement plans is to balance capital appreciation and preservation. These plan assets are currently allocated to 52% equity securities and 48% debt securities. The target asset allocation as of December 31, 2006 is 50% equity securities and 50% debt securities.

     PROFIT SHARING PLANS

     The Company also has profit sharing plans covering substantially all employees and agents. The Company's contribution rate to the employee plan is determined annually by the directors of the Company and is applied to each participant's prior year earnings. The Company's contribution to the agent plan is made as a certain percentage, based upon years of service, applied to each agent's total annual compensation. The Company recognized contributions to the plans during 2006, 2005, and 2004 of $10,970,000, $9,477,000 and $10,811,000, respectively. Participants may elect to receive a portion of their contributions in cash.

(9) LIABILITY FOR UNPAID ACCIDENT AND HEALTH CLAIMS, RESERVE FOR LOSSES, AND CLAIM AND LOSS ADJUSTMENT EXPENSES

     The liability for unpaid accident and health claims, reserve for losses and claim and loss adjustment expenses is included in future policy and contract benefits, pending policy and contract claims, and other liabilities on the consolidated balance sheets.

(9) LIABILITY FOR UNPAID ACCIDENT AND HEALTH CLAIMS, RESERVE FOR LOSSES, AND CLAIM AND LOSS ADJUSTMENT EXPENSES (CONTINUED)

     Activity in the liability for unpaid accident and health claims, reserve for losses and claim and loss adjustment expenses is summarized as follows:

     IN THOUSANDS                          2006       2005       2004
     ------------                        --------   --------   --------
     Balance at January 1                $584,771   $575,431   $554,160
        Less: reinsurance recoverable     507,076    496,450    471,425
                                         --------   --------   --------
     Net balance at January 1              77,695     78,981     82,735
                                         --------   --------   --------
     Incurred related to:
        Current year                       68,017     53,215     55,546
        Prior years                         1,098        263      3,388
                                         --------   --------   --------
     Total incurred                        69,115     53,478     58,934
                                         --------   --------   --------
     Paid related to:
        Current year                       37,453     22,849     24,165
        Prior years                        33,237     32,765     38,523
                                         --------   --------   --------
     Total paid                            70,690     55,614     62,688
                                         --------   --------   --------
     Transfer of subsidiary balance            --        850         --
                                         --------   --------   --------
     Net balance at December 31            76,120     77,695     78,981
        Plus: reinsurance recoverable     523,490    507,076    496,450
                                         --------   --------   --------
     Balance at December 31              $599,610   $584,771   $575,431
                                         ========   ========   ========

     As a result of changes in estimates of claims incurred in prior years, the accident and health claims, reserve for losses and claim and loss adjustment expenses incurred increased by $1,098,000, $263,000 and $3,388,000 in 2006, 2005, and 2004, respectively, which includes the amortization of discount on individual accident and health claim reserves of $63,000, $82,000, and $75,000 in 2006, 2005, and 2004, respectively. The remaining changes in amounts are the result of normal reserve development inherent in the uncertainty of establishing the liability for unpaid accident and health claims, reserve for losses and claim and loss adjustment expenses.

(10) REINSURANCE

     In the normal course of business, the Company seeks to limit its exposure to loss on any single insured and to recover a portion of benefits paid by ceding reinsurance to other insurance companies. To the extent that a reinsurer is unable to meet its obligation under the reinsurance agreement, the Company remains liable. The Company evaluates the financial condition of its reinsurers and monitors concentrations of credit risk to minimize its exposure to significant losses from reinsurer insolvencies. Allowances are established for amounts deemed to be uncollectible.

     The Company's consolidated financial statements reflect the effects of assumed and ceded reinsurance transactions. Assumed reinsurance refers to the acceptance of certain insurance risks that other insurance companies have underwritten. Ceded reinsurance involves transferring certain insurance risks, along with the related written and earned premiums, the Company has underwritten to other insurance companies who agree to share these risks. The primary purpose of ceded reinsurance is to protect the Company from potential losses in excess of the amount it is prepared to accept.

     Reinsurance is accounted for over the lives of the underlying reinsured policies using assumptions consistent with those used to account for the underlying policies.

     The effect of reinsurance on premiums for the years ended December 31 was as follows:

     IN THOUSANDS             2006         2005         2004
     ------------          ----------   ----------   ----------
     Direct premiums       $1,086,913   $1,002,353   $  924,713
     Reinsurance assumed      374,505      310,515      276,104
     Reinsurance ceded       (152,479)    (129,032)    (122,231)
                           ----------   ----------   ----------
        Net premiums       $1,308,939   $1,183,836   $1,078,586
                           ==========   ==========   ==========

     Reinsurance recoveries on ceded reinsurance contracts included in policyholder benefits on the consolidated statements of operations were $142,801,000, $119,630,000 and $105,589,000 during 2006, 2005, and 2004, respectively.

     On March 7, 2006, the Company entered into a coinsurance agreement with American United Life Insurance Company whereby group life and accident and health accounts representing 1,030 group contracts with associated policy and claim liabilities of approximately $33,256,000 were transferred to the Company, effective May 1, 2006 along with assets of $19,607,000. The Company paid a ceding commission in exchange for the liability transfer. Including the ceding commission, total expenses of $13,933,000 were capitalized and are included within deferred policy acquisition costs on the consolidated balance sheets. This amount is being amortized over the life of the underlying block of policies included in the coinsurance agreement.

(11) CERTAIN NONTRADITIONAL LONG-DURATION CONTRACTS AND SEPARATE ACCOUNTS

     The Company issues certain nontraditional long-duration contracts including universal life, variable life and deferred annuities that contain either certain guarantees or sales inducements.

     The Company issues variable contracts through its separate accounts for which investment income and investment gains and losses accrue directly to, and investment risk is borne by, the contractholder. The Company also issues variable annuity contracts through separate accounts where the Company contractually guarantees to the contractholder either (a) return of no less than total deposits made to the contract adjusted for partial withdrawals, (b) total deposits made to the contract adjusted for partial withdrawals plus a minimum return, (c) the highest contract value on a specified anniversary date adjusted for withdrawals following the contract anniversary, or (d) a minimum payment on a variable immediate annuity. These guarantees include benefits that are payable in the event of death, withdrawal or annuitization based upon the specific contract selected. The Company also issues universal life and variable life contracts where the Company provides to the contractholder a no-lapse guarantee.

     The assets supporting the variable portion of the traditional variable annuities, variable contracts with guarantees, universal life and variable life contracts are carried at fair value and reported as summary total separate account assets with an equivalent summary total reported for liabilities. For variable annuity contracts amounts assessed against the contractholders for mortality, administrative, and other services are included in revenue, changes in liabilities for minimum guarantees on deferred annuities are included in policyholder benefits, and changes in liabilities for the minimum guaranteed payments on variable immediate annuities are included in net realized investment gains on the consolidated statements of operations. For universal life and variable life contracts the amounts assessed against the contractholders for mortality, administrative, and other services are included in universal life and variable life policy fees and changes in liabilities for guaranteed benefits are included in policyholder benefits on the consolidated statements of operations. For variable annuity universal life and variable life contracts, separate account net investment income, net investment gains and losses, and the related liability changes are offset within the same line item on the consolidated statements of operations. There were no investment gains or losses on transfers of assets from the general account to the separate account during 2005 or 2006.

(11) CERTAIN NONTRADITIONAL LONG-DURATION CONTRACTS AND SEPARATE ACCOUNTS (CONTINUED)

     The Company's variable annuity contracts with guarantees may offer more than one type of guarantee in each contract; therefore, the amounts listed are not mutually exclusive. For guarantees of amounts in the event of death, the net amount at risk is defined as the current guaranteed minimum death benefit in excess of the current account balance at the balance sheet date. For guaranteed withdrawal amounts, the net amount at risk is defined as the guaranteed minimum withdrawal benefit base in excess of the current account balance at the balance sheet date. For guarantees of amounts at annuitization, the net amount at risk is defined as the present value of the minimum guaranteed annuity payments available to the contractholder determined in accordance with the terms of the contract in excess of the current account balance. For the guaranteed payout annuity floor, the net amount at risk is defined as the guaranteed benefit in excess of the current benefit payable measured as a monthly amount. For universal life and variable life contracts the net amount at risk is defined as the current death benefit in excess of the current balance, excluding reinsurance.

     At December 31, the Company had the following variable annuity contracts with guarantees:

     IN THOUSANDS                                       2006         2005
     ------------                                    ----------   ----------
     Return of net deposits:
        In the event of death
           Account value                             $1,731,681   $1,509,164
           Net amount at risk                        $    4,582   $    8,650
           Average attained age of contractholders         51.3         51.3
        As withdrawals are taken
           Account value                             $  148,249   $   43,050
           Net amount at risk                        $    5,076   $       26
           Average attained age of contractholders         61.5         60.5
     Return of net deposits plus a minimum return:
        In the event of death
           Account value                             $  119,910   $   95,063
           Net amount at risk                        $       --   $      409
           Average attained age of contractholders         57.4         57.2
        At annuitization
           Account value                             $  255,292   $  193,476
           Net amount at risk                        $       --   $       --
           Weighted average period remaining until
              expected annuitization (in years)             8.4          9.1

(11) CERTAIN NONTRADITIONAL LONG-DURATION CONTRACTS AND SEPARATE ACCOUNTS (CONTINUED)

     At December 31, the Company had the following variable annuity contracts with guarantees:

     IN THOUSANDS                                      2006       2005
     ------------                                    --------   --------
     Highest specified anniversary account value:
        In the event of death
           Account value                             $569,163   $469,989
           Net amount at risk                        $  3,801   $  6,779
           Average attained age of contractholders       52.0       51.9

     Guaranteed payout annuity floor:
           Account value                             $ 80,272   $ 77,208
           Net amount at risk                        $      7   $     15
           Average attained age of contractholders       67.5       67.0

     At December 31, the Company had the following universal life and variable life contracts with guarantees:

     IN THOUSANDS                                        2006          2005
     ------------                                    -----------   -----------
     Account value (general and separate accounts)   $ 2,258,787   $ 1,905,806
     Net amount at risk                              $35,694,634   $34,402,214
     Average attained age of policyholders                  46.0          46.0

     Liabilities for guarantees on variable contracts reflected in the general account as of December 31, 2006 are:

                                       MINIMUM       GUARANTEED       UNIVERSAL
                                      GUARANTEED        PAYOUT         LIFE AND
     IN THOUSANDS                   DEATH BENEFIT   ANNUITY FLOOR   VARIABLE LIFE
     ------------                   -------------   -------------   -------------
     Balance at beginning of year       $ 355          $ 8,354         $ 3,064
     Incurred guarantee benefits          596           (2,394)          8,522
     Paid guaranteed benefits            (237)            (144)         (4,386)
                                        -----          -------         -------
     Balance at end of year             $ 714          $ 5,816         $ 7,200
                                        =====          =======         =======

     Liabilities for guarantees on variable contracts reflected in the general account as of December 31, 2005 are:

                                       MINIMUM        GUARANTEED      UNIVERSAL
                                      GUARANTEED        PAYOUT         LIFE AND
     IN THOUSANDS                   DEATH BENEFIT   ANNUITY FLOOR   VARIABLE LIFE
     ------------                   -------------   -------------   -------------
     Balance at beginning of year       $ 221           $8,192         $   867
     Incurred guarantee benefits          321              353           4,813
     Paid guaranteed benefits            (187)            (191)         (2,616)
                                        -----           ------         -------
     Balance at end of year             $ 355           $8,354         $ 3,064
                                        =====           ======         =======

(11) CERTAIN NONTRADITIONAL LONG-DURATION CONTRACTS AND SEPARATE ACCOUNTS (CONTINUED)

     The minimum guaranteed death benefit liability and the guaranteed minimum income liability is determined each period end by estimating the expected value of death benefits in excess of the projected account balance and recognizing the excess ratably over the accumulation period based on total expected assessments. The guaranteed payout annuity floor benefits are considered to be derivatives under FASB Statement No. 133, ACCOUNTING FOR DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES, and are recognized at fair value through earnings. The universal life and variable life liabilities are determined by estimating the expected value of death benefits in excess of projected account balances and recognizing the excess ratably over the accumulation period based on total expected assessments. For variable annuity, universal life and variable life contracts with guarantees, the Company regularly evaluates estimates used and adjusts the additional liability balance, with a related charge or credit to benefit expense, if actual experience or other evidence suggests that earlier assumptions should be revised.

     The following assumptions and methodology were used to determine the minimum guaranteed death benefit liability on variable annuities at December 31, 2006 and 2005 (except where noted otherwise):

     - Data compiled from 10,000 stochastically generated investment performance scenarios and ranked by wealth factors. Projections were run using a sampling of these scenarios.

     - Mean investment performance was 9.68% and 10.37% for 2006 and 2005, respectively, and is consistent with DAC projections over a 10 year period.

     -    Annualized monthly standard deviation was 14.28%.

     -    Assumed mortality was 100% of the 1983a table.

     - Lapse rates varied by contract type and policy duration, ranging form 1% to 25%, with an average of 9%.

     - Discount rates varied by contract type and policy duration and were consistent with discount rates used in DAC models.

     The following assumptions and methodology, which are consistent with those used for DAC models, were used to determine the universal life and variable life liability at December 31, 2006 and 2005 (except where noted otherwise):

     -    Separate account investment performance assumption was 8%.

     -    Assumed mortality was 100% of pricing levels.

     -    Lapse rates varied by policy duration, ranging from 2% to 9%.

     - General account discount rate was 5.0% and 4.9% for 2006 and 2005, respectively.

     - Separate account discount rate was 7.73% and 7.75% for 2006 and 2005, respectively.

     Account balances for contracts with guarantees were invested in variable separate accounts by mutual fund grouping as follows at December 31:

                    VARIABLE ANNUITY CONTRACTS   VARIABLE LIFE CONTRACTS
                    --------------------------   -----------------------
     IN THOUSANDS        2006         2005          2006         2005
     ------------     ----------   ----------    ----------   ----------
     Equity           $1,699,138   $1,442,983    $1,505,776   $1,269,169
     Bond                277,878      234,960       108,476       95,231
     Balanced            249,131      226,537       184,714      152,762
     Money market         48,441       37,971        38,809       28,474
     Mortgage            124,236      130,880        61,504       56,928
     Real estate         102,202       78,093        51,913       35,987
                      ----------   ----------    ----------   ----------
        Total         $2,501,026   $2,151,424    $1,951,192   $1,638,551
                      ==========   ==========    ==========   ==========

(12) UNREMITTED PREMIUMS PAYABLE

     The Company acts as an agent of certain insurance underwriters and has a fiduciary responsibility to remit the appropriate percentage of monies collected from each financial institution customer to the corresponding insurance underwriters. The remittance is equal to the premiums collected from the financial institution customer, less any commissions earned by the Company. The Company recognizes a liability equal to the amount of the premiums that have not yet been remitted to the insurance underwriters. At December 31, 2006 and 2005, the liability associated with unremitted premiums payable was $12,888,000 and $15,109,000, respectively. As described in note 2, as of December 31, 2006 and 2005, the Company had restricted the use of $12,888,000 and $15,109,000, respectively, of its cash and cash equivalents to satisfy these premium remittance payables.

(13) NOTES PAYABLE

     In September 1995, the Company issued surplus notes with a face value of $125,000,000, at 8.25%, due in 2025. The surplus notes are subordinate to all current and future policyholders interests, including claims, and indebtedness of the Company. All payments of interest and principal on the notes are subject to the approval of the Minnesota Department of Commerce (Department of Commerce). As of December 31, 2006 and 2005, the approved accrued interest was $3,008,000. At December 31, 2006 and 2005, the balance of the surplus notes was $125,000,000. The issuance costs of $1,421,000 are deferred and amortized over 30 years on a straight-line basis. At December 31, 2006 and 2005, accumulated amortization was $497,000 and $408,000, respectively.

     At December 31, 2006, the aggregate minimum annual notes payable maturities for the next five years are as follows: 2007, $0; 2008, $0; 2009, $0; 2010, $0; 2011, $0; thereafter $125,000,000.

     Interest paid on debt for the years ended December 31, 2006, 2005 and 2004, was $10,402,000, $10,325,000 and $10,360,000, respectively.

(14) FAIR VALUE OF FINANCIAL INSTRUMENTS

     The estimated fair value of the Company's financial instruments has been determined using available market information as of December 31, 2006 and 2005. Although management is not aware of any factors that would significantly affect the estimated fair value, such amounts have not been comprehensively revalued since those dates. Therefore, estimates of fair value subsequent to the valuation dates may differ significantly from the amounts presented herein. Considerable judgment is required to interpret market data to develop the estimates of fair value. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts.

     Refer to note 2 for additional fair value disclosures concerning fixed maturity securities, equity securities, mortgages, private equity investments and derivatives. Fair values of mortgage loans are based upon discounted cash flows, quoted market prices and matrix pricing. The carrying amounts for policy loans, cash, cash equivalents, and finance receivables approximate the assets' fair values. The fair values of securities lending collateral assets and liabilities are based on quoted market prices.

     The interest rates on the finance receivables outstanding as of December 31, 2006 and 2005, are consistent with the rates at which loans would currently be made to borrowers of similar credit quality and for the same maturity; as such, the carrying value of the finance receivables outstanding as of December 31, 2006 and 2005, approximate the fair value for those respective dates.

     The fair values of deferred annuities and other fund deposits, which have guaranteed interest rates and surrender charges are estimated to be the amount payable on demand as of December 31, 2006 and 2005 as those investment contracts have no defined maturity, are similar to a deposit liability and are based on the current interest rate environment relative to the guaranteed interest rates. The amount payable on demand equates to the account balance less applicable surrender charges. Contracts without guaranteed interest rates and surrender charges have fair values equal to their accumulation values plus applicable market value adjustments.

     The fair values of supplementary contracts without life contingencies and annuity certain contracts are calculated using discounted cash flows, based on interest rates currently offered for similar products with maturities consistent with those remaining for the contracts being valued.

     Rates currently available to the Company for debt with similar terms and remaining maturities are used to estimate the fair value of notes payable.

     The carrying amounts and fair values of the Company's financial instruments, which were classified as assets as of December 31, were as follows:

                                                    2006                        2005
                                         -------------------------   -------------------------
                                           CARRYING        FAIR        CARRYING        FAIR
     IN THOUSANDS                           AMOUNT        VALUE         AMOUNT        VALUE
     ------------                        -----------   ------------  -----------   -----------
     Fixed maturity securities           $ 5,326,567   $ 5,326,567   $ 5,190,234   $ 5,190,234
     Equity securities                       725,807       725,807       683,290       683,290
     Mortgage loans, net                   1,133,784     1,147,210     1,020,427     1,059,985
     Finance receivables, net                162,991       162,991       146,408       146,408
     Policy loans                            297,312       297,312       279,699       279,699
     Private equity investments              325,619       325,619       268,535       268,535
     Fixed maturity securities on loan     1,306,167     1,306,167     1,278,941     1,278,941
     Equity securities on loan                79,215        79,215       119,087       119,087
     Derivative instruments                   23,886        23,886         6,997         6,997
     Cash and cash equivalents               165,075       165,075       284,283       284,283
     Securities held as collateral         1,430,984     1,430,984     1,439,254     1,439,254
     Separate account assets              12,272,433    12,272,433    10,600,016    10,600,016
                                         -----------   -----------   -----------   -----------
        Total financial assets           $23,249,840   $23,263,266   $21,317,171   $21,356,729
                                         ===========   ===========   ===========   ===========

     The carrying amounts and fair values of the Company's financial instruments, which were classified as liabilities as of December 31, were as follows:

                                                    2006                        2005
                                         -------------------------   -------------------------
                                           CARRYING       FAIR         CARRYING         FAIR
     IN THOUSANDS                           AMOUNT        VALUE         AMOUNT         VALUE
     ------------                        -----------   -----------   -----------   ------------
     Deferred annuities                  $ 1,950,751   $ 1,944,537   $ 1,988,262   $ 1,984,540
     Annuity certain contracts                58,865        60,057        56,855        58,877
     Other fund deposits                   1,245,959     1,238,361     1,192,209     1,193,762
     Supplementary contracts without
        life contingencies                    49,844        49,844        46,646        46,646
     Notes payable                           125,000       127,084       125,000       126,995
     Securities lending collateral         1,430,984     1,430,984     1,439,254     1,439,254
     Separate account liabilities         12,272,433    12,272,433    10,600,016    10,600,016
                                         -----------   -----------   -----------   -----------
        Total financial liabilities      $17,133,836   $17,123,300   $15,448,242   $15,450,090
                                         ===========   ===========   ===========   ===========

(15) BUSINESS COMBINATIONS

     Effective June 1, 2004, the Company completed the acquisition of Allied, a privately held independent distributor of credit union insurance and financial services products. The Company anticipates this acquisition will strengthen its leadership position in the credit union marketplace through the combination of each entity's respective strengths; manufacturing through Minnesota Life Insurance Company and distribution through Allied. The acquisition was accounted for under the purchase method of accounting as required by FASB Statement No. 141, BUSINESS COMBINATIONS (FAS 141), which requires that assets purchased and liabilities assumed be valued at fair value. Goodwill represents the excess of the purchase price over the fair value of the acquired tangible assets, assumed liabilities and identifiable intangible assets.

     The following summarizes the initial purchase price allocation and the subsequent changes to the Company's estimates of the fair values of assets and liabilities acquired and resulting goodwill from finalization of purchase accounting:

                                                                    CHANGE IN
                                         JUNE 1,     ADDITIONAL    FAIR VALUE   DECEMBER 31,
     IN THOUSANDS                         2004     CONSIDERATION   EVALUATION       2006
     ------------                       --------   -------------   ----------   ------------
     Cash                               $  8,504      $    --        $  50        $  8,554
     Property and equipment                1,250           --          129           1,379
     Intangible assets                    13,592           --           --          13,592
     Other assets                          3,388           --          169           3,557
     Other liabilities                   (16,012)          --         (169)        (16,181)
                                        --------      -------        -----        --------
        Net assets acquired               10,722           --          179          10,901
     Excess of cost over fair value -
        goodwill                          10,778       14,572         (179)         25,171
                                        --------      -------        -----        --------
        Allocated purchase price        $ 21,500      $14,572        $  --        $ 36,072
                                        ========      =======        =====        ========

     The Company paid an additional $1,000,000 in 2005 when a contractual obligation was met by the sellers. This payment resulted in an increase to goodwill. During 2005, the Company also completed the final fair value evaluation of assets acquired, resulting in a $179,000 decrease to goodwill.

     Of the $13,592,000 of value assigned to intangible assets, $2,146,000 was assigned to non-compete covenants specified in the purchase agreement to be amortized over a three-year period on a straight-line basis. The remaining assignment of intangible asset relates to the purchased customer/client relationships existing at the date of acquisition. The assigned value of $11,446,000 was supported through a discounted cash flow analysis that estimated the value and the useful life of the intangibles. These intangible assets are amortized on a straight line basis, over the estimated useful life of the underlying customer/client relationships, which ranges from three to ten years.

     In connection with the acquisition of Allied, the Company has agreed to pay additional consideration in future periods, based on either the fulfillment of certain requirements or the attainment of defined operating objectives. In accordance with FAS 141, the Company does not accrue contingent consideration obligations prior to the attainment of the objectives. During 2006, certain operating objectives were attained by Allied, which made it determinable beyond a reasonable doubt at December 31, 2006 that the Company would have to pay at least $13,572,000 of the $19,072,000 maximum potential payout pursuant to the agreement. As a result, the Company has recorded an additional $13,572,000 of goodwill and a corresponding liability as of December 31, 2006 on the consolidated balance sheets. Final determination and payout of the contingent consideration is likely to occur in 2007. Any additional amount paid in excess of the $13,572,000 recorded in 2006, is expected to be recorded as additional goodwill.

(16) GOODWILL AND INTANGIBLE ASSETS

     The amount of goodwill included on the consolidated balance sheets in goodwill and intangible assets, net, as of December 31, was as follows:

     IN THOUSANDS                     2006     2005
     ------------                   -------   -------
     Balance at beginning of year   $11,599   $10,778
     Adjustments to acquisition      13,572       821
                                    -------   -------
     Balance at end of year         $25,171   $11,599
                                    =======   =======

     Annual impairment testing of goodwill was completed in 2006. The Company uses appropriate measures on a case by case basis when testing goodwill impairment. Methods may include, but are not limited to, historical and future projected financial performance, discounted future cash flows and reviews of various pricing multiples. The Company's evaluation of goodwill completed during 2006 resulted in no impairment losses.

     The amount of intangible assets, excluding the value of business acquired assets (VOBA), included on the consolidated balance sheets in goodwill and intangible assets, net, as of December 31, was as follows:

     IN THOUSANDS                     2006     2005
     ------------                   -------   -------
     Balance at beginning of year   $ 9,453   $12,311
     Acquisitions                       775       200
     Amortization                    (2,947)   (3,058)
                                    -------   -------
     Balance at end of year         $ 7,281   $ 9,453
                                    =======   =======

     The Company has intangible assets resulting from acquisitions. Intangible assets acquired during 2006 included a non-compete agreement amortizable on a straight-line basis over three years and a customer list amortizable over its assigned economic useful life. The remaining intangible assets consist of a non-compete agreement and customer/client contracts, lists or relationships. These intangible assets are amortized on a straight-line basis over their estimated useful lives based on the related life of the underlying customer/client contract, list or relationship purchased, which vary in length between three to ten years. The non-compete agreement is amortized on a straight-line basis over three years. The appropriate estimated useful life for each intangible asset class is reviewed annually. A change in expected useful life could potentially indicate impairment of these assets. The Company completes annual impairment testing of all intangible assets. The annual review did not result in any changes to expected useful life.

     Amortization expense for 2006 and 2005 in the amount of $2,947,000 and $3,058,000, respectively, is included in general operating expenses. Projected amortization expense for the next five years is as follows: 2007, $2,420,000; 2008, $1,997,000; 2009, $1,044,000; 2010, $438,000; 2011,
     $404,000.

(17) RELATED PARTY TRANSACTIONS

     The Company has investment advisory agreements with an affiliate, Advantus Capital Management, Inc. (Advantus). Under these agreements, the Company pays quarterly investment management fees based on total assets managed. Investment management fees paid by the Company were $13,137,000, $12,913,000 and $12,407,000 during 2006, 2005 and 2004, respectively. As of
     December 31, 2006 and 2005, the amount due to Advantus under these agreements was $3,679,000 and $3,819,000, respectively.

     The Company also has an agreement with an affiliate, Securian Financial Services, Inc. (SFS). Under this agreement, SFS is the distributor of the Company's variable annuity and variable life products. Fees paid for performing compliance functions for these variable products by the Company totaled $4,235,000, $4,216,000 and $3,813,000 for the years ended December 31, 2006, 2005 and 2004, respectively.

     Under an assignment agreement with SFS, 12(b)-1 fees from the Advantus Series Fund Portfolios and the Waddell & Reed Target Portfolios are transferred to the Company. For the years ended December 31, 2006, 2005 and 2004, the amounts transferred were $13,699,000, $13,054,000, and
     $12,367,000, respectively.

     The Company has agreements with its affiliates for expenses including allocations for occupancy costs, data processing, compensation, advertising and promotion, and other administrative expenses, in which the Company incurs on behalf of its affiliates. At December 31, 2006 and 2005, the amount payable to the Company was $10,486,000 and $10,653,000, respectively. The amount of expenses incurred for the years ended December 31, 2006, 2005, and 2004 were $48,565,000, $44,468,000 and $42,322,000, respectively.

     During 2002, the Company sold a group variable universal life policy to Securian Financial Group, Inc. The Company received premiums of $2,000,000 in 2006, 2005 and 2004. No claims were paid during 2006, 2005 and 2004. As of December 31, 2006 and 2005, reserves held under this policy were $15,533,000 and $11,760,000, respectively.

(18) OTHER COMPREHENSIVE INCOME

     Comprehensive income is defined as any change in stockholder's equity originating from non-owner transactions. The Company has identified those changes as being comprised of net income, unrealized appreciation (depreciation) on securities and related adjustments.

     The components of comprehensive income (loss), other than net income are illustrated below:

     IN THOUSANDS                                            2006        2005       2004
     ------------                                          --------   ---------   --------
     Other comprehensive income (loss), before tax:
        Unrealized gains (loss) on securities              $ 65,449   $(121,334)  $ 74,513
           Reclassification adjustment for
              (gains) losses included in net income         (52,470)    (65,935)   (91,919)
        Adjustment to deferred policy acquisition costs       9,184      47,057     48,407
        Adjustment to reserves                                8,555      20,685      2,941
        Adjustment to unearned policy and contract fees      (1,131)     (7,794)    (7,112)
                                                           --------   ---------   --------
                                                             29,587    (127,321)    26,830
        Income tax expense (benefit) related to items of
           other comprehensive income                       (11,462)     44,406    (17,476)
                                                           --------   ---------   --------
        Other comprehensive income (loss), net of tax      $ 18,125   $ (82,915)  $  9,354
                                                           ========   =========   ========

(19) STOCK DIVIDENDS AND CAPITAL CONTRIBUTIONS

     During 2006, the Company declared and paid cash dividends to Securian Financial Group, Inc. totaling $65,000,000. Additionally, the Company declared and paid a dividend in the form of preferred stock to Securian Financial Group, Inc. totaling $805,000. During 2005, the Company declared and paid cash dividends to Securian Financial Group, Inc. totaling $12,500,000. During 2004, the Company declared and paid a dividend to Securian Financial Group, Inc. in the amount of $15,539,000. This dividend was in the form of tax increment financing note agreements with the City of St. Paul.

     Dividend payments by Minnesota Life Insurance Company to its parent cannot exceed the greater of 10% of statutory capital and surplus or the statutory net gain from operations as of the preceding year-end, as well as the timing and amount of dividends paid in the preceding 12 months, without prior approval from the Department of Commerce. Based on these limitations and 2006 statutory results, the maximum amount available for the payment of dividends during 2007 by Minnesota Life Insurance Company without prior regulatory approval is $171,088,000 after January 1, 2007.

     During 2005, Securian Financial Group, Inc. contributed capital to the Company in the amount of $6,900,000. This contribution was made in the form of cash. Additionally, during 2005, Securian Financial Group, Inc. contributed capital to the Company in the amount of $13,568,000, representing the affiliated stock of Securian Life Insurance Company. During 2004, Securian Financial Group, Inc. contributed capital to the Company in the amount of $55,000,000. This contribution was made in the form of cash and cash equivalents. Additionally, during 2004, Securian Financial Group, Inc. contributed capital to the Company in the amount of $3,164,000. This contribution was made in the form of real estate.

(20) COMMITMENTS AND CONTINGENCIES

     The Company is involved in various pending or threatened legal proceedings arising out of the normal course of business. In the opinion of management, the ultimate resolution of such litigation will likely not have a material adverse effect on consolidated operations or the financial position of the Company.

     In recent years, life insurance companies have been named as defendants in lawsuits, including class action lawsuits relating to life insurance and annuity pricing and sales practices. A number of these lawsuits have resulted in substantial jury awards or settlements against life insurers other than the Company.

     The financial services industry, including mutual fund, variable annuity, life insurance and distribution companies, has been the subject of increasing scrutiny by regulators, legislators and the media over the past few years. Many regulators, including the SEC, the National Association of Securities Dealers and the New York State Attorney General, have commenced industry-wide investigations regarding late trading and market timing in connection with mutual funds and variable insurance contracts, and have commenced enforcement actions against some mutual fund and life insurance companies on those issues. The Company has been contacted by the SEC, which is investigating market timing in certain mutual funds or in those types of insurance products offered by the Company. The Company has cooperated with these requests. Information requests from the SEC with respect to investigations into late trading and market timing were responded to by the Company and its affiliates and no further information requests have been received with respect to these matters.

     In addition, state and federal regulators have commenced investigations or other proceedings relating to compensation and bidding arrangements and possible anti-competitive activities between insurance producers and brokers and issuers of insurance products, and unsuitable sales and replacements by producers on behalf of the issuer. Also under investigation are compensation and revenue sharing arrangements between the issuers of variable insurance contracts and mutual funds or their affiliates, the use of side agreements and finite reinsurance agreements, and funding agreements. Related investigations and proceedings may be commenced in the future. The Company and/or its affiliates have been contacted by state and federal regulatory agencies for information relating to certain of these investigations. The Company is cooperating with regulators in connection with these requests.

     These proceedings are expected to continue in the future and could result in legal precedents and new industry-wide legislation, rules and regulations that could significantly affect the financial services industry, including life insurance and annuity companies. There can be no assurance that any such litigation or regulatory actions will not have a material adverse effect on the Company in the future.

     In the normal course of business, the Company seeks to limit its exposure to loss on any single insured and to recover a portion of benefits paid by ceding reinsurance to other insurance companies (reinsurers). To the extent that a reinsurer is unable to meet its obligations under the reinsurance agreement, the Company remains liable. The Company evaluates the financial condition of its reinsurers and monitors concentrations of credit risk to minimize its exposure to significant losses from reinsurer insolvencies. Allowances are established for amounts deemed uncollectible.

     The Company holds TBA securities with extended forward contract dates which represent a future commitment. As of December 31, 2006 and 2005, these securities were reported at fair value of $24,646,000 and $7,415,000, respectively.

     The Company has long-term commitments to fund private equity investments and real estate investments totaling $201,395,000 as of December 31, 2006. The Company estimates that $66,000,000 of these commitments will be invested in 2007, with the remaining $135,395,000 invested over the next four years.

     As of December 31, 2006, the Company had committed to purchase mortgage loans totaling $40,200,000 but had not completed the purchase transactions.

     As of December 31, 2006, the Company had committed to purchase corporate bonds totaling $4,200,000 but had not completed the purchase transactions.

     The Company has a long-term lease agreement with an affiliated company, Capitol City Property Management, Inc, for rental space in downtown St. Paul. Minimum gross rental commitments under the lease are as follows:
     2007, $11,267,000; 2008, $11,267,000; 2009, $11,267,000; 2010, $11,267,000;
     2011, $11,267,000. The Company sub-leases space in downtown St. Paul. Commitments to the Company from these agreements are as follows: 2007, $757,000; 2008, $722,000; 2009, $709,000; 2010, $573,000; 2011, $351,000.
     Lease expense net of sub-lease income for the years ended December 31, 2006, 2005 and 2004 was $8,558,000, $8,910,000, and $8,561,000,
     respectively. The Company also has long-term lease agreements with unaffiliated companies for office facilities and equipment. Minimum gross rental commitments under these leases are as follows: 2007, $2,604,000; 2008, $1,826,000; 2009, $1,530,000; 2010, $761,000; 2011, $260,000.

     At December 31, 2006, the Company had guaranteed the payment of $68,800,000 policyholder dividends and discretionary amounts payable in 2007. The Company has pledged fixed maturity securities, valued at $76,669,000 to secure this guarantee. Pursuant to the Escrow Trust Account Agreement dated December 13, 1991 between Minnesota Life Insurance Company and Wells Fargo Bank, N.A., the Company pays irrevocable dividends to certain policyholders of the Company. Policyholders may choose the form in which the irrevocable dividend is applied, which include the cash payment of the dividend to the policyholder, using the dividend to purchase additional coverage or to increase the cash value of the policy. The policyholders covered by the Escrow Trust Account Agreement primarily includes owners of certain individual life insurance policies issued by the Company, but does not include all of the dividend-paying insurance policies issued by the Company.

     The Company has a 100% coinsurance agreement for its individual disability line within its Individual Financial Security business unit. Under the terms of this agreement, assets supporting the reserves transferred to the reinsurer are held under a trust agreement for the benefit of the Company in the event that the reinsurer is unable to perform its obligations. At December 31, 2006 and 2005 the assets held in trust were $625,898,000 and $603,158,000, respectively. These assets are not reflected in the accompanying consolidated balance sheets.

     The Company has guaranteed the payment of benefits under certain of its affiliates' non-qualified pension plans in the event that the affiliate is unable to make such payment. This guarantee is unfunded, unsecured and may be amended, modified or waived with written consent by the parties to the agreement. Management does not consider an accrual necessary relating to these guarantees.

     The Company is contingently liable under state regulatory requirements for possible assessments pertaining to future insolvencies and impairments of unaffiliated insurance companies. The Company records a liability for future guaranty fund assessments based upon known insolvencies, according to data received from the National Organization of Life and Health Insurance Guaranty Association. At December 31, 2006 and 2005 the amount was immaterial to the consolidated financial statements. An asset is recorded for the amount of guaranty fund assessments paid, which can be recovered through future premium tax credits. This asset was $1,529,000 and $1,597,000 as of December 31, 2006 and 2005, respectively. These assets are being amortized over a five-year period.

     Occasionally, the Company will enter into arrangements where by certain lease obligations related to general agents' office space are guaranteed. Management does not consider an accrual necessary relating to these guarantees.

     In connection with the dissolution of MIMLIC Life Insurance Company, the Company has agreed to guarantee all obligations and liabilities of MIMLIC Life Insurance Company that arise in the normal course of business. Management does not consider an accrual necessary relating to this guarantee.

     In connection with the sale of a subsidiary company in 1997, the Company has guaranteed the adequacy of claim reserves transferred under the agreement for a period of 10 years subsequent to the date of transfer. To the extent that these reserves have either been over or under provided for, an exchange of the difference is required by the agreement. Management reevaluates this exposure each accounting period. At December 31, 2006 and 2005, a liability of $1,008,000 was included in other liabilities on the consolidated balance sheets.

     The Company has minimum compensation agreements with certain sales and employee groups, the terms of which expire at various times through 2009. Such agreements, which have been revised from time to time, provide for minimum compensation for these groups. The aggregate future minimum commitment under these agreements at December 31, 2006 was approximately $2,310,000.

(21) STATUTORY FINANCIAL DATA

     The Company's insurance operations, domiciled in the states of Minnesota and New York, prepare statutory financial statements in accordance with the accounting practices prescribed or permitted by the insurance departments of the states of domicile. Prescribed statutory accounting practices are those practices that are incorporated directly or by reference in state laws, regulations and general administrative rules applicable to all insurance enterprises domiciled in a particular state. Permitted statutory accounting practices include practices not prescribed by the domiciliary state, but allowed by the domiciliary state regulatory authority. The Company's insurance operations have no material statutory accounting practices that differ from those of the state of domicile or the NAIC accounting practices. See note 19 for discussion of statutory dividend limitations.

     On a statutory accounting basis, the Company reported net income of $172,804,000 in 2006, $159,919,000 in 2005, and $155,796,000 in 2004.
     Statutory surplus of these operations was $1,710,884,000 and $1,585,280,000 as of December 31, 2006 and 2005, respectively.

(22) SUBSEQUENT EVENTS

     Minnesota Life Insurance Company has signed a letter of intent to sell Northstar Life Insurance Company, a New York domiciled life insurance company, to an unaffiliated insurance company. As part of this transaction, any policies or contracts remaining in Northstar Life Insurance Company as of the sale date will be 100% reinsured to Securian Life Insurance Company through a coinsurance agreement. Northstar Life Insurance Company is licensed in New York only, while Securian Life Insurance Company is licensed in all 50 states. As of December 31, 2006, Northstar Life Insurance Company had total assets of $40,477,000 and liabilities of $14,379,000 included in the consolidated balance sheets of the Company. Subject to regulatory approval, the Company expects the sale to close in June 2007.

                MINNESOTA LIFE INSURANCE COMPANY AND SUBSIDIARIES
SCHEDULE I - SUMMARY OF INVESTMENTS - OTHER THAN INVESTMENTS IN RELATED PARTIES
                                DECEMBER 31, 2006
                                 (In thousands)

                                                                               AS SHOWN
                                                                                ON THE
                                                                             CONSOLIDATED
                                                                  MARKET        BALANCE
TYPE OF INVESTMENT                                   COST (3)      VALUE       SHEET (1)
                                                   ----------   ----------   ------------
Fixed maturity securities
   U.S. government                                 $   26,962   $   27,252    $   27,252
   Agencies not backed by the full faith and
      credit of the U.S. government                    22,881       24,448        24,448
   Foreign governments                                  1,753        1,833         1,833
   Public utilities                                   538,608      549,644       549,644
   Asset-backed securities                            310,638      313,203       313,203
   Mortgage-backed securities                       1,543,580    1,561,008     1,561,008
   All other corporate fixed maturity securities    2,818,946    2,849,179     2,849,179
                                                   ----------   ----------    ----------
      Total fixed maturity securities               5,263,368    5,326,567     5,326,567
                                                   ----------   ----------    ----------

Equity securities:
   Common stocks:
      Public utilities                                  3,846        4,845         4,845
      Banks, trusts and insurance companies           121,750      166,062       166,062
      Industrial, miscellaneous and all other         447,032      550,647       550,647
   Nonredeemable preferred stocks                       4,259        4,253         4,253
                                                   ----------   ----------    ----------
      Total equity securities                         576,887      725,807       725,807
                                                   ----------   ----------    ----------

Mortgage loans on real estate                       1,133,784       xxxxxx     1,133,784
Real estate (2)                                           755       xxxxxx           755
Policy loans                                          297,312       xxxxxx       297,312
Other investments                                     181,964       xxxxxx       181,964
Private equity investments                            286,700       xxxxxx       325,619
Derivative investments                                 23,886       xxxxxx        23,886
Fixed maturity securities on loan                   1,308,071       xxxxxx     1,306,167
Equity securities on loan                              54,495       xxxxxx        79,215
                                                   ----------                 ----------
      Total                                         3,286,967       xxxxxx     3,348,702
                                                   ----------                 ----------
Total investments                                  $9,127,222       xxxxxx    $9,401,076
                                                   ==========                 ==========

(1) Fair value for common stocks and fixed maturity securities classified as available-for-sale.

(2) The carrying value of real estate acquired in satisfaction of indebtedness is $ -0-.

(3) Original cost reduced by impairment write-downs for equity securities and original cost reduced by repayments and impairment write-downs and adjusted for amortization of premiums and accrual of discounts for fixed maturity securities and other investments.

See accompanying report of independent registered public accounting firm.

                MINNESOTA LIFE INSURANCE COMPANY AND SUBSIDIARIES
               SCHEDULE III - SUPPLEMENTARY INSURANCE INFORMATION
                                 (In thousands)

                                         AS OF DECEMBER 31,
                        -------------------------------------------------------
                                      FUTURE POLICY
                          DEFERRED      BENEFITS,                  OTHER POLICY
                           POLICY    LOSSES, CLAIMS                 CLAIMS AND
                        ACQUISITION  AND SETTLEMENT    UNEARNED      BENEFITS
       SEGMENT             COSTS      EXPENSES (1)   PREMIUMS (2)     PAYABLE
----------------------  -----------  --------------  ------------  ------------
2006:
   Life insurance         $636,082     $2,899,758      $222,080      $199,244
   Accident and
      health insurance      67,863        725,059        44,017        26,211
   Annuity                 168,636      3,573,357            42            48
                          --------     ----------      --------      --------
                          $872,581     $7,198,174      $266,139      $225,503
                          ========     ==========      ========      ========

2005:
   Life insurance         $607,463     $2,807,696      $197,776      $180,688
   Accident and
      health insurance      63,685        704,302        29,877        24,812
   Annuity                 152,609      3,568,234            31            57
                          --------     ----------      --------      --------
                          $823,757     $7,080,232      $227,684      $205,557
                          ========     ==========      ========      ========

2004:
   Life insurance         $526,326     $2,758,353      $180,596      $146,579
   Accident and
      health insurance      66,502        695,602        31,443        22,793
   Annuity                 128,227      3,462,700            18           327
                          --------     ----------      --------      --------
                          $721,055     $6,916,655      $212,057      $169,699
                          ========     ==========      ========      ========

                                                FOR THE YEARS ENDED DECEMBER 31,
                        -----------------------------------------------------------------------------
                                                                 AMORTIZATION
                                                    BENEFITS,     OF DEFERRED
                                         NET     CLAIMS, LOSSES     POLICY       OTHER
                          PREMIUM    INVESTMENT  AND SETTLEMENT   ACQUISITION  OPERATING    PREMIUMS
       SEGMENT          REVENUE (3)    INCOME     EXPENSES (5)       COSTS      EXPENSES  WRITTEN (4)
----------------------  -----------  ----------  --------------  ------------  ---------  -----------
2006:
   Life insurance        $1,483,066   $276,838     $1,343,646      $140,362     $433,882      $--
   Accident and
      health insurance      144,927     12,187         62,727        17,126       83,475       --
   Annuity                  135,099    211,375        193,909        27,144      124,959       --
                         ----------   --------     ----------      --------     --------      ---
                         $1,763,092   $500,400     $1,600,282      $184,632     $642,316      $--
                         ==========   ========     ==========      ========     ========      ===

2005:
   Life insurance        $1,319,853   $269,231     $1,169,894      $123,387     $427,570      $--
   Accident and
      health insurance      127,013     11,143         49,012        15,527       73,887       --
   Annuity                  136,646    206,639        207,339        23,596      123,477       --
                         ----------   --------     ----------      --------     --------      ---
                         $1,583,512   $487,013     $1,426,245      $162,510     $624,934      $--
                         ==========   ========     ==========      ========     ========      ===

2004:
   Life insurance        $1,208,310   $238,378     $1,064,797      $134,768     $410,621      $--
   Accident and
      health insurance      128,773     11,478         57,185        12,896       74,682       --
   Annuity                  123,551    209,756        201,727        22,224      121,702       --
                         ----------   --------     ----------      --------     --------      ---
                         $1,460,634   $459,612     $1,323,709      $169,888     $607,005      $--
                         ==========   ========     ==========      ========     ========      ===

(1)  Includes policy and contract account balances

(2)  Includes unearned policy and contract fees

(3)  Includes policy and contract fees

(4)  Applies only to property and liability insurance

(5)  Includes policyholder dividends

See accompanying report of independent registered public accounting firm.

                MINNESOTA LIFE INSURANCE COMPANY AND SUBSIDIARIES
                            SCHEDULE IV - REINSURANCE
                  YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004
                                 (In thousands)

                                                                                                 PERCENTAGE
                                                       CEDED TO    ASSUMED FROM                   OF AMOUNT
                                          GROSS         OTHER          OTHER          NET          ASSUMED
                                         AMOUNT       COMPANIES      COMPANIES       AMOUNT        TO NET
                                      ------------   -----------   ------------   ------------   ----------
2006: Life insurance in force         $419,319,492   $63,028,552   $154,997,537   $511,288,477      30.3%
                                      ============   ===========   ============   ============
   Premiums:
      Life insurance                  $    834,505   $    67,063   $    364,099   $  1,131,541      32.2%
      Accident and health insurance        220,054        85,416         10,289        144,927       7.1%
      Annuity                               32,354            --            117         32,471       0.4%
                                      ------------   -----------   ------------   ------------
         Total premiums               $  1,086,913   $   152,479   $    374,505   $  1,308,939      28.6%
                                      ============   ===========   ============   ============

2005: Life insurance in force         $365,941,212   $54,429,939   $131,535,964   $443,047,237      29.7%
                                      ============   ===========   ============   ============
   Premiums:
      Life insurance                  $    756,902   $    53,260   $    309,714   $  1,013,356      30.6%
      Accident and health insurance        202,025        75,772            760        127,013       0.6%
      Annuity                               43,426            --             41         43,467       0.1%
                                      ------------   -----------   ------------   ------------
         Total premiums               $  1,002,353   $   129,032   $    310,515   $  1,183,836      26.2%
                                      ============   ===========   ============   ============

2004: Life insurance in force         $329,081,364   $47,795,013   $104,062,955   $385,349,306      27.0%
                                      ============   ===========   ============   ============
   Premiums:
      Life insurance                  $    684,749   $    47,738   $    275,004   $    912,015      30.2%
      Accident and health insurance        202,718        74,493            548        128,773       0.4%
      Annuity                               37,246            --            552         37,798        --
                                      ------------   -----------   ------------   ------------
         Total premiums               $    924,713   $   122,231   $    276,104   $  1,078,586      25.6%
                                      ============   ===========   ============   ============

See accompanying report of independent registered public accounting firm.

PART C: OTHER INFORMATION

Item 26. Exhibits

The exhibits to this Registration Statement are listed in the Exhibit Index hereto and are incorporated herein by reference.

Item 27. Directors and Officers of the Minnesota Life Insurance Company

NAME AND PRINCIPAL                         POSITION AND OFFICES
BUSINESS ADDRESS                           MINNESOTA LIFE INSURANCE COMPANY
------------------                         --------------------------------
Brian C. Anderson                          Second Vice President
Minnesota Life Insurance Company
400 Robert Street North
St. Paul, MN 55101

Mary K. Brainerd                           Director
HealthPartners
8170 33rd Avenue South
Bloomington, MN 55425

John W. Castro                             Director
Merrill Corporation
One Merrill Circle
St. Paul, MN 55108

Jenean C. Cordon                           Vice President
Minnesota Life Insurance Company
400 Robert Street North
St. Paul, MN 55101

John J. Coughlan                           Director
XATA Corporation
151 E. Cliff Road
Burnsville, MN 55337

Susan L. Ebertz                            Vice President - Group Insurance
Minnesota Life Insurance Company           Services
400 Robert Street North
St. Paul, MN 55101

Robert J. Ehren                            Senior Vice President - Life
Minnesota Life Insurance Company           Product Manufacturing
400 Robert Street North
St. Paul, MN 55101

Craig J. Frisvold                          Vice President - Individual
Minnesota Life Insurance Company           Underwriting and Claims
400 Robert Street North
St. Paul, MN 55101

Sara H. Gavin                              Director
Weber Shandwick Minneapolis
8000 Norman Center Drive
Suite 400
Bloomington, MN 55437

John E. Gherty                             Director
2255 South Shore Boulevard
White Bear Lake, MN 55110

John F. Grundhofer                         Director
U.S. Bancorp
800 Nicollet Mall
Suite 2870
Minneapolis, MN 55402

Thomas A. Gustafson                        Second Vice President
Minnesota Life Insurance Company
400 Robert Street North
St. Paul, MN 55101

Mark B. Hier                               Second Vice President
Minnesota Life Insurance Company
400 Robert Street North
St. Paul, MN 55101

John H. Hooley                             Director
4623 McDonald Drive Overlook
Stillwater, MN 55082

James E. Johnson                           Executive Vice President
Minnesota Life Insurance Company
400 Robert Street North
St. Paul, MN 55101

Wilford J. Kavanaugh                       Vice President - Securian
Minnesota Life Insurance Company           Distribution Management
400 Robert Street North
St. Paul, MN 55101

David J. LePlavy                           Second Vice President
Minnesota Life Insurance Company
400 Robert Street North
St. Paul, MN 55101

Richard L. Manke                           Vice President
Minnesota Life Insurance Company
400 Robert Street North
St. Paul, MN 55101

Anthony J. Martins                         Second Vice President
Minnesota Life Insurance Company
400 Robert Street North
St. Paul, MN 55101

Jean Delaney Nelson                        Senior Vice President
Minnesota Life Insurance Company
400 Robert Street North
St. Paul, MN 55101

Maria H. O'Phelan                          Second Vice President
Minnesota Life Insurance Company
400 Robert Street North
St. Paul, MN 55101

Robert M. Olafson                          Senior Vice President
Minnesota Life Insurance Company
400 Robert Street North
St. Paul, MN 55101

H. Geoffrey Peterson                       Second Vice President
Minnesota Life Insurance Company
400 Robert Street North
St. Paul, MN 55101

Dennis E. Prohofsky                        Director and Secretary
Minnesota Life Insurance Company
400 Robert Street North
St. Paul, MN 55101

Dwayne C. Radel                            Director, Senior Vice President
Minnesota Life Insurance Company           and General Counsel
400 Robert Street North
St. Paul, MN 55101

Trudy A. Rautio                            Director
Carlson
701 Carlson Parkway
Minnetonka, MN 55305-8215

Robert L. Senkler                          Chairman, President and Chief
Minnesota Life Insurance Company           Executive Officer
400 Robert Street North
St. Paul, MN 55101

Gregory S. Strong                          Senior Vice President
Minnesota Life Insurance Company           and Treasurer
400 Robert Street North
St. Paul, MN 55101

Nancy R. Swanson                           Second Vice President
Minnesota Life Insurance Company
400 Robert Street North
St. Paul, MN 55101

Randy F. Wallake                           Director, Executive Vice President
Minnesota Life Insurance Company           & Vice Chair
400 Robert Street North
St. Paul, MN 55101

Loyall E. Wilson                           Second Vice President
Minnesota Life Insurance Company
400 Robert Street North
St. Paul, MN 55101

Nancy L. Winter                            Second Vice President
Minnesota Life Insurance Company
400 Robert Street North
St. Paul, MN 55101

Warren J. Zaccaro                          Director, Executive Vice President
Minnesota Life Insurance Company           and Chief Financial Officer
400 Robert Street North
St. Paul, MN 55101

Item 28. Persons Controlled by or Under Common Control with Minnesota Life Insurance Company or Minnesota Life Individual Variable Universal Life Account

Wholly-owned subsidiary of Minnesota Mutual Companies, Inc.:

     Securian Holding Company (Delaware)

Wholly-owned subsidiaries of Securian Holding Company:

     Securian Financial Group, Inc. (Delaware)
     Capitol City Property Management, Inc.
     Robert Street Property Management, Inc.

Wholly-owned subsidiaries of Securian Financial Group, Inc.

     Minnesota Life Insurance Company
     Securian Financial Network, Inc.
     Securian Ventures, Inc.
     Advantus Capital Management, Inc.
     Securian Financial Services, Inc.
     Securian Casualty Company
     CNL Financial Corporation (Georgia)

Wholly-owned subsidiaries of Minnesota Life Insurance Company:

     Personal Finance Company LLC (Delaware)
     Enterprise Holding Corporation
     Allied Solutions, L.L.C. (Indiana)
     Securian Life Insurance Company

Wholly-owned subsidiaries of Enterprise Holding Corporation:

     Financial Ink Corporation
     Oakleaf Service Corporation
     Lafayette Litho, Inc.
     MIMLIC Funding, Inc.
     MCM Funding 1997-1, Inc.
     MCM Funding 1998-1, Inc.

Wholly-owned subsidiaries of Securian Financial Network, Inc.:

     Securian Financial Network, Inc. (Alabama)
     Securian Financial Network, Inc. (Nevada)
     Securian Financial Network, Inc. (Oklahoma)
     Securian Financial Network Insurance Agency, Inc. (Massachusetts)

Wholly-owned subsidiaries of CNL Financial Corporation:

     Cherokee National Life Insurance Company (Georgia)
     CNL/Insurance America, Inc. (Georgia)
     CNL/Resource Marketing Corporation (Georgia)
     Commodore National Reinsurance Company, Ltd.

Open-end registered investment company offering shares solely to separate accounts of Minnesota Life Insurance Company:

     Advantus Series Fund, Inc.

Majority-owned subsidiary of  Securian Financial Group, Inc.:

     Securian Trust Company, N.A.

Fifty percent-owned subsidiary of Enterprise Holding Corporation:

     CRI Securities, LLC

Unless indicated otherwise parenthetically, each of the above corporations is a Minnesota corporation.

Item 29. Indemnification

The State of Minnesota has an indemnification statute (Minnesota Statutes 300.083), as amended, effective January 1, 1984, which requires indemnification of individuals only under the circumstances described by the statute. Expenses incurred in the defense of any action, including attorneys' fees, may be advanced to the individual after written request by the board of directors upon receiving an undertaking from the individual to repay any amount advanced unless it is ultimately determined that he or she is entitled to be indemnified by the corporation as authorized by the statute and after a determination that the facts then known to those making the determination would not preclude indemnification.

Indemnification is required for persons made a part to a proceeding by reason of their official capacity so long as they acted in good faith, received no improper personal benefit and have not been indemnified by another organization. In the case of a criminal proceeding, they must also have had no reasonable cause to believe the conduct was unlawful. In respect to other acts arising out of official capacity: (1) where the person is acting directly for the corporation there must be a reasonable belief by the person that his or her conduct was in the best interests of the corporation or, (2) where the person is serving another organization or plan at the request of the corporation, the person must have reasonably believed that his or her conduct was not opposed to the best interests of the corporation. In the case of persons not directors, officers or policy-making employees, determination of eligibility for indemnification may be made by a board-appointed committee of which a director is a member. For other employees, directors and officers, the determination of eligibility is made by the Board or a committee of the Board, special legal counsel, the shareholder of the corporation or pursuant to a judicial proceeding.

Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of Minnesota Life Insurance Company and the Minnesota Life Individual Variable Universal Life Account pursuant to the foregoing provisions, or otherwise, Minnesota Life Insurance Company and the Minnesota Life Individual Variable Universal Life Account have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by Minnesota Life Insurance Company and the Minnesota Life

Individual Variable Universal Life Account of expenses incurred or paid by a director, officer or controlling person of Minnesota Life Insurance Company and the Minnesota Life Individual Variable Universal Life Account in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, Minnesota Life Insurance Company and the Minnesota Life Individual Variable Universal Life Account will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Item 30. Principal Underwriters

          (a) Securian Financial Services, Inc. currently acts as a principal underwriter for the following investment companies:

               Variable Fund D
               Variable Annuity Account
               Minnesota Life Variable Life Account
               Minnesota Life Variable Universal Life Account
               Securian Life Variable Universal Life Account

          (b) The name and principal business address, positions and offices with Securian Financial Services, Inc., of each director and officer of Securian Financial Services, Inc. is as follows:

NAME AND PRINCIPAL                  POSITIONS AND OFFICES
BUSINESS ADDRESS                    WITH UNDERWRITER
---------------------------------   --------------------------------
Kimberly K. Carpenter               Assistant Secretary
Securian Financial Services, Inc.
400 Robert Street North
St. Paul, MN 55101

George I. Connolly                  President, Chief Executive
Securian Financial Services, Inc.   Officer and Director
400 Robert Street North
St. Paul, MN 55101

Lynda S. Czarnetzki                 Vice President - Financial
Securian Financial Services, Inc.   Management and Treasurer
400 Robert Street North
St. Paul, MN 55101

Richard A. Diehl                    Vice President and
Securian Financial Services, Inc.   Chief Investment Officer
400 Robert Street North
St. Paul, MN 55101

Scott C. Thorson                    Vice President - Operations
Securian Financial Services, Inc.
400 Robert Street North
St. Paul, MN 55101

Allen L. Peterson                   Assistant Secretary
Securian Financial Services, Inc.
400 Robert Street North
St. Paul, MN 55101

Dwayne C. Radel                     Director
Minnesota Life Insurance Company
400 Robert Street North
St. Paul, MN 55101

Loyall E. Wilson                    Vice President, Chief Compliance
Securian Financial Services, Inc.   Officer and Secretary
400 Robert Street North
St. Paul, MN 55101

Warren J. Zaccaro                   Director
Minnesota Life Insurance Company
400 Robert Street North
St. Paul, MN 55101

          (c) All commissions and other compensation received by each principal underwriter, directly or indirectly, from the Registrant during the Registrant's last fiscal year:

     NAME OF         NET UNDERWRITING   COMPENSATION ON
    PRINCIPAL          DISCOUNTS AND     REDEMPTION OR     BROKERAGE        OTHER
   UNDERWRITER          COMMISSIONS      ANNUITIZATION    COMMISSIONS   COMPENSATION
   -----------          -----------      -------------    -----------   ------------
Securian Financial
   Services, Inc.            $0                --              --             --

Item 31. Location of Accounts and Records

The accounts, books and other documents required to be maintained by Section 31(a) of the 1940 Act and the Rules promulgated thereunder are in the physical possession of Minnesota Life Insurance Company, St. Paul, Minnesota 55101.

Item 32. Management Services

None.

Item 33. Fee Representation

Minnesota Life Insurance Company hereby represents that, as to the variable universal life insurance policies which are the subject of this Registration Statement, File No. 333-144604, the fees and charges deducted under the policies, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred and the risks assumed by Minnesota Life Insurance Company.

                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant, Minnesota Life Individual Variable Universal Life Account, has duly caused this Registration Statement to be signed on its behalf by the undersigned, duly authorized, in the City of Saint Paul and the State of Minnesota on the 7th day of December, 2007.


                                        MINNESOTA LIFE INDIVIDUAL VARIABLE
                                        UNIVERSAL LIFE ACCOUNT
                                                      (Registrant)

                                        By: MINNESOTA LIFE INSURANCE COMPANY
                                                       (Depositor)


                                        By      /s/ Robert L. Senkler
                                           -------------------------------------
                                                    Robert L. Senkler
                                                 Chairman of the Board,
                                          President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933 (and the Investment Company Act of 1940), the Depositor, Minnesota Life Insurance Company, has duly caused this Registration Statement to be signed on its behalf by the undersigned, duly authorized, in the City of St. Paul and State of Minnesota on the 7th day of December, 2007.

                                        MINNESOTA LIFE INSURANCE COMPANY
                                           (Depositor)

                                        By      /s/ Robert L. Senkler
                                           -------------------------------------
                                                    Robert L. Senkler
                                                 Chairman of the Board,
                                          President and Chief Executive Officer

As required by the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities with the Depositor and on the dates indicated.

             SIGNATURE                             TITLE                    DATE
             ---------                             -----                    ----


/s/ Robert L. Senkler                 Chairman, President and          December 7, 2007
-----------------------------------   Chief Executive Officer
Robert L. Senkler


                                      Director
-----------------------------------
Mary K. Brainerd


*                                     Director
-----------------------------------
John W. Castro


                                      Director
-----------------------------------
John J. Coughlan


                                      Director
-----------------------------------
Sara H. Gavin



*                                     Director
-----------------------------------
John E. Gherty


*                                     Director
-----------------------------------
John F. Grundhofer


*                                     Director
-----------------------------------
John H. Hooley


*                                     Director
-----------------------------------
Dennis E. Prohofsky

*                                     Director
-----------------------------------
Dwayne C. Radel

*                                     Director
-----------------------------------
Trudy A. Rautio


*                                     Director
-----------------------------------
Randy F. Wallake


*                                     Director
-----------------------------------
Warren J. Zaccaro

             SIGNATURE                             TITLE                    DATE
             ---------                             -----                    ----


/s/ Warren J. Zaccaro                 Executive Vice President       December 7, 2007
-----------------------------------   and Chief Financial Officer
Warren J. Zaccaro                     (chief financial officer)


/s/ Warren J. Zaccaro                 Executive Vice President       December 7, 2007
-----------------------------------   and Chief Financial Officer
Warren J. Zaccaro                     (chief accounting officer)


/s/ Gregory S. Strong                 Senior Vice President, Chief   December 7, 2007
-----------------------------------   Actuary and Treasurer
Gregory S. Strong                     (treasurer)


/s/ Dwayne C. Radel                   Attorney-in-Fact               December 7, 2007
-----------------------------------
Dwayne C. Radel


* Pursuant to power of attorney dated October 15, 2007, a copy of which is filed herewith.

                                  EXHIBIT INDEX

EXHIBIT NUMBER   DESCRIPTION OF EXHIBIT
--------------   ----------------------
26(a)            Resolution of the Board of Directors of Minnesota Life Insurance Company
                 establishing the Minnesota Life Individual Variable Universal Life Account,
                 previously filed on July 16, 2007 as exhibit 26(a) to Minnesota Life Individual
                 Variable Universal Life Account's Form N-6, File Number 333-144604, Initial
                 Registration Statement, is hereby incorporated by reference.

26(b)            Not Applicable.

26(c)(1)         Agent's Contract issued by Minnesota Life Insurance Company.

26(c)(2)         General Agent's Contract issued by Minnesota Life Insurance Company.

26(c)(3)         Distribution Agreement between and among Minnesota Life Insurance Company and
                 Securian Financial Services, Inc.

26(d)(1)         Minnesota Life Accumulator Variable Adjustable Universal Life Policy 07-660 Variable
                 Universal Life, previously filed on July 16, 2007 as exhibit 26(d)(1) to Minnesota
                 Life Individual Variable Universal Life Account's Form N-6, File Number 333-144604,
                 Initial Registration Statement, is hereby incorporated by reference.

26(d)(2)         Family Term Agreement - Children, form 07-904U, previously filed on July 16, 2007 as exhibit 26(d)(2) to Minnesota Life Individual Variable Universal Life Account's
                 Form N-6, File Number 333-144604, Initial Registration Statement, is hereby incorporated by reference.

26(d)(3)         Overloan Protection Agreement, form 07-910, previously filed on July 16, 2007 as exhibit 26(d)(3) to Minnesota Life Individual Variable Universal Life Account's Form N-6,
                 File Number 333-144604, Initial Registration Statement, is hereby incorporated by reference.

26(d)(4)         Waiver of Charges Agreement, form 07-919, previously filed on July 16, 2007 as exhibit 26(d)(4) to Minnesota Life Individual Variable Universal Life Account's Form N-6,
                 File Number 333-144604, Initial Registration Statement, is hereby incorporated by reference.

26(d)(5)         Allocation Options For New Issue, form F48653 Rev 5-2006, previously filed on July 16, 2007 as exhibit 26(d)(5) to Minnesota Life Individual Variable Universal Life Account's Form N-6,
                 File Number 333-144604, Initial Registration Statement, is hereby incorporated by reference.

26(d)(6)         Endorsement, form E. 1510previously filed on July 16, 2007 as exhibit 26(d)(6) to Minnesota
                 Life Individual Variable Universal Life Account's Form N-6, File Number 333-144604, Initial
                 Registration Statement, is hereby incorporated by reference.

26(d)(7)         Death Benefit Guarantee Agreement, form 06-947, previously filed on July 16, 2007 as exhibit 26(d)(7) to Minnesota Life Individual Variable Universal Life Account's Form N-6,
                 File Number 333-144604, Initial Registration Statement, is hereby incorporated by reference.

26(d)(8)         Term Insurance Agreement, form 06-944R, previously filed on July 16, 2007 as exhibit
                 26(d)(8) to Minnesota Life Individual Variable Universal Life Account's Form N-6, File
                 Number 333-144604, Initial Registration Statement, is hereby incorporated by reference.

26(d)(9)         Exchange of Insureds Agreement, form 06-914, previously filed on July 16, 2007 as exhibit 26(d)(9) to Minnesota Life Individual Variable Universal Life Account's Form N-6,
                 File Number 333-144604, Initial Registration Statement, is hereby incorporated by reference.

26(d)(10)        Accelerated Benefit Agreement, form 02-931, previously filed on July 16, 2007 as exhibit 26(d)(10) to Minnesota Life Individual Variable Universal Life Account's Form N-6,
                 File Number 333-144604, Initial Registration Statement, is hereby incorporated by reference.

26(d)(11)        Waiver of Premium Agreement, form 06-917, previously filed on July 16, 2007 as exhibit
                 26(d)(11) to Minnesota Life Individual Variable Universal Life Account's Form N-6, File
                 Number 333-144604, Initial Registration Statement, is hereby incorporated by reference.

26(e)(1)         Application Part 1 - New Issue, form F59410 Rev 3-2006, previously filed on July 16, 2007 as exhibit 26(3)(1) to Minnesota Life Individual Variable Universal Life Account's Form N-6,
                 File Number 333-144604, Initial Registration Statement, is hereby incorporated by reference.

26(e)(2)         Application Part 3 - New Issue, form F59536 Rev 3-2006, previously filed on July 16, 2007 as exhibit 26(3)(2) to Minnesota Life Individual Variable Universal Life Account's Form N-6,
                 File Number 333-144604, Initial Registration Statement, is hereby incorporated by reference

26(e)(3)         Policy Change Application Part 3 (Underwriting Required) - Agreements and Authorizations,
                 form F59534 Rev 3-2006, previously filed on July 16, 2007 as exhibit 26(e)(3) to Minnesota
                 Life Individual Variable Universal Life Account's Form N-6, File Number 333-144604, Initial
                 Registration Statement, is hereby incorporated by reference.

26(e)(4)         Policy Change Application - No Underwriting Required, form F59537 Rev 3-2006, previously filed on July 16, 2007 as exhibit 26(e)(4) to Minnesota Life Individual Variable Universal
                 Life Account's Form N-6, File Number 333-144604, Initial Registration Statement, is hereby incorporated by reference.

26(e)(5)         Policy Change Application Part 1 - (Underwriting Required), form F59538 Rev 3-2006, previously filed on July 16, 2007 as exhibit 26(e)(5) to Minnesota Life Individual Variable
                 Universal Life Account's Form N-6, File Number 333-144604, Initial Registration Statement, is
                 hereby incorporated by reference.

26(f)(1) Restated Certificate of Incorporation of the Depositor, previously filed as exhibit 27(f)(1) to Minnesota Life's
                 Variable Life Account's Form N-6, File Number 333-109853,
                 Initial Registration Statement, on October 21, 2003, is hereby incorporated by reference.

26(f)(2) Bylaws of the Depositor, previously filed as exhibit 26(f)(2) to Minnesota Life Variable Life Account's Form N-6, File Number
                 333-120704, Initial Registration Statement, on November 23,
                 2004, is hereby incorporated by reference.

26(g)            YRT Reinsurance Template; Reinsurance Agreement between Minnesota
                 Life Insurance Company and Reinsurer.

26(h)(1)(i)      Shareholder Information Agreement between Advantus Series Fund, Inc.
                 and Minnesota Life Insurance Company, filed on April 20, 2007 as
                 Exhibit 26(h)(1)(iv) to Registrant's Form N-6, File Number 33-85496,
                 Post-Effective Amendment Number 17, is hereby incorporated by reference.

26(h)(1)(ii)     Participation Agreement among Advantus Series Fund, Inc., Advantus
                 Capital Management, Inc. and Minnesota Life Insurance Company -
                 Previously filed on September 7, 2007 as Exhibit 23(h)(3) to Advantus Series
                 Fund, Inc.'s Form N-1A, File Number 2-96990, Post-Effective Amendment Number
                 35, is hereby incorporated by reference.

26(h)(2)         Participation Agreement among Minnesota Life Insurance Company, Securian
                 Financial Services, Inc., AllianceBernstein L.P., AllianceBernstein
                 Variable Products Series Fund, Inc. and AllianceBernstein Investments, Inc.

26(h)(3)(i)      Amended and Restated Participation Agreement among Variable Insurance
                 Products Fund, Fidelity Distributors Corporation and Minnesota Life
                 Insurance Company, filed on April 20, 2007 as Exhibit 26(h)(3) to
                 Registrant's Form N-6, File Number 33-85496, Post-Effective Amendment Number
                 17, is hereby incorporated by reference.

26(h)(3)(ii)     First Amendment to Amended and Restated Participation Agreement among
                 Minnesota Life Insurance Company, Fidelity Distributors Corporation, Variable
                 Insurance Products Fund, Variable Insurance Products Fund II, Variable
                 Insurance Products Fund III and Variable Insurance Products Fund IV.

26(h)(4)(i)      Fund Participation Agreement by and among Minnesota Life Insurance Company,
                 Financial Investors Variable Insurance Trust, ALPS Advisers, Inc. and
                 ALPS Distributors, Inc.

26(h)(4)(ii)     Rule 22c-2 Agreement by and between Financial Investors Variable Insurance
                 Trust and Minnesota Life Insurance Company.

26(h)(5)(i)      Participation Agreement as of May 1, 2000 between Franklin Templeton
                 Variable Insurance Products Trust, Franklin Templeton Distributors, Inc.
                 and Minnesota Life Insurance Company, previously filed as Exhibit
                 27(h)(14)(i) to Minnesota Life Variable Life Account's Form N-6, File Number
                 333-96383, Post-Effective Amendment Number 4, on April 30, 2003, is hereby incorporated by reference.

26(h)(5)(ii)     Amendment to Participation Agreement as of May 1, 2000 between Franklin
                 Templeton Variable Insurance Products Trust, Franklin Templeton Distributors,
                 Inc. and Minnesota Life Insurance Company, previously filed as Exhibit
                 27(h)(14)(ii) to Minnesota Life Variable Life Account's Form N-6, File
                 Number 333-96383, Post-Effective Amendment Number 4, on April 30,
                 2003, is hereby incorporated by reference.

26(h)(5)(iii)    Amendment No. 2 to Participation Agreement between Franklin Templeton
                 Variable Insurance Products Trust, Franklin Templeton Distributors,
                 Inc. and Minnesota Life Insurance Company, previously filed as Exhibit
                 27(h)(14)(iii) to Minnesota Life Variable Life Account's Form N-6, File
                 Number 333-96383, Post-Effective Amendment Number 4, on April 30, 2003, is
                 hereby incorporated by reference.

26(h)(5)(iv)     Amendment No. 3 to Participation Agreement by and among Franklin Templeton
                 Variable Insurance Products Trust, Franklin Templeton Distributors, Inc.,
                 Minnesota Life Insurance Company and Securian Financial Services, Inc,
                 previously filed as Exhibit 26(h)(14)(iv) to Minnesota Life Variable
                 Life Account's Form N-6, File Number 33-3233, Post-Effective Amendment
                 Number 23, on April 26, 2005, is hereby incorporated by reference.

26(h)(5)(v)      Amendment No. 4 to Participation Agreement among Franklin Templeton Variable
                 Insurance Products Trust, Franklin/Templeton Distributors, Inc., Minnesota
                 Life Insurance Company and Securian Financial Services, Inc., previously filed as Exhibit 26(h)(14)(v) to Minnesota Life Variable Life Account's
                 Form N-6, File Number 33-64395, Post-Effective Amendment Number 13,
                 on April 21, 2006, is hereby incorporated by reference.

26(h)(5)(vi)     Amendment No. 5 to Participation Agreement among Franklin Templeton Variable
                 Insurance Products Trust, Franklin/Templeton Distributors, Inc., and
                 Minnesota Life Insurance Company filed on December 20, 2006 as exhibit 24(c)(q)(v) to Variable Annuity Account's Form N-4, File Number
                 333-136242, Pre-Effective Amendment Number 2, is hereby incorporated by reference.

26(h)(5)(vii)    Rule 22c-2 Agreement between Franklin Templeton Distributors, Inc. and
                 Minnesota Life Insurance Company previously filed on September 6, 2007, as exhibit 24(c)(i)(u) to Variable Annuity Account's Form N-4, File
                 Number 333-140230, Pre-Effective Amendment Number 1, is hereby incorporated by reference.

26(h)(5)(viii)   Amendment No. 6 to Participation Agreement by and among Franklin Templeton
                 Variable Insurance Products Trust, Franklin/Templeton Distributors, Inc.,
                 Minnesota Life Insurance Company, and Securian Financial Services, Inc.

26(h)(6)(i)      Fund Participation Agreement (Institutional Shares) between Janus Aspen
                 Series, Janus Distributors, Inc. and Minnesota Life Insurance Company.

26(h)(6)(ii)     Rule 22c-2 Shareholder Information Agreement between Janus Capital
                 Management, LLC, Janus Services LLC, Janus Distributors LLC, Janus
                 Aspen Series and Minnesota Life Insurance Company, filed on April 20, 2007 as
                 Exhibit 26(h)(2)(viii) to Registrant's Form N-6, File Number 33-85496,
                 Post-Effective Amendment Number 17, is hereby incorporated by reference.

26(h)(7)(i)      Participation Agreement among Vanguard Variable Insurance Fund, The
                 Vanguard Group, Inc., Vanguard Marketing Corporation and Minnesota
                 Life Insurance Company.

26(h)(8)(i)      Participation Agreement as of September 19, 2003 between Minnesota Life
                 Insurance Company and Waddell & Reed, Inc. previously filed as
                 Exhibit 27(h)(15) to Registrant's Form N-6, File Number 333-96383,
                 Pre-Effective Amendment #1, on February 19, 2004, is hereby incorporated by reference.

26(h)(8)(ii)     Amendment Number One to the Target Funds Participation Agreement among
                 Minnesota Life Insurance Company, Waddell & Reed, Inc. and W&R Target
                 Funds, Inc., previously filed as Exhibit 26(h)(15)(ii) to Minnesota Life
                 Variable Life Account's Form N-6, File Number 33-64395, Post-Effective
                 Amendment Number 13, on April 21, 2006, is hereby incorporated by reference.

26(h)(8)(iii)    Shareholder Information Agreement among Ivy Funds Distributor, Inc.,
                 Waddell & Reed, Inc. and Minnesota Life Insurance Company, filed on April 20,
                 2007 as Exhibit 26(h)(5)(iii) to Registrant's Form N-6, File Number
                 33-85496, Post-Effective Amendment Number 17, is hereby incorporated by reference.

26(h)(8)(iv)     Second Amendment to Target Funds Participation Agreement by and among Minnesota
                 Life Insurance Company, Waddell & Reed, Inc. and W&R Target Funds, Inc.

26(h)(9)(i)      Participation Agreement among The Universal Institutional Funds, Inc., Morgan
                 Stanley Distribution, Inc., Morgan Stanley Investment Management Inc., and Minnesota
                 Life Insurance Company, previously filed on October 4, 2007 as Exhibit 24(c)(8)(z)
                 to Variable Annuity Account's Form N-4, File Number 333-136242, Post-Effective
                 Amendment Number 3, is hereby incorporated by reference.

26(h)(9)(ii)     Amendment to Schedule A to the Participation Agreement among The Universal
                 Institutional Funds, Inc., Morgan Stanley Distribution, Inc., Morgan Stanley
                 Investment Management Inc., and Minnesota Life Insurance Company.

26(i)(1)         Investment Accounting Agreement between Securian Financial Group, Inc. and
                 State Street Bank and Trust Company, previously filed as Exhibit 24(c)8(q) to
                 Variable Annuity Account's Form N-4, File Number 333-91784, Post-Effective
                 Amendment Number 1, on February 25, 2003, is hereby incorporated by reference.

26(i)(2)         Administration Agreement between Securian Financial Group, Inc. and State Street
                 Bank and Trust Company, previously filed as Exhibit 24(c)8(r) to Variable
                 Annuity Account's Form N-4, File Number 333-91784, Post-Effective Amendment Number 1,
                 on February 25, 2003, is hereby incorporated by reference.

26(i)(3)         Administrative Services master letter, Schedule A, and Schedule B between
                 AllianceBernstein Investments, Inc. and the Insurer.

26(i)(4)         Amended and Restated Service Contract in connection with Fidelity Variable Insurance
                 Products Fund, Variable Insurance Products Fund II, Variable Insurance Products
                 Fund III, Variable Insurance Products Fund IV, and Variable Insurance Products Fund V.

26(j)            Not Applicable.

26(k)            Opinion and Consent of Donald F. Gruber.

26(l)            Actuarial Opinion of Robert J. Ehren, FSA, CLU.

26(m)            Calculation.

26(n)            Consent of KPMG.

26(o)            Not Applicable.

26(p)            Not Applicable.

26(q)            Redeemability exemption.

26(r)            Minnesota Life Insurance Company - Power of Attorney to Sign
                 Registration Statements.